RECD S.E.C.
SEP 1 3 2007
1086
PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL





2007 ANNUAL REPORT

FY 07 Annual Report Letter to Stockholders

Dear Stockholder,

Fiscal 2007 was a year of growth, balance, and diversification—three fundamental company goals that we continue to pursue.

In fiscal 2007 we grew revenues 53 percent over fiscal 2006. This increase was based upon growth both in our U.S. wireless and in our international wireless business. The most dramatic change came in our international business, which grew from just less than $7 million in fiscal 2006 to more than $24 million in fiscal 2007—a 250 percent increase.

For the year, international revenues represented 29 percent of our overall company business, the highest percentage in the company's history. This greater balance in revenues was accompanied by increased customer diversification. In fiscal 2007, we conducted business with international customers on five continents, including expanding our relationship with Orascom Telecom, a rapidly growing wireless carrier with more than 50 million subscribers in the Middle East and Africa.

The net result for Ditech Networks in fiscal 2007 was a return to growth, four consecutive quarters of profitability, and net income for the year of $5.3 million, or 16 cents per share.

While we achieved some significant milestones this year, our challenges remain. First, we need to continue to increase our customer diversification, both domestically and internationally. Second, we need to improve our ability to demonstrate to carriers that our voice quality solution is not just important, but is critical to increasing the loyalty and satisfaction of their subscribers. Given the many critical technology choices carriers must make, our third challenge is to ensure our voice quality solution is recognized as one of the top priorities and is deployed in a timely manner.

All of these issues affected our fiscal 2008 first quarter results, which were substantially lower than our fiscal 2007 fourth quarter results. We also believe these issues will have some impact on company performance in subsequent quarters.

U.S. Voice Processing Market

For fiscal 2007, we increased our U.S. wireless business revenues by 25 percent. The vast majority of this came from Verizon Wireless, our largest customer. While we had a very successful year with Verizon, we do see that Verizon is increasingly focused on the transition from 2G to 3G technologies, and this will slow deployment of our BVP Flex platform in fiscal 2008, which is currently targeted at the 2G network. We are addressing this issue with the development of new 2G-to-3G and 3G products, but it will take time for these new products to prove-in and gain traction.

We are now focused on expanding our presence in the U.S. wireless market with the addition of our Experience Intelligence ™ (EXi) solution. EXi is a comprehensive voice measurement system which highlights the severity and frequency of impairments occurring in both wireless and VoIP networks. With EXi, we increase our ability to demonstrate that improved voice quality can reduce churn and increase customer satisfaction. These are two major concerns of wireless company executives who are facing increased and heated competition for new customers in the U.S. market. EXi, which runs on all of our hardware platforms—TDM and packet—moves our discussion from one of technology to one of business solutions, which resonates with carrier executive management.

International Voice Processing Market

As I noted earlier, our international business in fiscal 2007 grew significantly. This result was gratifying, as we had invested substantially in our VQA technology and in our international sales and marketing efforts over the previous two years. Our primary target has been companies operating in developing countries where wireless penetration is less than 20 percent. In these countries, deploying a low-cost wireless network is absolutely essential, as the average revenue per subscriber is much lower than in the developed countries. Our VQA technology lowers network deployment costs by enabling carriers to deploy spectrum-saving technologies like half-rate. With VQA, carriers can deploy half-rate while still maintaining excellent voice quality—which remains essential in these increasingly competitive markets.

Moving forward, we continue to face the challenge of negotiating and closing agreements with very large international carriers. The nature of dealing with large international carriers will not change, and we expect variability in the revenue line of our international business. At the same time, however, we have been engaged with several new opportunities, and we expect our international business to continue to play a substantial part in Ditech's future.

VoIP Business

Fiscal 2007 was the year we generated our first substantive revenues on the Packet Voice Processor, or PVP, our principal VoIP product. The PVP is a powerful, carrier-grade voice processing platform that delivers the kind of excellent voice quality VoIP carriers are looking for to convert mainstream users to VoIP. VoIP interexchange carriers are also interested in the PVP's codec transcoding functionality, which cost-effectively translates a wide array of access codecs for transport across the core IP network. Finally, the flexible design of the PVP supports our sophisticated EXi voice monitoring capabilities. EXi goes beyond the technical measurement of voice anomalies and enables carriers to better understand how users are experiencing call quality. As VoIP becomes more mainstream, this will become essential.

We have now had a year's worth of testing and deployment with the PVP, resulting in an improved hardware platform and a widening array of applications. We now see the opportunity to adapt the PVP platform to make it relevant to a whole new set of applications, consistent with the demands of our wireless customers as they transition from TDM to VoIP. We are thus targeting developments on this, our newest and most advanced voice processing platform to serve the needs of our largest customers, the wireless carriers.

Moving Forward

Fiscal 2007 was a good year for the Company; 53 percent year-over-year growth and four consecutive quarters of profitability. Our challenges remain, yet so do our opportunities.

Shortly after fiscal 2007 concluded, Tim Montgomery, Ditech's President, CEO, and Chairman, announced his intention to retire. Mr. Montgomery served as President and CEO since1998, and in 2000 became the Chairman of the Board as well. In the second quarter of fiscal 2008, Tim did retire. On behalf of the Board and the employees, I want to thank Tim Montgomery and express our appreciation for all his contributions.

On August 15, 2007, I was appointed as interim CEO. I continue to serve as Chairman of the Board of Directors. We have embarked on a course to change the company's growth opportunities and trajectory. The first major step will be the hiring of a new CEO. We're looking to attract a new CEO, targeting an outstanding individual who can grow the company and maximize stockholder value.

Thank you again for your continued support.



Edwin L. Harper
Chairman of the Board
Interim Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13
OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended April 30, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From To

COMMISSION FILE NUMBER: 000-26209





DITECH NETWORKS, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	94-2935531
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

825 East Middlefield Road
Mountain View, CA 94043
(650) 623-1300

(Address, Including Zip Code, of Registrant's Principal Executive Offices and Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.001 Par Value	The NASDAQ Stock Market, Inc

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information incorporated by reference to Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. (See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $166,858,667 as of October 31, 2006 based upon the closing price on the Nasdaq Global Market reported for such date. Excludes an aggregate of 11,490,126 shares of common stock held by officers and directors and by each person known by the registrant to own 5% or more of the outstanding common stock. Exclusion of shares held by any such person should not be construed to indicate that a determination has been made that such person possesses the power, directly or indirectly, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

The number of shares outstanding of the Registrant's Common Stock as of July 3, 2007 was 33,200,275 shares.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the Registrant's definitive proxy statement relating to the 2007 annual meeting of stockholders, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the fiscal year to which this Report relates.

DITECH NETWORKS, INC.

FORM 10-K

INDEX

	PAGE
PART I	
Item 1—Business	1
Item 1A—Risk Factors	13
Item 1B—Unresolved Staff Comments	23
Item 2—Properties	23
Item 3—Legal Proceedings	23
Item 4—Submission of Matters to a Vote of Security Holders	24
PART II	
Item 5—Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	25
Item 6—Selected Financial Data	27
Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations	29
Item 7A—Quantitative and Qualitative Disclosure About Market Risk	47
Item 8—Financial Statements and Supplementary Data	49
Item 9—Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	81
Item 9A—Controls and Procedures	81
Item 9B—Other Information	82
PART III	
Item 10—Directors, Executive Officers and Corporate Governance	82
Item 11—Executive Compensation	83
Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	83
Item 13—Certain Relationships and Related Transactions, and Director Independence	83
Item 14—Principal Accountant Fees and Services	83
PART IV	
Item 15—Exhibits and Financial Statement Schedules	84
SIGNATURES	85

Trademarks:

Ditech and the Fern logo are registered trademarks of Ditech Networks. VQA and PeerPoint are trademarks of Ditech Networks. This Annual Report on Form 10-K also includes trademarks of companies other than Ditech.

Ditech Networks, Inc.

Part I

Item 1—Business

This Annual Report contains forward-looking statements that relate to future events or future financial performance. In some cases, forward looking statements can be identified by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "targets", "predicts", "intends", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under "Item 1A—Risk Factors" and elsewhere in this Annual Report. All forward-looking statements included in this document are based on information available to us on the date hereof. We assume no obligation to update any forward-looking statements.

Where we use the words "Ditech," "we," "our" or similar expressions, we are referring to Ditech Networks, Inc. and each of our wholly-owned subsidiaries. Our fiscal year ends on April 30. Consequently, when we refer to a specific fiscal year we are referring to the 12 months ended on April 30 of that year. For example, fiscal 2007 means the 12 months ended April 30, 2007.

General

Ditech Networks, Inc. is a global telecommunications equipment supplier for voice networks. Our solutions enable service providers to deliver consistently clear, secure, end-to-end communications to their customers worldwide. Our voice quality products include echo cancellers, which are used to effectively eliminate echo, a significant problem in existing and emerging voice networks. In the second half of fiscal 2004, we introduced a new line of voice quality products that incorporate both echo cancellation and a new generation of voice quality enhancement technology called Voice Quality Assurance (VQA). VQA addresses various voice quality issues in wireline and wireless networks, including a broader spectrum of echo, background noise and inconsistent voice levels. In the second half of calendar 2006, we introduced the ability to accurately measure and report on audio impairments, a product called Experience Intelligence (EXi). Over the last three fiscal years, voice quality products, which include our echo cancellation and VQA platforms, have comprised substantially all of our revenue. Beginning in the second half of fiscal 2004 and continuing through fiscal 2007, we have been developing a new platform, the Packet Voice Processor, which represents our entry into service providers' Internet Protocol (IP) networks using Voice over Internet Protocol (VoIP) technology. The Packet Voice Processor incorporates our VQA and EXi technology as well as Packet Quality Assurance (PQA) technology to address voice quality issues specific to packet networks. In addition, we acquired Jasomi Networks, Inc. (Jasomi) in the first quarter of fiscal 2006. Jasomi developed and sold session border controllers that enable VoIP calls to traverse the network address translation (NAT) and protect networks from external attacks by admitting only authorized sessions, ensuring that reliable VoIP service can be provided to them. We market our products domestically through a direct sales force and, to a lesser extent, through distributors. Internationally, we market our products through the combination of a direct sales force, value-added resellers, system integrators and agents.

Ditech was originally incorporated as Phone Info., Inc. in July 1983 and subsequently changed its name to Automated Call Processing Corporation, Inc. In March 1997, Automated Call Processing Corporation sold portions of its business and merged with its wholly owned subsidiary, and the surviving entity was renamed Ditech Corporation. Ditech Corporation reincorporated in Delaware in April 1999 and changed its name to Ditech Communications Corporation. In May 2006, Ditech Communications Corporation changed its name to Ditech Networks, Inc.

Mobile Voice Quality Market

Market Size and Characteristics

While we supply voice processing products to the wireline network, our primary market is mobile operators. Mobile networks are currently estimated to have over 2.5 billion subscribers worldwide and recent market research reports indicate that this subscriber base is still growing at a significant rate. Global System for Mobile Communications, commonly referred to as GSM, is the predominant technology for mobile communications outside the United States and is growing in popularity domestically. Code-Division Multiple Access, commonly referred to as CDMA, is an alternative mobile technology used primarily in the U.S. and Korea and a number of smaller networks in other parts of the world. Mobile networks are composed of three distinct types of equipment: (1) Radio Access Network (Cellular towers, base station with radio equipment, backhaul equipment and lines to carry traffic back to the switching site and the base station controllers); (2) Mobile Switching Center (MSC) with switching equipment; and (3) Inter MSC network to connect switching sites across the carrier's geographical coverage area.

Service Providers Challenges—Improving Voice Quality and Lowering Costs

Voice quality is a key competitive differentiator for telecommunication service providers. To deliver excellent voice quality, service providers must eliminate a variety of voice anomalies that include hybrid and acoustic echo, background noise, and inconsistent voice levels.

In addition to delivering excellent voice quality, carriers in a fiercely competitive environment are seeking to lower the capital and operating costs of their voice networks. Service providers are demanding equipment with greater capacity as well as smaller physical size as space in service provider facilities and central offices becomes more crowded. Service providers are also interested in monitoring voice quality throughout their network so they can rapidly address quality issues and guarantee Quality of Service to their subscribers.

The need to lower the cost of deploying and operating a mobile voice network is even greater in many international markets where carriers are expanding to reach low-income subscribers. The Radio Access Network, with nearly 70% of overall equipment and installation costs, dominates the cost of deployment in a mobile network. To lower costs, international carriers are utilizing various forms of voice compression to reduce radio bandwidth and infrastructure costs. Voice compression enables carriers to serve more subscribers with less bandwidth. The drawback of these compression technologies, however, is that they can degrade voice quality. Therefore, carriers are seeking solutions that enable them to deploy voice compression while still guaranteeing good voice quality.

Eliminating Hybrid and Acoustic Echo

It is important to understand the factors that affect voice quality in mobile calls. There are two types of echo in networks: Hybrid Echo and Acoustic Echo. Hybrid Echo is generated within a telecommunications network and results from signal reflection at the "hybrid," commonly the point where two wires of the local network meet the four wires of the long distance network. Echo becomes noticeable whenever the one-time delay of a rebounded voice signal exceeds 25 milliseconds. If the delay exceeds 32 milliseconds, the quality of the voice call begins to degrade creating an echo, which is reflected back to the person speaking and can become an annoyance during the call. When these echo problems are present, people describe the effect as their voices sounding hollow or like someone talking in a tunnel. Acoustic echo is caused by the sound generated on the speaker device of a telephone or mobile handset being reflected from surfaces such as walls, or being conducted by the device and then captured by the microphone on the same device. Acoustic echo behavior is more diverse since the resulting echo is driven by the specific physical characteristics of the room and the mechanical properties of the device.

Delays, either due to a long transmission path, as in a long distance telephone call, or due to the complex signal hand-off from one network to another, exacerbate the effect of echo. As the telecommunications network moves to adopt VoIP, additional delay will be added to the call transmission path. Therefore, carriers are looking for comprehensive, long-range solutions to eliminate echo from their networks.

Reducing Background Noise and Maintaining Consistent Voice Levels

To ensure delivery of excellent voice quality, service providers strive to eliminate background noise and inconsistent voice levels. Background noise is a particularly acute problem in mobile voice networks, where users are attempting to use their wireless handset in noisy environments, such as in an airport terminal, on a noisy street or in a crowded restaurant. Background noise also affects the performance of voice transmission in mobile networks that utilize voice compression, as the noise consumes valuable bandwidth. Inconsistent voice levels also degrade voice quality in mobile networks. Variations in voice levels occur when calls are routed between the networks of different service providers, particularly on international calls, resulting in the voice of the speaker often being too high or too low for comfortable listening.

Our Mobile Voice Quality Solutions

We design, develop, and market stand-alone and system-based voice quality enhancement products for mobile networks throughout the world. Our products feature high-capacity, high-availability hardware systems coupled with a sophisticated array of voice enhancement and monitoring software to enhance the quality of voice communications.

The key technologies that we have developed and use in our voice processing solutions are:

Voice Quality Assurance (VQA) technology. Our VQA technology integrates voice quality enhancement features with some of the latest voice processor technology to improve the sound quality of voice calls in all telecommunications networks but especially mobile networks. VQA's general features include noise reduction, acoustic echo cancellation, voice level control, and enhanced listener intelligibility.

Packet Quality Assurance (PQA) technology: Our PQA technology mitigates the effect of lost packets on packet networks by intelligently replacing lost packets.

Experience Intelligence (EXi) technology: Our EXi technology provides detailed visibility into voice impairments that enter a network. EXi enables a service provider to better manage their overall quality levels.

The key benefits of our voice processing solutions include:

Network capacity expansion. Our VQA technology enables mobile carriers to deploy lower-cost, bandwidth-saving compression technologies while still maintaining good voice quality. Our VQA technology also enables mobile carriers to deploy a capacity-saving technology called DTX (Discontinuous Transmission). Human conversations typically occupy a phone call 50% of the time for each person. Mobile networks use DTX to stop radio transmission during silent periods. Background noise renders the process of detecting these silent periods more difficult, thus reducing the effectiveness of DTX, increasing radio network traffic and usurping capacity. Our VQA technology detects and minimizes this background noise.

Codec Transcoding: The ability to run different voice compression schemes (codecs) within a network allows a provider to optimize the quality versus bandwidth tradeoff. We provide an extensive list of codecs that can be used in conjunction with both VQA and EXi on VoIP networks.

Time-to-market advantage. Our core technology uses intelligent software algorithms, which are a sophisticated process or set of rules for our software to address an array of voice quality problems, running on off-the-shelf electronic integrated circuits and digital signal processors. Competitive voice processing solutions using application specific integrated circuits are more expensive to design, require more development time and are difficult to upgrade. Our approach leverages rapid technological advances in the commercial integrated circuit and digital signal processor industries, which in turn enable us to invest resources in the development of additional voice quality algorithms to support the growing needs of the telecommunication and networking marketplace. As a result, we believe that we are able to deliver high performance products to market with shorter product development cycles and lower investments in capital equipment than alternative solutions.

Lower total cost of ownership. Our compact system design allows us to offer voice processing products with some of the highest voice processing capacities currently available based on a seven-foot industry standard equipment rack located in service providers' central offices or remote facilities. This higher capacity represents cost and space savings for service providers. Our newer generation products also offer highly efficient cabling and network equipment installation, saving service providers even more space and installation costs. Our products are designed to allow service providers to remotely download and upgrade software via the Internet without interrupting network service or dispatching a technician to the remote site, which also lowers the cost of ownership.

Remote monitoring and service assurance. Our real-time monitoring technology, known as Experience Intelligence (EXi), allows remote monitoring of voice quality data in real-time. Service providers can use this technology to identify problems remotely and address them proactively. We are also able to assist our customers on-line during this process. As a result, service providers can improve performance levels and monitor voice quality on a consistent basis.

Our Mobile Voice Quality Products

Our voice quality products are designed to solve voice quality issues, such as echo, background noise and inconsistent voice levels primarily in mobile networks. Our products also serve wireline and satellite networks. Our echo cancellation product family includes a mixture of both single and multi-port, stand-alone echo cancellers and several broadband, system-based products. In fiscal 2004, we consolidated many of our previous generation product lines enabling customers to migrate to newer, lower cost and higher performance platforms. This also enabled us to reduce costs by streamlining on-going development and increasing manufacturing volumes on fewer hardware components. As part of this consolidation process, we announced last-buy periods for our 18T1, 18E1, Quad I T1, Quad I E1, BBEC, OC-3, STM-1, SX-30 and SX-24 echo cancellation systems. We ceased selling these products following last-buy periods ending, depending on the product, between November 2004 and June 2006. In fiscal 2004, we announced the availability of two new voice processing platform families. Unlike our previous products that were designed for echo cancellation only, the new voice processing platforms are designed to support a larger variety of voice processing algorithms, such as the features in VQA and EXi. These products are the Quad Voice Processor (QVP), with four T1 or E1 interfaces, and the Broadband Voice Processor-Flex (BVP-Flex) with high capacity any-to-any interfaces such as DS-3, STS-1, OC-3 and STM-1. Both platforms can be factory configured to support a wide range of digital signal processor, or DSP, computational levels and can be field upgraded to support the purchase of new software features. Over 95% of our revenue over the last three fiscal years has been generated by sales of our mobile voice quality products.

Our Current Mobile Voice Quality Products

The following table summarizes our current mobile voice quality products.

Product	Description	Functionality
Broadband Voice Processor-Flex (BVP-Flex)	Broadband Voice Processor System with flexible resource cards that permit up to six times the computational power of the previous generation BVP platform with continued support for a wide range of interface support, targeted at both North American and international network operators	• Supports up to 2016 channels per system, • Three systems per shelf • Transmux capability for OC-3/STM1/DS-3/STS1 • Supports hybrid echo, full VQA features and EXi in a variety of hardware and software configurations
Quad II T1	Single module including four independent T1 echo cancellers supporting North American markets	• Hybrid Echo Cancellation and built-in voice enhancement technology • Cancels 480 T1 lines per rack
Quad II E1	Single module including four independent E1 echo cancellers supporting international markets and North American gateway applications	• Hybrid Echo Cancellation and built-in voice enhancement technology • Cancels 480 E1 lines per rack
Quad Voice Processor (QVP)—T1	Narrowband Voice Processor with four independent T1 voice processing modules that support both hybrid echo cancellation and the extensive suite of VQA software and EXi software	• High capability voice enhancement technology with industry leading algorithms for noise reduction, level control, acoustic echo control and noise compensation through enhanced voice intelligibility • Processes 480 T1 lines per rack
Quad Voice Processor (QVP)—E1	Narrowband Voice Processor with four independent E1 voice processing modules that support both hybrid echo cancellation and the extensive suite of VQA software and EXi software	• High capability voice enhancement technology with industry leading algorithms for noise reduction, level control, acoustic echo control and noise compensation through enhanced voice intelligibility • Processes 480 E1 lines per rack

VoIP Market: Border Solutions and Services Market

Market Characteristics

There is a growing trend of wireline service providers transitioning away from traditional circuit-switched network infrastructure to VoIP. VoIP offers service providers' customers an increase in features and functionality while enabling the service providers to simplify network operations, reduce capital expenditures and increase service revenue.

Our primary focus in our VoIP business is the Border Solutions and Services Market. The "border" is the demarcation between the local access network and the VoIP core transport network. Carriers are currently deploying key voice processing devices, such as session border controllers and media gateways, at the borders of their VoIP networks. These devices translate and process calls originating in circuit-based and packet-based access networks, and pass them into the core VoIP network for further processing and eventual service delivery to VoIP subscribers. We believe the VoIP border is emerging as the key location in the network to ensure voice quality and security.

VoIP Service Provider Challenges

Voice Quality

As carriers seek to move mainstream telephone subscribers to their new VoIP service, they must offer the same level of voice quality and service these subscribers have been accustomed to with their circuit-based service. "Toll-quality" service is the industry term for telephone service that always works and is always high quality. To provide toll-quality service, VoIP carriers must address a number of traditional voice challenges and additional challenges associated with transporting voice over a data network.

Traditional Voice Quality Challenges. To become a universal, mainstream service, VoIP must interconnect calls to the wireless and public switch networks (PSTN) from which the majority of subscribers originate and receive phone calls. As VoIP calls are connected to wireless and PSTN networks, call quality can be degraded by the same voice quality issues that affect circuit-based calls; that is, echo, background noise, and inconsistent voice levels. In fact, VoIP adds more delay to the transmission path of a call and in many cases this delay increases the negative effects of these voice anomalies, especially echo.

Packet Loss, Packet Delay. In the VoIP network, voice is packetized and transported in a best-available routing method. Packets can be lost or delayed during VoIP routing resulting in degradation of call quality.

Voice compression translation. As VoIP becomes more widely deployed, carriers will be challenged to support different types of VoIP media streams, including compressed voice, or codec technologies. VoIP carriers, therefore, will seek a means to normalize or translate these codecs before they are transported into the core network.

End-to-end Service Delivery

As voice is packetized and transported within the "open," best-available routing world of VoIP, carriers must ensure calls can traverse network boundaries and barriers, including traditional data firewalls. End-to-end service delivery, therefore, becomes a significant challenge to establishing mainstream VoIP service.

Security

VoIP represents a fundamental change in the way voice is transported. In the circuit-based world, voice is transported over dedicated circuits with dedicated bandwidth allocated to each call. In VoIP, voice runs on a network originally built to transport data where no one entity controls the end-to-end path the data travels. While this VoIP data network offers many cost-savings advantages, by its very nature the VoIP network is more open and prone to some of the same security issues faced by users of computers—issues like viruses, spam, and various forms of network attack and personal identity theft. Therefore, as carriers move to take advantage of the cost efficiencies of VoIP, they must ensure that their networks guarantee a secure environment to VoIP subscribers.

Our VoIP Solutions

We design, develop and market systems that ensure service providers can provide consistently clear, secure, end-to-end VoIP communications to their customers throughout the world. Our products feature high-capacity, high-availability hardware systems coupled with a sophisticated array of voice enhancement and monitoring software to enhance the quality and delivery of voice communications. Our Packet Voice Processor began production shipments in first half of fiscal 2007 and we continue to develop features as we review and clarify customer requirements. PeerPoint, our session border controller product, is currently available.

The key currently or planned to be available benefits of our VoIP solutions include:

Toll-quality voice service. Our Packet Voice Processor system incorporates our VQA, PQA, EXi, and codec transcoding functionality. The VQA features on the Packet Voice Processor improve voice quality in a call and offer noise reduction, enhanced voice intelligibility, voice level control and acoustic and hybrid echo cancellation capabilities. Our PQA features address quality issues specific to VoIP calls such as packet loss, delay and jitter, and reduce the effects of these impairments to improve call quality and clarity. The following voice quality enhancement features are currently available in the Packet Voice Processor:

- Acoustic echo control. Addresses echo problems that are common in VoIP networks due to poor acoustic isolation between the speaker and the microphone of a user's device.
- Adaptive noise cancellation. Provides a noise reduction algorithm that removes the noise components of a call.
- Enhanced voice intelligibility. Improves the quality of speech that has been impaired due to encoding and decoding of voice calls using compressed VoIP codecs.
- Automatic level control. Detects and adjusts for voice level imbalances caused by connections between different VoIP endpoint devices.
- Intelligent packet restoration. Reconstructs missing packets within a VoIP packet stream using a predictive speech model.
- Hybrid echo cancellation. The echo that occurs at the 2-wire to 4-wire conversion point in a PSTN network becomes even more noticeable when packet delay is added in an IP network. The Packet Voice Processor is designed to eliminate hybrid echo from end-to-end calls that traverse a PSTN hybrid network.

End-to-end connectivity. Our Packet Voice Processor, when deployed at the border between networks, supports a wide array of codecs from the customer premises or network edge and normalizes incoming codec types before transmission to the IP backbone. This may also eliminate service providers' need to convert one compressed voice format to another (transcoding) at VoIP service points such as conferencing servers, media servers and voice portal servers, hence saving the service providers costs and allowing for easier deployment and integration of additional enhanced VoIP service platforms in the future. The Packet Voice Processor also provides a full suite of VQA technology features to ensure the delivery of consistently high voice quality in VoIP deployments.

Lower Border network costs. Our Packet Voice Processor is purpose-built to support large-scale, high-capacity voice processing at the VoIP network Border. One equipment bay (7 foot) of our Packet Voice Processor, for example, supports up to 48,000 VoIP sessions, depending on feature configuration. Combined with its sophisticated array of voice enhancement and voice monitoring capabilities, deployment of the Packet Voice Processor represents a major capital and operating expense savings for VoIP carriers.

Secure voice service. The success of any VoIP network depends on being able to make the right connections without having to redefine the infrastructure or compromise security. Our PeerPoint Session Border Controller helps enterprises and carriers connect diverse equipment, traverse firewalls and network boundaries, reduce bandwidth costs, and mitigate some Denial of Service attacks.

Our VoIP Products

Because of the high expectations of their customers, VoIP service providers are working to provide a service level that is as good as, or better than, services offered over traditional circuit-switched networks. Leveraging our VQA technology and new PQA technology, which addresses packet loss and jitter, we believe that our newest product platform, the Packet Voice Processor, addresses these voice quality issues. Our PVP began production shipment in early fiscal 2007.

The success of a voice or video IP network largely depends on being able to make the right connections without having to redefine infrastructure or compromise security. Our PeerPoint Session Border Controller, acquired in the Jasomi business transaction, is aimed at enabling enterprises and carriers to connect diverse equipment, traverse firewalls, operate in environments prone to security breaches, reduce bandwidth costs, and mitigate some Denial of Service attacks.

The following table summarizes our current mobile Voice-over-IP products and currently available features.

Product	Description	Functionality
PeerPoint C100 (Session Border Controller)	The PeerPoint Session Border Controller enables enterprises and carriers to connect diverse equipment, traverse firewalls, operate in environments prone to security breach, reduce bandwidth costs, and mitigate some Denial of Service attacks, and is targeted at both North American and international network operators	• Session control • Security • NAT/Firewall traversal • Peering
Packet Voice Processor	The Packet Voice Processor delivers packet voice processing for an IP network, offering a comprehensive set of voice processing features that ensure consistent, clear voice quality while maximizing carrier service offerings. These features include any-to-many codec transcoding for wireline and wireless networks, our VQA software suite, our PQA software suite, and an advanced voice quality monitoring capability. The carrier-grade system offers scalable VoIP processing with Gigabit Ethernet connectivity, targeted at both North American and international network operators	• up to 48,000 VoIP sessions per 7' rack • Any-to-many codec transcoding • Advanced voice quality enhancement • Sophisticated voice quality monitoring and packet quality assurance

Customers

While we added new customers in fiscal 2007 and continued to do business with major North American long distance companies, the vast majority of our domestic revenue was generated from sales to Verizon Wireless. Verizon Wireless accounted for 64% of our total worldwide revenue in fiscal 2007 compared to 79% in fiscal 2006. Our other customer that accounted for greater than 10% of revenue in fiscal 2007 was Orascom Telecom and its affiliates, which accounted for 14% of our fiscal 2007 revenue. As a result of Nextel's merger with Sprint, our fiscal 2007 and 2006 revenue from Nextel was nominal compared to 37% of our total worldwide revenue in fiscal 2005. Our next three largest customers

accounted collectively for 10% of our total company revenue in fiscal 2007. All of our revenue is from external customers.

We market our products, both domestically and internationally; information by geographic region with respect to revenues from external customers and long-lived assets, is set forth in Note 12 of the Notes to our Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K and is incorporated by reference here. Historically, the majority of our sales have been to customers in the U.S. These customers accounted for approximately 71%, 87%, and 91%, of our revenue in fiscal 2007, 2006, and 2005, respectively. Virtually all of our long-lived assets are located in the U.S. See "Item 1A—Risk Factors—We May Experience Unforeseen Problems As We Diversify Our International Customer Base, Which Would Impair Our Ability To Grow Our Business" for a discussion of risks associated with both domestic and international operations.

Backlog. Our backlog for voice processing products was approximately $7.0 million and $18.7 million as of the first business day of June 2007 and 2006, respectively. Our backlog consists of (1) orders confirmed with a purchase order for product from which we expect to recognize revenue within 120 days to customers with approved credit status, (2) shipments classified as deferred revenue, which we expect to recognize as revenue within 120 days, and (3) deferred maintenance revenue, which we expect to recognize within 120 days. A shipment may be classified as deferred revenue for a variety of reasons including, but not limited to, concerns over collectibility or contractual terms when installation is provided. Backlog at June 1, 2007 and 2006 excludes $6.9 million and $6.0 million, respectively, of orders for which shipment dates are undefined or which extend beyond 120 days. Because of the generally short cycle between order and shipment, and occasional customer changes in delivery schedules, we do not believe that our backlog as of any particular date is necessarily predictive of actual net sales for any future period. However, when backlog levels entering a fiscal quarter are low relative to the forecast revenue for that quarter, it places greater reliance on generating new orders during that fiscal quarter to meet our revenue targets.

Research and Development

Our engineers are dedicated to and focused on designing and developing next generation voice processing products for both circuit-switched and VoIP networks. Our research and development expenses for fiscal 2007, 2006, and 2005, were approximately $20.8 million, $17.9 million, and $15.8 million, respectively. The increase in spending in fiscal 2007 was largely due to incremental payroll due to increases in engineering headcount and stock compensation expense associated with the adoption of SFAS 123R in fiscal 2007. Our research and development efforts are driven by market demand and customer feedback. We have created a structured process for undertaking all product development projects. Following an assessment of market demand, our research and development team develops a set of functional product specifications based on input from our product management, sales and post-sales organizations. This process is designed to provide a framework for defining and addressing the steps, tasks and activities required to bring product concepts and development projects to market. As of April 30, 2007, we had 86 employees in Research and Development and we believe that retaining those personnel and recruiting new personnel, as necessary, will be essential to our continued success. See "Item 1A—Risk Factors" below for a discussion of risks related to timely specification and development of products for commercial viability.

Manufacturing

We operate as a "virtual" manufacturing organization by relying on contract manufacturers to assemble our voice processing products. The vast majority of our products are currently manufactured by a single contract manufacturer who manufactures our products based on rolling forecasts provided by us. The rolling forecasts we submit to our contract manufacturers are based on our expectations of customer demand, or in the case of prototypes or lab equipment, internal demand. We generally do not own the products or components until they are shipped to us. In certain circumstances, we may be liable to our

contract manufacturers for carrying and obsolete material charges for excess components purchased based on our forecasts. We perform final test, configuration and shipping functions for our voice processing products. Our raw materials are procured from outside suppliers, primarily through our contract manufacturers. Several components used in our products are sole sourced. We closely monitor supplies of parts and supplier lead times in an attempt to mitigate the risk of component availability affecting our ability to deliver product to our customers. In cases where we believe that a particular sole source component is too critical or expensive to replace and we believe that there may be availability issues, we have, and will continue to, buy components in excess of our immediate needs to help mitigate the risk of component shortages in the future. In procuring digital signal processors for our echo cancellation products, we and our contract manufacturers rely on Texas Instruments as our sole supplier, as our software license agreement with Texas Instruments stipulates that we will only use their processors to run the licensed Texas Instruments software. Our future success will depend in significant part on our ability to obtain components on time, at competitive prices, and in sufficient quantities to meet demand. Although we believe that there are currently ample supplies of components, we have experienced part shortages in prior years, which had a direct impact on revenues and results of operations and we may experience shortages again in the future. See "Item 1A—Risk Factors" below for a discussion of risks related to manufacturing our products.

We are ISO 9001:2000 and ISO 14001:2004 certified and we encourage our contract manufacturers and strategic partners to be ISO 9000:2000 registered. As part of our 14001-certified management system and our overall commitment to the environment we have investigated the requirements set forth by the RoHS directive, which restricts the use of certain hazardous substances in electrical and electronic equipment. Based on some independent industry benchmarking, and guidance offered by the UK's Department of Trade and Industry, we have designed our product, telecommunication network infrastructure equipment, to comply under the lead-in-solder exemption, commonly known as the "5 of 6" compliant of the RoHS directive. We have also completed our investigation in support of the China RoHS initiative. We expect to be compliant with that initiative by December 1, 2007. We will continue to monitor the evolution of the EC/95 and related industry activities and will take appropriate compliance action for those products that we sell into EU countries and territories. Effective January 1, 2006, we began shipping Waste Electrical and Electronic Equipment (WEEE) compliant product as referenced in EC/96. We will continue to monitor the evolution of the EC/96 and related industry activities and will take appropriate compliance actions for those products that we sell into EU countries and territories.

Sales and Marketing

We primarily rely on our direct sales force to sell our voice processing products domestically and on a combination of a direct sales force, value-added resellers, distributors and sales agents internationally. We have continued to expand our network of value-added resellers, distributors, and sales agents that sell our products internationally, and continued to enhance our web site marketing. Over the last three fiscal years, we have continued to increase our sales and marketing spending as we have invested in sales and marketing headcount, pre- and post-sales support staff and trade shows. The focus of this increased spending has been to increase our international presence and to promote the introduction of our new VoIP products. See "Item 1A—Risk Factors" below for a discussion of risks related to effectively marketing and selling our products.

Acquisitions and Dispositions

Our strategy is to increase new product development both through internal efforts and, when potential acquisitions provide us with a critical new product and/or a decided time-to-market advantage, through acquisitions.

On June 30, 2005, we acquired Jasomi for $10.4 million in cash plus $7.0 million in non-transferable convertible notes. In the first quarter of fiscal 2007, the first $3.0 million of convertible notes were paid off and the remaining balance of $4.0 million was paid off in the first quarter of fiscal 2008. In addition, in connection with the acquisition we transferred $2.0 million into an escrow account to secure indemnification obligations for breaches of representations and warranties made by Jasomi and certain of its affiliates, and this escrowed amount was also paid to the former stockholders of Jasomi in the first quarter of fiscal 2008. We also assumed all of the Jasomi stock options outstanding on the date of the closing, which converted into options to acquire an aggregate of 191,111 shares of Ditech common stock. In addition, we established a restricted stock plan and issued restricted common stock and restricted stock units to Jasomi employees and employees of a Canadian affiliate of Jasomi in the aggregate amount of 393,212 shares of Ditech common stock. We believe the combination of our Packet Voice Processor and Jasomi's session border control technology, which enables VoIP calls to traverse the network address translation (NAT) and protects networks from external attacks by admitting only authorized sessions, thus ensuring that reliable VoIP service can be provided to them, will enable us to provide a comprehensive solution to carriers' border service needs. See also Note 5 of Notes to the Consolidated Financial Statements.

We will continue to look to acquire companies that meet market attractiveness and strategic fit criteria. Acquisitions involve numerous risks, which are more fully discussed in "Item 1A—Risk Factors—Acquisitions and Investments May Adversely Affect Our Business."

Competition

The markets for our products are intensely competitive, continually evolving and subject to rapid technological change. We believe that rapid product introductions with price performance advantages are critical competitive factors. We believe our products also face competition in the following areas:

- Product features and enhancements (including improvements in product performance, reliability, size, compatibility and scalability);
- Cost of ownership (including ease-of-installation and cost of maintenance);
- Ease of product deployment and installation;
- Technical support and service;
- Complete system integration and turnkey network delivery;
- Financing;
- Credibility to deliver large scale solutions;
- Incumbent network deployments; and
- Handset based voice processing.

Although we believe that we currently compete favorably with respect to all of these factors, we may not have the financial resources, technical expertise or marketing, manufacturing, distribution and support capabilities to compete successfully in the future. We expect that competition will increase in the future.

Our principal competitors for stand-alone echo and voice quality products in circuit-switched networks are NMS Communications Corporation and Tellabs. However, the primary competition in the voice processing market comes from voice switch manufacturers, of which there are several companies competing in this space, the more formidable of which are Nortel, Alcatel-Lucent, Nokia, Ericsson, Siemens-Nokia, Huawei and ZTE. These switch manufacturers do not independently sell echo cancellation products or compete in the open echo cancellation market; however, they integrate echo cancellation

functionality within their switch product offerings, either as hardware modules or as software running on chips. A widespread adoption of internal echo cancellation solutions could present a competitive threat to us by eliminating demand for our echo cancellation system products.

Our principal competitors in the VoIP space include Sonus Networks, Nortel, Alcatel-Lucent, Cisco, Siemens-Nokia, Audiocodes, Acme Packet, Juniper (Kagoor), Nextone, many mid-sized companies and other startups that offer session border controller products. Large OEMs that offer media gateway products such as Nortel, Alcatel-Lucent and Cisco are also potential competitors as our packet products are deployed in networks where equipment from these suppliers is already in the network and where we may affect the long-term incremental deployment of their products.

Many of our competitors and potential competitors have substantially greater name recognition and technical, financial, marketing, purchasing and other resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements, devote greater resources to the development, promotion and sale of products, or deliver competitive products at a lower price. We may not be able to compete successfully against our current or future competitors. See "Item 1A—Risk Factors" below for a discussion of risks related to resources needed to compete globally.

Patents and Intellectual Property Rights

Our future success will depend, in part, on our ability to protect our intellectual property. We rely primarily on nondisclosure agreements as well as copyright, trademark, trade secret laws, and other methods to protect our proprietary voice processing technologies and processes. However, where it is applicable and when we deem it appropriate, we have and will file for protection under patent laws. Nevertheless, these measures may not be adequate to safeguard the proprietary technology underlying our voice quality products.

In connection with the sale of our echo cancellation intellectual property to Texas Instruments in April 2002, we secured a long-term license of the echo cancellation software from Texas Instruments. The license had an initial four-year royalty-free period after which, in March 2006, we (1) extended the royalty-free period for certain legacy DSPs purchased from TI through December 31, 2007 primarily to support our remaining warranty obligation for our end-of-life products and (2) negotiated new pricing based on the purchase of DSPs bundled with the echo software for our current products. We are dependent on the license of this technology and continued support from Texas Instruments, as it is the fundamental technology incorporated in our echo cancellation products.

We generally enter into confidentiality agreements with our employees and strategic partners, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization or develop similar technology independently. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited outside of the U.S., Europe and Japan. We may not be able to obtain any meaningful intellectual property protection in these countries and territories. Additionally, we may, for a variety of reasons, decide not to file for patent, copyright, or trademark protection outside of the U.S. Further, we occasionally incorporate the intellectual property of our customers into our designs, and we have obligations with respect to the non-use and non-disclosure of this intellectual property. However, the steps taken by us to prevent misappropriation or infringement of the intellectual property of our company or our customers may not be successful. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. Litigation could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, financial condition and results of operations.

The telecommunications equipment industry is characterized by vigorous protection and pursuit of intellectual property rights. In the future, we may receive notices of claims of infringement of other parties' proprietary rights. We may not prevail in actions alleging infringement of third-party patents. In addition, in a patent or trade secret action, an injunction could issue against us, requiring that we withdraw certain products from the market or necessitating that certain products offered for sale or under development be redesigned. We have also entered into certain indemnification obligations in favor of our customers and strategic partners that could be triggered upon an allegation or finding of our infringement of other parties' proprietary rights. Irrespective of the validity or successful assertion of these claims, we would likely incur significant costs and diversion of our resources with respect to the defense of these claims, which could also have a material adverse effect on our business, financial condition and results of operations. To address any potential claims or actions asserted against us, we may seek to obtain a license under a third party's intellectual property rights. Under these circumstances, a license may not be available on commercially reasonable terms, if at all.

A few industry participants, such as Lucent, Nortel Networks and certain major universities and research laboratories hold substantial inventories of intellectual property. This concentration of intellectual property in the hands of a few major entities also poses certain risks to us in seeking to hire qualified personnel. We have on a few occasions recruited personnel from these entities. These entities or others may claim the misappropriation or infringement of their intellectual property, particularly when and if employees of these entities leave to work for us. We may not be able to avoid litigation in the future, particularly if new employees join us after having worked for a competing company. Litigation could be very expensive to defend, regardless of the merits of the claims, and could have a material adverse effect on our business, financial condition and results of operations.

Employees

As of April 30, 2007, we had 224 employees, 36 of whom were primarily engaged in operations, 86 in research and development, 81 in sales, marketing and technical support and 21 in finance and administration. Our employees are not represented by any collective bargaining agreement, and we have not experienced a work stoppage. We believe our employee relations are good.

Available Information

You may obtain a free copy of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and current reports on Form 8-K and any amendments to those reports, which we make available as soon as reasonably practicable after our filing or furnishing of these reports with or to the SEC, through our website at *www.ditechnetworks.com*. Our website address is provided solely for informational purposes. We do not intend, by this reference, that our website should be deemed to be part of this Annual Report. The reports filed with the SEC are also available at www.sec.gov.

Item 1A—Risk Factors

Future Growth and Operating Results Subject to Risk

Our business and the value of our stock are subject to a number of risks, which are set out below. If any of these risks actually occur, our business, financial condition or operating results could be materially adversely affected, which would likely have a corresponding impact on the value of our common stock. These risk factors should be carefully reviewed.

WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS, THE LOSS OF ANY ONE OF WHICH COULD CAUSE OUR REVENUE TO DECREASE.

Our revenue historically has come from a small number of customers. Our five largest customers accounted for approximately 88% of our revenue in fiscal 2007, and 88% and 91% of our revenue in fiscal 2006 and 2005, respectively. Our largest customer accounted for approximately 64% of our revenue in fiscal 2007 and 79% of our revenue in fiscal 2006. A customer may stop buying our products or significantly reduce its orders for our products for a number of reasons, including the acquisition of a customer by another company, a delay in a scheduled product introduction, completion of a network expansion or upgrade, or a change in technology or network architecture. If this happens, our revenue could be greatly reduced, which would materially and adversely affect our business.

Since the beginning of calendar year 2004, North American telecommunication service providers have been involved in a series of merger and acquisition activities and some affected telecommunication service providers are still assessing the network technology and deployment plans. In any merger, product purchases for network deployment may be reviewed, postponed or canceled based on revised plans for technology or network expansion for the merged entity. We believe this is what happened at Nextel when, in December 2004, they announced a plan to merge with Sprint. Consequently, our fiscal 2007 and 2006 revenue from Nextel was nominal compared to 37% of our total worldwide revenue, or $34.9 million, in fiscal 2005.

WE ARE RELIANT PRIMARILY ON OUR VOICE QUALITY BUSINESS TO GENERATE REVENUE GROWTH AND PROFITABILITY, WHICH COULD LIMIT OUR RATE OF FUTURE REVENUE GROWTH.

We expect that, at least through fiscal 2008, our primary business will be the design, development and marketing of voice processing products. However, the relatively small size of the overall echo cancellation portion of the voice market, which is where we have derived the majority of our revenue to date, could limit the rate of growth of our business. In addition, certain telecommunication service providers may utilize different technologies, such as VoIP, which would further limit demand for products we sold in fiscal 2007 and 2006, which are deployed in mobile and wireline networks. Although we have begun to distribute our Packet Voice Processor for use in the VoIP market, we have generated only modest levels of revenue in fiscal 2007. We have continued to expand our trial activity around the PVP.

OUR OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST, AND WE ANTICIPATE THAT THEY MAY CONTINUE TO DO SO IN THE FUTURE, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE.

Our quarterly operating results have fluctuated significantly in the past and may fluctuate in the future as a result of several factors, some of which are outside of our control. If revenue significantly declines, as we experienced in the first nine months of fiscal 2006, our operating results will be adversely affected because many of our expenses are relatively fixed. In particular, sales and marketing, research and development and general and administrative expenses do not change significantly with variations in revenue in a quarter. Adverse changes in our operating results could adversely affect our stock price. For example, when we announced in May 2005 that we expected our revenue for the first quarter of fiscal 2006 would be less than half of our revenue in the last quarter of fiscal 2005, our stock price dropped from a closing price of $12.59 just prior to our announcement to a closing price of $7.79 per share on the day following our announcement. More recently, we have experienced delays in customers finalizing contracts and/or issuing purchase orders, which have resulted in revenues slipping out of the quarter in which we had expected to recognize them. This resulted in a revenue shortfall in the second and fourth quarters of fiscal 2007 and in both cases we experienced a 10% - 15% drop in our stock price following the announcement of these revenue shortfalls.

OUR REVENUE MAY VARY FROM PERIOD TO PERIOD, WHICH WOULD SUBSTANTIALLY AFFECT OUR NET INCOME.

Factors that could cause our revenue to fluctuate from period to period include:

- changes in capital spending in the telecommunications industry and larger macroeconomic trends;
- the timing or cancellation of orders from, or shipments to, existing and new customers;
- the loss of, or a significant decline in orders from, a customer;
- delays outside of our control in obtaining necessary components from our suppliers;
- delays outside of our control in the installation of products for our customers;
- the timing of new product and service introductions by us, our customers, our partners or our competitors;
- delays in timing of revenue recognition, due to new contractual terms with customers;
- competitive pricing pressures;
- variations in the mix of products offered by us; and
- variations in our sales or distribution channels.

Sales of our products typically come from our major customers ordering large quantities when they deploy a switching center. Consequently, we may get one or more large orders in one quarter from a customer and then no orders in the next quarter. As a result, our revenue may vary significantly from quarter to quarter, which would substantially impact our net income.

Our customers may delay or rescind orders for our existing products in anticipation of the release of our or our competitors' new products, due to merger and acquisition activity or if they are unable to put credit facilities in place. Further, if our or our competitors' new products substantially replace the functionality of our existing products, our existing products may become obsolete, which could result in inventory write-downs, and/or we could be forced to sell them at reduced prices or even at a loss.

In addition, the sales cycle for our products is typically lengthy. Before ordering our products, our customers perform significant technical evaluations, which typically last up to 90 days or more for our base echo cancellation systems and up to 180 days or more for our newer VQA and PVP product offerings. Once an order is placed, delivery times can vary depending on the product ordered and the timing of installations or product acceptance may be delayed by our customers. As a result, revenue forecasted for a specific customer for a particular quarter may be delayed until very late in the quarter or may not even occur in that quarter. Further, in a fiscal quarter for which we enter the quarter with a small backlog relative to our revenue target, we are at heightened risk for the factors noted above as we are more dependent on the generation of new orders within the quarter to meet the revenue targets. Because of the potential large size of our customers' orders, this would adversely affect our revenue for the quarter.

OUR EXPENSES MAY VARY FROM PERIOD TO PERIOD.

Many of our expenses do not vary with our revenue. Factors that could cause our expenses to fluctuate from period to period include:

- the extent of marketing and sales efforts necessary to promote and sell our products;
- the timing and extent of our research and development efforts;
- the availability and cost of key components for our products; and

- the timing of personnel hiring.

If we incur these additional expenses in a quarter in which we do not experience increased revenue, our operating results would be adversely affected.

IF WE DO NOT SUCCESSFULLY DEVELOP AND INTRODUCE NEW PRODUCTS, OUR PRODUCTS MAY BECOME OBSOLETE WHICH COULD CAUSE OUR SALES TO DECLINE.

We operate in an industry that experiences rapid technological change, and if we do not successfully develop and introduce new products and our existing products become obsolete due to product introductions by competitors, our revenues will decline. Even if we are successful in developing new products, we may not be able to successfully produce or market our new products in commercial quantities, or increase our overall sales levels. These risks are of particular concern when a new generation product is introduced. Although we believe we will meet our product introduction timetables, there is no guarantee that delays will not occur. For example, we realized our first modest levels of revenue from our new voice quality features, which are offered on our BVP-Flex and Quad Voice Processor (QVP) voice processing hardware platforms, in the fourth quarter of fiscal 2004 and are currently experiencing numerous customer evaluations of these features around the world. These evaluations have typically taken longer than we anticipated. Although we have experienced our first full year of substantial revenue from our VQA products, there is no guarantee that our VQA products will continue to meet the expectations of new potential customers and the timing of our realization of any additional revenues from the VQA platform could be delayed or not materialize at all.

The Packet Voice Processor, which has only experienced modest levels of production shipments to date, provides voice processing functionality to enable the deployment of end-to-end VoIP services. This is the first packet-based product developed by us. The product may not achieve broad market acceptance due to feature or capabilities mis-matches with customer requirements, pricing of the product, or limitations of our sales and marketing organizations to properly interact with customers to communicate the benefits of the product.

We have in the past experienced, and in the future may experience, unforeseen delays in the development of our new products. For example, an unexpected drop in demand for our OC-3 product led to the write down of $3.5 million of excess inventory in the third quarter of fiscal 2002. Although we were eventually able to sell this product after having written it down, there can be no assurances that we will be able to sell additional written-down units in the future.

We must devote a substantial amount of resources in order to develop and achieve commercial acceptance of our new products, most recently our Packet Voice Processor and our voice quality features offered on our BVP-Flex and QVP hardware platforms. Our new and/or existing products may not be able to address evolving demands in the telecommunications market in a timely or effective way. Even if they do, customers in these markets may purchase or otherwise implement competing products.

WE OPERATE IN AN INDUSTRY EXPERIENCING RAPID TECHNOLOGICAL CHANGE, WHICH MAY MAKE OUR PRODUCTS OBSOLETE.

Our future success will depend on our ability to develop, introduce and market enhancements to our existing products and to introduce new products in a timely manner to meet our customers' requirements. The markets we target are characterized by:

- rapid technological developments;
- frequent enhancements to existing products and new product introductions;
- changes in end user requirements; and
- evolving industry standards.

WE MAY NOT BE ABLE TO RESPOND QUICKLY AND EFFECTIVELY TO THESE RAPID CHANGES. The emerging nature of these products and their rapid evolution will require us to continually improve the performance, features and reliability of our products, particularly in response to competitive product offerings. We may not be able to respond quickly and effectively to these developments. The introduction or market acceptance of products incorporating superior technologies or the emergence of alternative technologies and new industry standards could render our existing products, as well as our products currently under development, obsolete and unmarketable. In addition, we may have only a limited amount of time to penetrate certain markets, and we may not be successful in achieving widespread acceptance of our products before competitors offer products and services similar or superior to our products. We may fail to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or end user requirements. We may also experience significant delays in product development or introduction. In addition, we may fail to release new products or to upgrade or enhance existing products on a timely basis.

WE MAY NEED TO MODIFY OUR PRODUCTS AS A RESULT OF CHANGES IN INDUSTRY STANDARDS. The emergence of new industry standards, whether through adoption by official standards committees or widespread use by service providers, could require us to redesign our products. If these standards become widespread, and our products are not in compliance, our current and potential customers may not purchase our products. The rapid development of new standards increases the risk that our competitors could develop and introduce new products or enhancements directed at new industry standards before us.

ACQUISITIONS AND INVESTMENTS MAY ADVERSELY AFFECT OUR BUSINESS.

From time to time, we review acquisition and investment prospects that would complement our existing product offerings, augment our market coverage, secure supplies of critical materials or enhance our technological capabilities. For example, in June 2005 we acquired Jasomi. Acquisitions or investments could result in a number of financial consequences, including:

- potentially dilutive issuances of equity securities;
- large one-time write-offs;
- reduced cash balances and related interest income;
- higher fixed expenses which require a higher level of revenues to maintain gross margins;
- the incurrence of debt and contingent liabilities; and
- amortization expenses related to other acquisition related intangible assets and impairment of goodwill.

Furthermore, acquisitions involve numerous operational risks, including:

- difficulties in the integration of operations, personnel, technologies, products and the information systems of the acquired companies;
- diversion of management's attention from other business concerns;
- diversion of resources from our existing businesses, products or technologies;
- risks of entering geographic and business markets in which we have no or limited prior experience; and
- potential loss of key employees of acquired organizations.

WE ANTICIPATE THAT AVERAGE SELLING PRICES FOR OUR PRODUCTS WILL DECLINE IN THE FUTURE, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO BE PROFITABLE.

We expect that the price we can charge our customers for our products will decline as new technologies become available, as we expand the distribution of products through value-added resellers and distributors internationally and as competitors lower prices either as a result of reduced manufacturing costs or a strategy of cutting margins to achieve or maintain market share. If this occurs, our operating results will be adversely affected. We expect price reductions to be more pronounced due to our planned expansion internationally. While we intend to reduce our manufacturing costs in an attempt to maintain our margins and to introduce enhanced products with higher selling prices, we may not execute these programs on schedule. In addition, our competitors may drive down prices faster or lower than our planned cost reduction programs. Even if we can reduce our manufacturing costs, many of our operating costs will not decline immediately if revenue decreases due to price competition.

In order to respond to increasing competition and our anticipation that average-selling prices will decrease, we are attempting to reduce manufacturing costs of our new and existing products. If we do not reduce manufacturing costs and average selling prices decrease, our operating results will be adversely affected.

WE USE PRIMARILY ONE CONTRACT MANUFACTURER TO MANUFACTURE OUR PRODUCTS, AND IF WE LOSE THE SERVICES OF THIS MANUFACTURER THEN WE COULD EXPERIENCE INCREASED MANUFACTURING COSTS AND PRODUCTION DELAYS

Manufacturing is currently outsourced to primarily one contract manufacturer. We believe that our current contract manufacturing relationship provides us with competitive manufacturing costs for our products. However, if we or this contract manufacturer terminates our relationship, or if we otherwise establish new relationships, we may encounter problems in the transition of manufacturing to another contract manufacturer, which could temporarily increase our manufacturing costs and cause production delays.

IF WE LOSE THE SERVICES OF ANY OF OUR KEY MANAGEMENT OR KEY TECHNICAL PERSONNEL, OR ARE UNABLE TO RETAIN OR ATTRACT ADDITIONAL TECHNICAL PERSONNEL, OUR ABILITY TO CONDUCT AND EXPAND OUR BUSINESS COULD BE IMPAIRED.

We depend heavily on key management and technical personnel for the conduct and development of our business and the development of our products. However, there is no guarantee that if we lost the services of one or more of these people for any reason, that it would not adversely affect our ability to conduct and expand our business and to develop new products. We believe that our future success will depend in large part upon our continued ability to attract, retain and motivate highly skilled technical employees. However, we may not be able to do so. For example, our current chief executive officer will be retiring, and we are in the process of searching for a new executive officer. If we are not able to hire a new chief executive officer with the skills and industry experience that we need, our business will suffer.

WE FACE INTENSE COMPETITION, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO MAINTAIN OR INCREASE SALES OF OUR PRODUCTS.

The markets for our products are intensely competitive, continually evolving and subject to rapid technological change. We may not be able to compete successfully against current or future competitors. Certain of our customers also have the ability to internally produce the equipment that they currently purchase from us. In these cases, we also compete with their internal product development capabilities. We expect that competition will increase in the future. We may not have the financial resources, technical expertise or marketing, manufacturing, distribution and support capabilities to compete successfully.

We face competition from two direct manufacturers of stand-alone voice processing products, Tellabs and Natural Microsystems. The other competition in these markets comes from voice switch manufacturers. These switch manufacturers do not sell voice processing products or compete in the stand-alone voice processing product market, but they integrate voice processing functionality within their switches, either as hardware modules or as software running on chips. A more widespread adoption of internal voice processing solutions would present an increased competitive threat to us, if the net result was the elimination of demand for our voice processing system products.

Many of our competitors and potential competitors have long-standing relationships with our existing and potential customers, and have substantially greater name recognition and technical, financial and marketing resources than we do. These competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products than we will.

WE DO NOT HAVE THE RESOURCES TO ACT AS A SYSTEMS INTEGRATOR, WHICH MAY BE REQUIRED TO WIN DEALS WITH SOME LARGE U.S. AND INTERNATIONAL TELECOMMUNICATIONS SERVICES COMPANIES.

When implementing significant technology upgrades, large U.S. and international telecommunications services companies often require one major equipment supplier to act as a "systems integrator" (SI) to ensure interoperability of all the network elements. Normally the SI would provide the most crucial network elements and also take responsibility for the interoperation of their own equipment with the equipment provided by other suppliers. We are not in a position to take such a lead SI position and therefore we may have to partner with an SI (other, much larger, telecommunication equipment supplier) to have a chance to win with certain customers. As a result, we may experience delays in revenue because it could take a long time to agree to terms with the necessary SI. Moreover, there is no guarantee that we will reach agreement with a SI.

IF INCUMBENT AND EMERGING COMPETITIVE SERVICE PROVIDERS AND THE TELECOMMUNICATIONS INDUSTRY AS A WHOLE EXPERIENCE A DOWNTURN OR REDUCTION IN GROWTH RATE, THE DEMAND FOR OUR PRODUCTS WILL DECREASE, WHICH WILL ADVERSELY AFFECT OUR BUSINESS.

Our success will continue to depend in large part on development, expansion and/or upgrade of voice and communications networks. We are subject to risks of growth constraints due to our current and planned dependence on U.S. and international telecommunications service providers. In fiscal 2001, for example, we experienced, as did other companies in our sector, a slowdown in infrastructure spending by our customers. These potential customers may be constrained for a number of reasons, including their limited capital resources, economic conditions, changes in regulation and mergers or consolidations which we have seen in North America since calendar year 2004. New service provides (E.g., Skype, Google and Yahoo) are beginning to compete against our traditional customers with new business models that are substantially reducing the prices charged to end users. This competition may force network operators to reduce capital expenditures.

WE MAY EXPERIENCE UNFORESEEN PROBLEMS AS WE DIVERSIFY OUR INTERNATIONAL CUSTOMER BASE, WHICH WOULD IMPAIR OUR ABILITY TO GROW OUR BUSINESS.

Historically, we have sold mostly to customers in North America. We are continuing to execute on our plans to expand our international presence through the establishment of new relationships with established international value-added resellers and distributors. However, we may still be required to hire additional personnel for the overseas market, may invest in markets that ultimately generate little or no revenue, and may incur other unforeseen expenditures related to our international expansion. Despite these efforts, to

date our expansion overseas has met with success in only a few markets and there is no guarantee of future success. As we expand our sales focus farther into international markets, we will face new and complex issues that we may not have faced before, such as expanded risk to currency fluctuations, longer payment cycles, manufacturing overseas, political or economic instability, potential adverse tax consequences and broadened import/export controls, which will put additional strain on our management personnel. In the past, the vast majority of our international sales have been denominated in U.S. dollars; however, in the future, we may be forced to denominate a greater amount of international sales in foreign currencies.

The number of installations we will be responsible for may increase as a result of our continued international expansion and recognition of revenue may be dependent on acceptances. In addition, we may not be able to establish more relationships with international value-added resellers and distributors. If we do not, our ability to increase sales could be materially impaired.

SOME OF THE KEY COMPONENTS USED IN OUR PRODUCTS ARE CURRENTLY AVAILABLE ONLY FROM SOLE SOURCES, THE LOSS OF WHICH COULD DELAY PRODUCT SHIPMENTS.

We rely on certain suppliers as the sole source of certain key components that we use in our products. For example, we rely on Texas Instruments as the sole source supplier for the digital signal processors used in our echo cancellation and voice enhancement products. We have no guaranteed supply arrangements with our suppliers. Any extended interruption in the supply of these components would affect our ability to meet scheduled deliveries of our products to customers. If we are unable to obtain a sufficient supply of these components, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components.

Resulting delays or reductions in product shipments could damage customer relationships, and we could lose customers and orders. Additionally, because these suppliers are the sole source of these components, we are at risk that adverse increases in the price of these components could have negative impacts on the cost of our products or require us to find alternative, less expensive components, which would have to be designed into our products in an effort to avoid erosion in our product margin.

WE NOW LICENSE OUR ECHO CANCELLATION SOFTWARE FROM TEXAS INSTRUMENTS, AND IF WE DO NOT RECEIVE THE LEVEL OF SUPPORT WE EXPECT FROM TEXAS INSTRUMENTS, IT COULD ADVERSELY AFFECT OUR ECHO CANCELLATION SYSTEMS BUSINESS.

In April 2002, we sold our echo cancellation software technology and future revenue streams from our licenses of acquired technology to Texas Instruments, in return for cash and a long-term license of the echo cancellation software. The license had an initial four-year royalty-free period after which, in March 2006, we (1) extended the royalty-free period through December 31, 2007 for certain legacy DSPs purchased from TI primarily to support our remaining warranty obligation for our end-of-life products and (2) negotiated new pricing based on the purchase of DSPs bundled with the echo software for our current products. Although the licensing agreement has strong guarantees of support for the software used in our products, if Texas Instruments were to breach that agreement in some fashion, and not deliver complete and timely support to us, our success in the echo cancellation systems business could be adversely affected.

IF TEXAS INSTRUMENTS LICENSES ITS ECHO CANCELLATION SOFTWARE TO OTHER ECHO CANCELLATION SYSTEMS COMPANIES, THIS COULD INCREASE THE COMPETITIVE PRESSURES ON OUR ECHO CANCELLATION SYSTEMS BUSINESS.

If Texas Instruments licenses its echo cancellation software that it acquired from us in April 2002 to other echo cancellation systems companies, it could increase the level of competition and adversely affect our success in our echo cancellation systems business.

SOME SUPPLIERS OF KEY COMPONENTS MAY REDUCE THEIR INVENTORY LEVELS WHICH COULD RESULT IN LONGER LEAD TIMES FOR FUTURE COMPONENT PURCHASES AND ANY DELAYS IN FILLING OUR DEMAND MAY REDUCE OR DELAY OUR EXPECTED PRODUCT SHIPMENTS AND REVENUES.

Although we believe there are currently ample supplies of components for our products, it is possible that in the near-term component manufacturers may reduce their inventory levels and require firm orders before they manufacture components. This reduction in stocking levels could lead to extended lead times in the future. If we are unable to procure our planned quantities of materials from all prospective suppliers, and if we cannot use alternative components, we could experience revenue delays or reductions and potential harm to customer relationships. An example of this risk occurred in the third quarter of fiscal 2001 as two suppliers supplying us with components used in our OC-3 product did not meet our total demand. As a result, the scheduled shipment of our OC-3 product was delayed, which contributed to our revenue shortfall in that quarter.

IF WE ARE UNSUCCESSFUL IN MANUFACTURING PRODUCTS THAT COMPLY WITH ENVIRONMENTAL REQUIREMENTS, IT MAY LIMIT OUR ABILITY TO SELL IN REGIONS ADOPTING THESE REQUIREMENTS.

As part of our 14001-certified management system and our overall commitment to the environment we are investigating the requirements set forth by the RoHS directive. Based on some independent industry benchmarking, and guidance offered by the UK's Department of Trade and Industry, we believe that our product, telecommunication network infrastructure equipment, qualifies for the lead-in-solder exemption of the RoHS Directive. Consequently, we are have obtained what is commonly called "5 of 6" compliance. We will continue to monitor the evolution of the EC/95 and related industry activities and will take appropriate action for those products that we sell into EU countries and territories. Moreover, we will continue to monitor the evolution of the EC/96 and related industry activities elsewhere in the world and will take appropriate action for those products that we sell into regions adopting new environmental standards. There is no guarantee that we will be successful in complying with these evolving environmental requirements. If we are unsuccessful in complying with these environmental requirements, it would limit our ability to sell into territories adopting new environmental requirements.

OUR ABILITY TO COMPETE SUCCESSFULLY WILL DEPEND, IN PART, ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH WE MAY NOT BE ABLE TO PROTECT.

We may rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for any such breach. In addition, we may not be able to effectively protect our intellectual property rights in certain countries. We may, for a variety of reasons, decide not to file for patent, copyright or trademark protection outside of the United States. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights.

WE CURRENTLY ARE, AND IN THE FUTURE MAY BE, SUBJECT TO SECURITIES CLASS ACTION LAWSUITS DUE TO DECREASES IN OUR STOCK PRICE.

We are at risk of being subject to securities class action lawsuits if our stock price declines substantially. Securities class action litigation has often been brought against a company following a decline in the market price of its securities. For example, in May 2005, we announced that we expected our first quarter fiscal 2006 revenue to be approximately one half of our last quarter fiscal 2005 revenue, and our stock price declined dramatically. On June 14, 2005, a lawsuit entitled *Richard E. Jaffe v. Ditech Communications Corp., Timothy K. Montgomery and William J. Tamblyn,* Case No. C 05 02406 was filed in the United States District Court for the Northern District of California, purportedly on behalf of a class of investors who purchased Ditech's stock between August 25, 2004 and May 26, 2005. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 against Ditech and our Chief Executive Officer and Chief Financial Officer. Several similar lawsuits were filed and all of the cases were consolidated into a single action.

In addition, a shareholder's derivative suit was filed against our directors and the same two executive officers, and named Ditech nominally as a defendant, making similar allegations. This shareholder's derivative suit was subsequently voluntarily dismissed without prejudice, which means that the shareholder is able to refile the shareholder's derivative suit at any time.

We cannot predict the outcome of the lawsuits. If our stock price declines substantially in the future, we may be the target of similar litigation. The current, and any future, securities litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business.

WE CURRENTLY ARE, AND IN THE FUTURE MAY BE, SUBJECT TO ADDITIONAL SECURITIES LAWSUITS.

We are at risk of being subject to other lawsuits as a result of being a public company. Four actions have been filed purportedly as derivative actions on behalf of Ditech Networks against certain of our current and former officers and directors. The complaints allege that between 1999 and 2001 a number of stock option grants were backdated, and that as a result the defendants breached their fiduciary duties to Ditech Networks and violated provisions of federal securities laws and California statutory and common law. The complaints also allege that some of our officers and former officers were unjustly enriched. These lawsuits could result in substantial costs and divert management's attention and resources, and thus could seriously harm our business.

WE HAVE ANNOUNCED A STOCK REPURCHASE WHICH, IF FULLY COMPLETED, WILL SIGNIFICANTLY DECREASE OUR CASH RESOURCES AND MAY IMPAIR OUR ABILITY TO ACQUIRE OR DEVELOP ADDITIONAL TECHNOLOGIES.

We have announced that we intend to repurchase up to $60 million of our common stock. If we complete this repurchase then we will have significantly less cash resources, which may inhibit our ability to acquire companies or technologies, or develop new technologies, that we believe would be beneficial to our company and our stockholders. Further, if we experience a downturn in our business, we may need to rely on our cash reserves to fund our business during the period of the downturn which, if prolonged and severe, we may not be able to do.

OUR PRODUCTS EMPLOY TECHNOLOGY THAT MAY INFRINGE ON THE PROPRIETARY RIGHTS OF THIRD PARTIES, WHICH MAY EXPOSE US TO LITIGATION.

Although we do not believe that our products infringe the proprietary rights of any third parties, third parties may still assert infringement or invalidity claims (or claims for indemnification resulting from infringement claims) against us. If made, these assertions could materially adversely affect our business,

financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of these claims, we could incur significant costs in defending against these claims.

THERE IS RISK THAT WE WILL NOT BE ABLE TO FULLY UTILIZE THE DEFERRED TAX ASSETS RECORDED ON OUR BALANCE SHEET.

In accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," we are required to establish a valuation allowance against our deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. At April 30, 2007, we had $45.8 million in net deferred tax assets, which we believe are realizable based on the requirements of SFAS 109. However, because we have had volatile operating results in the past and because there is no guarantee that the amount and timing of our future net profits will be sufficient to fully utilize our deferred tax assets, there is a risk that we will have to record valuation allowances in the future. Moreover, there is a risk that unfavorable audits of, for example, tax credit or NOL carryforwards by government agencies or change of ownership limitations (Section 382) may reduce the value of our deferred tax assets. If any of these events were to occur, our financial results for one or more periods would be adversely affected.

Item 1B—Unresolved Staff Comments

None.

Item 2—Properties

Our principal offices and facilities are currently located in two leased buildings totaling approximately 61,000 square feet in Mountain View, California. Of the space occupied, approximately 65% is used for manufacturing and research and development and the balance is used for office space for sales and marketing and general and administrative functions. The term of the lease expires on July 31, 2011. We believe that the space under the lease is adequate to meet our needs for the foreseeable future. We additionally have leased office space in Calgary, Canada under an operating lease expiring on January 31, 2011.

Item 3—Legal Proceedings

Beginning on June 14, 2005, several purported class action lawsuits were filed in the United States District Court for the Northern District of California, purportedly on behalf of a class of investors who purchased Ditech's stock between August 25, 2004 and May 26, 2005. The complaints allege claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 against Ditech and its Chief Executive Officer and Chief Financial Officer in connection with alleged misrepresentations concerning VQA orders and the potential effect on Ditech of the merger between Sprint and Nextel. All of the lawsuits were consolidated into a single action entitled *In re Ditech Communications Corp. Securities Litigation,* No. C 05-02406-JSW, and a consolidated amended complaint was filed on February 2, 2006. The defendants moved to dismiss the complaint, and by order dated August 10, 2006, the court granted the defendants' motion and dismissed the complaint with leave to amend. Defendants filed their Second Amended Complaint on September 11, 2006. Defendants again moved to dismiss, and by order dated March 22, 2007, the court dismissed the Second Amended Complaint with leave to amend. Plaintiffs filed their Third Amended Complaint on April 23, 2007. On May 14, 2007, Defendant again moved to dismiss. This latest motion has been set for a hearing on August 19, 2007. This matter is at an early stage; no discovery has taken place and no trial date has been set.

On August 23, 2006, August 25, 2006, and November 3, 2006, three actions were filed in United States District Court for the Northern District of California (Case Nos. C06-05157, C06-05242, and C06-6877) purportedly as derivative actions on behalf of Ditech against certain of Ditech's current and former officers and directors alleging that between 1999 and 2001 certain stock option grants were backdated; that these options were not properly accounted for; and that as a result false and misleading financial statements were filed. These three actions have been consolidated under case number C06-05157. On December 1, 2006, a fourth derivative complaint making similar allegations against many of the same defendants was filed in California Superior Court for the County of Santa Clara (Case No.106-CV-075695). On April 19, 2007, the California Superior Court granted Ditech's motion to stay the state court action pending the outcome of the federal consolidated actions.

The defendants named in the derivative actions are Timothy Montgomery, Gregory Avis, Edwin Harper, William Hasler, Andrei Manoliu, David Sugishita, William Tamblyn, Caglan Aras, Toni Bellin, Robert DeVincenzi, James Grady, Lee House, Serge Stepanoff, Gary Testa, Lowell Trangsrud, Kenneth Jones, Pong Lim, Glenda Dubsky, Ian Wright, and Peter Chung. These derivative complaints raise claims under Section 10(b) and 10b-5 of the Securities Exchange Act, Section 14(a) of the Securities Act, and California Corporations Code Section 25403, as well as common law claims for breach of fiduciary duty, unjust enrichment, waste of corporate assets, gross mismanagement, constructive fraud, and abuse of control. The plaintiffs seek remedies including money damages, disgorgement of profits, accounting, rescission, and punitive damages. With respect to the consolidated federal actions, the plaintiffs filed an amended consolidated complaint on March 2, 2007, adding new allegations regarding another stock option grant. On April 2, 2007, Ditech moved to dismiss the amended complaint based on plaintiffs' failure to make a demand on the board before bringing suit. On the same day, the individual defendants moved to dismiss the amended complaint for failure to state a claim. On June 8, 2007, the Court heard oral argument on both motions. The Court has not yet issued a decision in either motion. These actions are in their preliminary stages; no discovery has taken place and no trial date has been set.

Item 4—Submission of Matters to a Vote of Security Holders

Not Applicable.

Part II

Item 5—Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Ditech's common stock is quoted on the NASDAQ Global Market (formerly the Nasdaq National Market) under the symbol "DITC." The following table shows the high and low sale prices per share of our common stock as reported on the NASDAQ Global Market for the periods indicated:

	Fiscal 2007		Fiscal 2006	
	High	Low	High	Low
First Quarter	$11.44	$7.62	$12.59	$6.35
Second Quarter	$ 9.35	$7.44	$ 8.21	$6.12
Third Quarter	$ 8.95	$6.59	$ 9.25	$6.17
Fourth Quarter	$ 8.87	$7.09	$10.80	$8.82

On July 3, 2007 the last reported sale price of our common stock as reported on the NASDAQ Global Market was $8.18 per share.

Holders

According to the records of our transfer agent, there were 112 stockholders of record of Ditech's common stock at July 3, 2007. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any cash dividend on our capital stock and do not anticipate, at this time, paying any cash dividends on our capital stock in the near future.

Stock Performance Graph(1)

The following graph shows the total stockholder return of an investment of $100 in cash on April 30, 2002 for (i) our Common Stock; (ii) the NASDAQ Composite Index (U.S.) and (iii) the NASDAQ Telecommunications Index. All values assume reinvestments of the full amount of all dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Ditech Networks, Inc., The NASDAQ Composite Index
And The NASDAQ Telecommunications Index



* $100 Invested on 4/30/02 in stock or index-including reinvestment of dividends. Fiscal year ending April 30.

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Ditech Networks under the 1933 Act or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6—Selected Financial Data

The consolidated statement of operations data for the fiscal years ended April 30, 2007, 2006 and 2005, and the consolidated balance sheet data as of April 30, 2007 and 2006, have been derived from our audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. The consolidated statement of operations data for the fiscal years ended April 30, 2004 and 2003, as adjusted to give effect to the discontinued operations presentation of our optical business, see Note 4 of the Notes to the Consolidated Financial Statements, and the consolidated balance sheet data as of April 30, 2005, 2004, and 2003, have been derived from our consolidated financial statements not included in this Annual Report on Form 10-K. The data set forth below should be read in conjunction with our consolidated financial statements, including the notes thereto, set forth in "Item 8—Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, and with "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

	Years Ended April 30,				
	2007	2006	2005	2004	2003(1)
	(in thousands, except per share data)				(as restated)
Consolidated Statement of Operations Data:					
Revenue	$84,004	$54,905	$ 94,055	$69,590	$ 35,088
Cost of goods sold	27,140	16,368	22,184	23,413	13,543
Gross profit	56,864	38,537	71,871	46,177	21,545
Operating expenses:					
Sales and marketing	24,496	18,233	16,430	13,168	12,105
Research and development	20,835	17,884	15,826	10,719	9,978
General and administrative	8,534	6,568	7,244	5,308	5,269
Amortization of purchased intangible assets	985	821	—	—	—
In-process research and development	—	700	—	—	—
Restructuring charges	—	—	—	275	—
Total operating expenses	54,850	44,206	39,500	29,470	27,352
Income (loss) from continuing operations	2,014	(5,669)	32,371	16,707	(5,807)
Other income, net	6,689	4,522	2,430	1,294	1,702
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	8,703	(1,147)	34,801	18,001	(4,105)
Provision (benefit) for income taxes	3,385	262	(36,100)	270	—
Income (loss) from continuing operations before cumulative effect of accounting change	5,318	(1,409)	70,901	17,731	(4,105)
Discontinued operations:					
Loss from discontinued operations	—	—	—	(2,538)	(34,191)
Income tax provision (benefit) from loss on discontinued operations	—	—	—	—	129
Gain (loss) on disposition	—	887	94	(7,142)	—
Income tax expense (benefit) from gain (loss) on disposition	—	361	(110)	(144)	—
Income (loss) from discontinued operations	—	526	204	(9,536)	(34,320)
Cumulative effect of accounting change	—	—	—	—	(36,837)
Net income (loss)	$ 5,318	$ (883)	$ 71,105	$ 8,195	$(75,262)

	Years Ended April 30,				
	2007	2006	2005	2004	2003(1)
	(in thousands, except per share data)				(as restated)
Per share data					
Basic					
Income (loss) from continuing operations before cumulative effect of accounting change	$ 0.16	$ (0.04)	$ 2.12	$ 0.56	$ (0.14)
Discontinued operations	—	0.01	0.01	(0.30)	(1.13)
Cumulative effect of accounting change	—	—	—	—	(1.21)
Net income (loss) per share attributable to common stockholders	$ 0.16	$ (0.03)	$ 2.13	$ 0.26	$ (2.48)
Diluted					
Income (loss) from continuing operations before cumulative effect of accounting change	$ 0.16	$ (0.04)	$ 2.02	$ 0.53	$ (0.14)
Discontinued operations	—	0.01	0.00	(0.29)	(1.13)
Cumulative effect of accounting change	—	—	—	—	(1.21)
Net income (loss) per share attributable to common stockholders	$ 0.16	$ (0.03)	$ 2.02	$ 0.24	$ (2.48)
Number of shares used in per share calculations:					
Basic	32,579	32,119	33,408	31,734	30,371
Diluted	34,020	32,119	35,140	33,496	30,371

	Years Ended April 30,				
	2007	2006	2005	2004	2003
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 34,074	$ 35,707	$ 36,781	$ 45,610	$ 69,670
Short-term investments	100,465	100,325	98,853	79,899	24,825
Total assets	226,384	219,313	209,720	150,548	126,441
Total stockholders' equity	211,945	198,581	197,265	135,400	116,138

(1) In response to a number of derivative complaints filed against us surrounding our stock option practices, we, with the assistance of outside counsel, conducted an internal review of the circumstances surrounding the stock option grants identified in the derivative complaints as well as certain of our historical stock option practices. The internal review identified administrative items that were non-material errors of approximately $1.0 million in stock-based compensation expense for certain prior periods. The fiscal 2003 financial results reflect the adjustment of $0.1 million to operating expense and $0.1 million to discontinued operations. See Note 2 of Notes to the Consolidated Financial Statements.

The selected financial data for the five years ended April 30, 2007 reflects the following:

In accordance with SFAS 142, we ceased amortizing goodwill and wrote off $36.8 million of goodwill in fiscal 2003.

In September 2002, we discontinued the development and marketing of our optical switch product, which resulted in a significant decline in the level of optical losses subsequent to that point in time.

We disposed of our optical business in July 2003, which resulted in the financial results from our optical business being reported as a discontinued operation for all periods presented and contributed to our ability to return to positive net income during fiscal 2004.

Following our fiscal 2004 return to profitability, we reversed a valuation allowance on our deferred tax assets, resulting in a $36.1 million tax benefit in fiscal 2005.

Following our acquisition of Jasomi, we wrote off $0.7 million of in-process R&D in fiscal 2006 and amortized $1.0 million and $0.8 million of acquired intangible assets in fiscal 2007 and 2006, respectively.

In accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, we began recognizing stock-based compensation expense based on the fair value of equity instruments granted to employees beginning in fiscal 2007. As a result, fiscal 2007 operating results include stock based compensation charges of $0.4 million, $2.7 million, $2.0 million and $1.1 million in cost of goods sold, sales and marketing, research and development and general and administrative expenses, respectively. See Note 2 of Notes to the Consolidated Financial Statements.

Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K. The discussion in this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. See our cautionary language in the first paragraph of "Item 1. Business" regarding these statements. Our actual results could differ materially from those discussed here. See "Item 1A-Risk Factors" for factors that could cause future results to differ materially.

Overview

We design, develop and market telecommunications equipment for use in canceling echo and enhancing voice quality in voice calls over wireline, wireless and internet protocol (IP) telecommunications networks. Our products monitor and enhance voice quality and provide security in the delivery of voice services. Since entering the voice processing market, we have continued to refine our echo cancellation products to meet the needs of the ever-changing telecommunications marketplace. Our more recent product introductions have leveraged the processing capacity of our newer hardware platforms to offer not only echo cancellation but also enhanced VQA features including noise reduction, acoustic echo cancellation, voice level control and noise compensation through enhanced voice intelligibility. Since becoming a public company in June 1999, our financial success has been primarily predicated on the macroeconomic environment of U.S. wireline and, more recently, wireless carriers as well as our success in selling to the larger carriers. Since the beginning of calendar year 2004, large North American telecommunications service providers have engaged in merger and acquisition activity. This activity largely drove our fiscal 2006 revenue decline of 42% as one of our two largest fiscal 2005 U.S. customers was involved in post-merger integration and, consequently, orders from that customer in fiscal 2006 were nominal. Our revenue will continue to be heavily influenced by the buying trends of Verizon Wireless, our largest customer in fiscal 2007 at 64% of our total worldwide revenue. Our revenue also will continue to be primarily generated from sales of our BVP-Flex, which accounted for 59% of our revenue in fiscal 2007. In an attempt to diversify our customer base, beginning in fiscal 2004 and throughout fiscal 2005, we added sales and marketing resources to focus on new large account opportunities in the United States. In the fourth quarter of fiscal 2007, we signed a contract with one of these large domestic carriers and realized our first revenue shipments. In the United States, we believe that our continued focus on voice quality in the competitive wireless services landscape and the continued expansion of wireless networks will be key factors in adding new customers and driving our revenue growth. Internationally, we have also added sales resources and invested in customer trials. The development of our VQA feature set was targeted at the international GSM market. In fiscal 2006, Orascom Telecom Holding (Orascom) became our largest VQA customer to-date. We were able to add other international customers during fiscal 2007 making fiscal 2007 our most geographically diverse revenue base and continuing our advancement toward our goal of greater

customer diversification. We continue to focus on international mobile carriers who might best apply our VQA solution.

We expect additional long-term opportunities for growth will occur in VoIP-based network deployments as there appears to be a growing trend of service providers transitioning from traditional circuit-switched network infrastructure to VoIP. We have therefore directed the majority of our R&D spending, since the beginning of fiscal 2005, towards the development of our Packet Voice Processor, a new platform targeting VoIP-based network deployments. The Packet Voice Processor introduces cost-effective voice format transcoding capabilities and combines our VQA software and newly developed PQA technology to improve call quality and clarity by eliminating acoustic echo and voice level imbalances and reducing packet loss, delay and jitter. To further develop a presence in the VoIP market, we acquired Jasomi in June 2005. Jasomi's currently available PeerPoint C100 session border controller enables VoIP calls to traverse the NAT and protects networks from external attacks by admitting only authorized sessions, ensuring that reliable VoIP service can be provided to them. We are continuing to work on the integration of the Packet Voice Processor and session border controller technologies to provide a more comprehensive solution to carriers' border services needs. In fiscal 2007, we have continued to recognize modest revenue from PeerPoint and have sold modest levels of our Packet Voice Processor.

Exit of Optical Business. In May 2003, we announced a change to our strategic direction. We decided to focus all of our assets in continuing to grow our voice processing business, including our echo cancellation and VQA products, and as a result we decided to sell our optical communications business. In July 2003, we completed the primary step in our planned exit of our optical communications business through the sale of a large portion of the assets of the optical communications business to JDS Uniphase Corporation ("JDSU"). The assets sold consisted primarily of inventory, certain specified optical-related equipment and intellectual property rights, which were sold for an aggregate purchase price of up to approximately $6.5 million in cash, of which (a) approximately $1.4 million was paid to us at closing, (b) $0.2 million to be paid to us one year from the closing (subject to reduction in the event any successful indemnification claims are made against us), and (c) up to an additional $4.9 million to be paid to us, which is comprised of up to $0.9 million based on the level of inventory consumed by JDSU, and up to $4.0 million based on revenues generated by the optical business acquired by JDSU through June 30, 2005, if any. Additionally, JDSU had the right to require us to reimburse JDSU for any purchased but unused inventory at June 30, 2004, up to $2.0 million, which right expired as of July 31, 2004. JDSU also had indemnification rights in connection with the performance of certain warranty obligations relating to optical products that were sold by us on or prior to July 16, 2003. In fiscal 2004, we recognized $0.9 million associated with the level of revenue generated by JDSU since the close of the sale. The proceeds were substantially offset by increased loss accruals associated with exiting our international optical operations and an estimated loss provision associated with our indemnification of the realizable value of the inventory purchased by JDSU. The net effect of these items was reported as an incremental net loss on disposition of discontinued operations in fiscal 2004 of $1.1 million in the Consolidated Statement of Operations. In fiscal 2005, income from discontinued operations was due to adjustments needed to reflect actual costs incurred and to recognize a tax benefit due to the release of our valuation reserve. In June 2006, we and JDSU came to a mutual settlement and release whereby JDSU paid us $0.7 million and released us from our warranty obligation. In addition, in June 2006, we completed the closure of our international optical operations. See Note 4 of Notes to the Consolidated Financial Statements.

We have sold or abandoned all of the assets not purchased by JDSU. As a result of exiting the optical business, our Consolidated Statements of Operations reflect the optical business as a discontinued operation for all periods presented. See Note 4 of Notes to the Consolidated Financial Statements.

Acquisition History. In the last five fiscal years, we have completed one acquisition. In June 2005, we acquired Jasomi, which developed and sold session border controllers that enable VoIP calls to traverse the NAT and protect networks from external attacks by admitting only authorized sessions, ensuring that

reliable VoIP service can be provided to them. The integration of our Packet Voice Processor and Jasomi's session border control technology may enable Ditech to provide a more comprehensive solution to carriers' border service needs. Consideration for the acquisition included $14.8 million in cash, escrow payments, vested options assumed, acquisition costs, and net liabilities assumed plus $7.0 million in non-transferable convertible notes. The payment of the full $7.0 million principal amount of the convertible notes is contingent on the retention of a specified number of designated employees and is broken into two tranches. The conditions of the first tranche were met in June 2006 at which point $3.0 million was paid and reflected as an adjustment to the purchase price. The second tranche of $4.0 million was paid in July 2007, after the conditions related to that tranche were met. The second tranche is not reflected in the purchase price as of April 30, 2007. We additionally issued shares of Ditech restricted stock to new employees hired as part of the acquisition. See Note 5 of Notes to the Consolidated Financial Statements.

Our Customer Base. Historically, the majority of our sales have been to customers in the United States. These customers accounted for approximately 71%, 87%, and 91% of our revenue in fiscal 2007, 2006 and 2005, respectively. However, sales to some of our U.S. customers may result in our products purchased by these customers eventually being deployed internationally, especially in the case of any original equipment manufacturer that distributes overseas. To date, the vast majority of our international sales have been export sales and denominated in U.S. dollars. We expect that as we expand shipments of our newer voice processing products, which are targeted at GSM networks, international revenue will begin to become a larger percentage of our overall revenue.

Our revenue historically has come from a small number of customers. Our largest customer accounted for approximately 64% of our total revenue in fiscal 2007. Our five largest customers accounted for approximately 88%, 88%, and 91% of our revenue in fiscal 2007, 2006 and 2005, respectively. Consequently, the loss of any one of our largest customers, without an offsetting increase in revenue from existing or new customers, would have a negative and substantial effect on our business. This customer concentration risk was evidenced in fiscal 2006 as revenue was approximately 58% of our fiscal 2005 revenue primarily due to a lack of orders from one of our two largest fiscal 2005 customers. This caused fiscal 2006 to result in a net loss.

Critical Accounting Policies and Estimates. The preparation of our financial statements requires us to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures. We evaluate these estimates on an ongoing basis, including those related to our revenue, allowance for bad debts, provisions for inventories, warranties and recovery of deferred income taxes. Estimates are based on our historical experience and other assumptions that we consider reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual future results may differ from these estimates in the event that facts and circumstances vary from our expectations. To the extent there are material differences between our ongoing estimates and the ultimate actual results, our future results of operations will be affected. We believe that the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition—In applying our revenue recognition and allowance for doubtful accounts policies, the level of judgment is generally relatively limited, as the vast majority of our revenue has been generated by a handful of customers. These customers are some of the largest wire-line and wireless carriers in the United States and our relationships with them are documented in contracts, which clearly highlight potential revenue recognition issues, such as passage of title and risk of loss. As of April 30, 2007, we had deferred $6.1 million of revenue. To the extent that we have received cash for some or all of a given deferred revenue transaction, we reported it on the Consolidated Balance Sheet as a deferred revenue liability. However, to the extent that we have not collected cash related to the deferred revenue

transaction, we reflect the deferred revenue as a reduction in the corresponding account receivable balance. Of the $6.1 million of revenue deferred as of April 30, 2007, $4.0 million related to deferrals associated primarily with installations and $2.1 million was associated with maintenance contracts. In dealing with smaller customers, we closely evaluate the credit risk of these customers. In those cases where credit risk is deemed to be high, we either mitigate the risk by having the customer post a letter of credit, which we can draw against on a specified date to effectively provide reasonable assurance of collection, or we defer the revenue until customer payment is received.

Investments—Investment securities that have maturities of more than three months at the date of purchase but remaining maturities of less than one year and auction rate securities, which we are able to liquidate on 28 or 35 day auction cycles, we consider short-term investments. We consider other investment securities with remaining maturities of one year or more as long-term investments. Short-term investments currently consist primarily of corporate bonds and asset backed securities. We have classified our short-term and long-term investments as available-for-sale securities in the accompanying consolidated financial statements. We carry available-for-sale securities at fair value, with unrealized gains and losses reported in a separate component of stockholders' equity. We include realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities in other income based on specific identification. We include interest on securities classified as available-for-sale in interest income.

Inventory Valuation—In conjunction with our ongoing analysis of inventory valuation, we are constantly monitoring projected demand on a product by product basis. Based on these projections we evaluate the levels of allowances required both for inventory on hand, as well as inventory on order from our contract manufacturer. Although we believe we have been reasonably successful in identifying allowance requirements in a timely manner, sudden changes in future buying patterns from our customers, either due to a shift in product interest and/or a complete pull back from their expected order levels could result in some larger than anticipated write-downs being recognized, such as the OC-3 write-down recorded in fiscal 2002. For the OC-3 write-down, the complete pull back from the forecasted demand by the primary customer for this product resulted in a $3.5 million write-down of the OC-3 inventory. However, beginning in 2003, the addition of a few large new customers helped to utilize a large portion of the inventory which had been written down and we consequently sold $2.2 million and $0.5 million of written-down OC-3 inventory in fiscal 2004 and 2003, respectively. We sold no additional OC-3 inventory in fiscal 2007, 2006 or 2005. However, we sold $0.3 million, $0.6 million and $0.9 million of other previously written-down inventory in fiscal 2007, 2006 and 2005, respectively. Fiscal 2006 sales of previously written-down inventory had a negligible impact on the fiscal 2006 gross margin as we sold the inventory for approximately its net book value.

Goodwill—Our methodology for allocating a portion of the purchase price to goodwill in connection with the purchase of Jasomi was based on established valuation techniques in the high-technology communications equipment industry. We measure goodwill as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired, less liabilities assumed. We do not amortize goodwill. The goodwill recorded in the Consolidated Balance Sheet as of April 30, 2007 was $12.6 million.

Impairment of Long-lived Assets—We evaluate the recoverability of our long-lived assets, including goodwill, on an annual basis or more frequently if indicators of potential impairment arise. Following the criteria of SFAS 131 "Disclosure about Segments of an Enterprise and Related Information" and SFAS 142 "Goodwill and Other Intangible Assets", we view Ditech as having a single operating segment and consequently have evaluated goodwill and purchased intangible assets for impairment based on an evaluation of the fair value of Ditech as a whole. Ditech's quoted share price from NASDAQ is the basis for measurement of that fair value as Ditech's market capitalization based on share price best represents the amount at which Ditech could be bought or sold in a current transaction between willing parties. We

evaluate the recoverability of our amortizable purchased intangible assets based on an estimate of the undiscounted cash flows resulting from the use of the related asset group and its eventual disposition. The asset group represents the lowest level for which cash flows are largely independent of cash flows of other assets and liabilities. We base measurement of an impairment loss for long-lived assets that we expect to hold and use on the difference between the fair value and carrying value of the asset. We report long-lived assets to be disposed of at the lower of carrying amount or fair value less costs to sell.

Accounting for Stock-based Compensation—On May 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, ("SFAS 123R") which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors including employee stock options, restricted stock, restricted stock units ("RSUs") and employee stock purchases under our employee stock purchase plan based on estimated fair values. SFAS 123R supersedes the previous accounting under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123R, which provided further guidance related to the application of SFAS 123R for public companies. We have applied the provisions of SAB 107 in conjunction with our adoption of SFAS 123R.

Cost of Warranty—At the time that we recognize revenue, we accrue for the estimated costs of the warranty we offer on our products. We currently offer hardware warranties on our products ranging from two to five years and one year software warranties. The warranty generally provides that we will repair or replace any defective product and provide software bug fixes within the term of the warranty. We base our accrual for the estimated warranty on our historical experience and expectations of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, we may revise our estimated warranty accrual to reflect these additional exposures, which would result in a decrease in gross profits. As of April 30, 2007, we had recorded $0.8 million of accruals related to estimated future warranty costs. In general, we have been able to closely estimate the level of warranty exposure on our products, and the level of adjustment required to the reserve has been relatively insignificant, except for the last two fiscal years wherein we have reversed warranty accruals established in prior years due either to a contractual release from our warranty obligation of $0.5 million associated with changes in estimates attributable to exiting our optical business, which was reported as an adjustment to discontinued operations in fiscal 2006, or due to a customer electing not to pursue a recall of a potentially defective component in fiscal 2007, resulting in a $0.4 million reversal. See Note 3 of the Notes to the Consolidated Financial Statements.

Accounting for Income Taxes—We are subject to income taxes in both the United States and certain other foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

During the ordinary course of business, there are certain transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. We establish these reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and may not be fully sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. To the extent that the final tax outcome of these matters is different than the amounts recorded, these differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that we consider appropriate, as well as the related net interest.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. Currently, we do not have a valuation allowance on any of our deferred tax assets (see the discussion on tax net operating losses and research credit carryforward amounts). In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will establish a valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

We estimate our actual current tax exposure together with our temporary differences resulting from differing treatment of items such as valuation allowances for bad debts and inventory, for tax and accounting purposes. These temporary differences, in conjunction with net operating loss and tax credit carryforwards, result in deferred tax assets and liabilities. Of our $45.8 million deferred tax assets at April 30, 2007, $27.7 million and $9.9 million, respectively, are associated with net operating loss and tax credit carryforwards. The remaining $8.2 million of deferred tax assets are associated with temporary differences. At least once per quarter, we assess the likelihood that our net deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is no longer more likely than not, we establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. On an annual basis, or more frequently if warranted by adverse changes in our business, we review income projections to ensure that our pre-tax income is sufficient to recover our deferred tax assets. We specifically review the timing of our pre-tax income in relation to the expiration of our net operating loss carryforwards and tax credits. On a quarterly basis, we review the expiration dates of our net operating loss carryforwards that we believe to be at near-term risk. In addition, we complete a study on the impact of Section 382 of the Internal Revenue Code on at least a semi-annual basis to determine whether a change in ownership may limit the value of our net operating loss carryforwards. However, as noted in "Item 1A—Risk Factors," there are risks to our future financial performance and the financial impact of the risks may be difficult to anticipate. Consequently, there is a possibility that we may not meet the minimum level of U.S. pre-tax income to utilize our net operating loss carryforwards such that all or a portion of our deferred tax assets will become impaired. In order to evaluate the sensitivity of possible impairment, we applied a hypothetical 10% decrease to future pre-tax income. This hypothetical decrease would not result in the impairment of our deferred tax assets.

Beginning in fiscal 2002, we determined that a valuation allowance against our then existing deferred tax asset position was necessary. We based this decision on the fact that in the fourth quarter of 2002, we generated sufficient operating losses on a tax basis to fully recover all taxes paid in prior years. In addition, our expectations of limited profitability, if any, due to the softness in the telecommunication industry during fiscal 2003, combined with the significant tax losses generated by the sale of our echo cancellation software technology led us to conclude that the recovery of our deferred tax assets was no longer more likely than not. In the second quarter of 2005, based on the level of historical taxable income and projections for future taxable income over the periods that our deferred tax assets are deductible, we determined that it was more likely than not that our deferred tax assets would be realized. We therefore released the valuation allowance of $51.6 million in fiscal 2005.

Our effective tax rates differ from the statutory rate primarily due to stock-based compensation, research and experimentation tax credits, state taxes, tax impact of foreign operations, and changes in the state tax rate as it relates to certain deferred tax assets specifically for California purposes only. The state tax rate changed with respect to this deferred tax asset as a result of our filing tax returns in additional other states. The effective tax rate was 38.9%, (22.9)%, and (103.6)% for fiscal 2007, 2006, and 2005, respectively. We are not currently under audit by any tax jurisdiction. We regularly assess the likelihood of

adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Recent Accounting Pronouncements.

In July 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.*" Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We will adopt Interpretation 48 in the first quarter of fiscal 2008 and are currently evaluating whether adoption will have a material effect on our overall results of operations or financial position.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework and guidance regarding the methods for measuring fair value, and expands related disclosures about those measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact that SFAS 157 will have on our results of operations and financial position.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment to FAS 115* ("SFAS 159"). SFAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value in situations in which they are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact that SFAS 159 will have on our results of operations and financial position.

Results of Operations

The following table sets forth certain items from our consolidated statements of operations as a percentage of revenue for the periods indicated:

Results of Operations

	Years Ended April 30,		
	2007	2006	2005
Revenue	100.0%	100.0%	100.0%
Cost of goods sold	32.3	29.8	23.6
Gross profit	67.7	70.2	76.4
Operating expenses:			
Sales and marketing	29.2	33.2	17.5
Research and development	24.8	32.6	16.8
General and administrative	10.2	11.9	7.7
Amortization of purchased intangible assets	1.2	1.5	—
In-process research and development	—	1.3	—
Total operating expenses	65.4	80.5	42.0
Income (loss) from continuing operations	2.3	(10.3)	34.4
Other income, net	8.0	8.2	2.6
Income (loss) from continuing operations before provision for income taxes	10.3	(2.1)	37.0
Provision (benefit) for income taxes	4.0	0.5	(38.4)
Income (loss) from continuing operations	6.3	(2.6)	75.4
Discontinued operations:			
Gain (loss) on disposition	—	1.6	0.1
Income tax expense (benefit) from gain (loss) on disposition	—	0.6	(0.1)
Income (loss) from discontinued operations	—	1.0	0.2
Net income (loss)	6.3%	(1.6)%	75.6%

Discussion of Fiscal Years ended April 30, 2007, 2006, and 2005

Revenue

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2007	2006	2005	2007	2006
	$s in thousands				
Revenue	$84,004	$54,905	$94,055	$29,099	$(39,150)
% Change				53.0%	(41.6)%

The increase in revenue in fiscal 2007 compared to fiscal 2006 was driven, in part, by increased shipments to our domestic wireless customers, primarily Verizon, as they continued to expand and update their networks. However, the largest impact on our year-over-year revenue growth was the growth in our international revenues. International revenues grew by approximately $17.2 million, largely driven by new customers in the Middle East and Latin America regions. The decrease in revenue in fiscal 2006 compared to fiscal 2005 was primarily due to a lack of orders from Nextel, our second largest fiscal 2005 customer, and to a level of shipments to our largest fiscal 2005 customer, Verizon, more consistent with historical shipments to them. In December 2004, Nextel announced a plan to merge with Sprint. As a result of any merger, product purchases for network deployment may be reviewed, postponed or canceled based on

revised plans for technology or network expansion for the merged entity. We believe this is what has happened at Nextel and, consequently, our fiscal 2006 revenue from Nextel was nominal compared to 37% of our total worldwide revenue, or $34.9 million, in fiscal 2005.

In fiscal 2007, our largest customer, Verizon, a domestic wireless carrier, accounted for 64% of our total worldwide revenue, as compared to 79% in fiscal 2006 and 49% in 2005. Our second largest customer in fiscal 2007 and 2006 was Orascom Telecom, an international carrier that accounted for 14% and 3% of worldwide revenue, respectively. Nextel, our second largest customer in 2005, accounted for 37% of worldwide revenue.

In fiscal 2007 and 2006, sales of our Broadband Voice Processor Flex (BVP-Flex) accounted for 59% and 81% of our revenue, respectively. Because the BVP-Flex provides increased flexibility and easier installation, it has been critical in helping us to acquire and retain our key domestic strategic customers, most prominently Verizon. In fiscal 2004, we introduced our VQA product, which includes our new voice quality features and is primarily targeted at the international GSM market. Although we expected the sales of VQA products to be higher in the fiscal 2006 and 2005 based on the number of customer trials in which we were engaged, we did not realize significant growth in revenue from this product until very late in fiscal 2006 and throughout fiscal 2007. During fiscal 2007, sales of our VQA product accounted for approximately 20% of our worldwide revenue. While the revenue has been slow to materialize, we continue to believe that VQA presents material revenue opportunities, and we will therefore continue to invest in our international infrastructure and in customer trials.

Following the success of our BVP-Flex, revenue over the three fiscal years has been generated largely from domestic sales, which represented 71%, 87%, and 91% of our fiscal 2007, 2006 and 2005 revenue, respectively. As noted in the preceding paragraph, our international growth has primarily been dependent on our success in selling VQA. Although fiscal 2007 represents our most successful year of selling to international markets, we expect that in the coming year the international portion of our business will continue to grow as a percentage of overall sales as we realize more sales of our VQA applications. However, we expect that our domestic customers will continue to represent the majority of our revenue for the foreseeable future.

Revenue levels for fiscal 2008 will be dependent on our success in adding new customers domestically and internationally, the network technology and deployment plans of the North American telecommunication service providers and the market acceptance of our Packet Voice Processor. See "Item 1A-Risk Factors" for discussions of risks related to customer concentration and other factors, which could impact the timing and level of revenue.

See our cautionary language in the first paragraph of "Item 1. Business" regarding forward-looking statements such as the statements made in the prior paragraphs about our expectations regarding our future revenue, as well as statements regarding our expectations in each of the categories below.

Cost of Goods Sold

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2007	2006	2005	2007	2006
	$s in thousands				
Cost of Goods Sold	$27,140	$16,368	$22,184	$10,772	$(5,816)
% Change				65.8%	(26.2)%

Cost of goods sold consists of direct material costs, personnel costs for test and quality assurance, costs of licensed technology incorporated into our products, post-sales installation costs, provisions for inventory and warranty expenses and other indirect costs. The increase in cost of goods sold in fiscal 2007 as compared to fiscal 2006 was largely due to the increase in business volume. However, cost of goods sold did not increase in direct proportion with the increase in revenue due to: (1) the inclusion of $0.4 million of costs associated with stock compensation charges pursuant to SFAS 123R in fiscal 2007, and (2) the customer/product mix which was more heavily weighted to lower margin international customers and products, as well as the other factors discussed in the discussion of gross margin below.

The decrease in cost of goods sold in fiscal 2006 was primarily driven by the decrease in business volume as compared to fiscal 2005. However, cost of goods sold did not decrease in direct proportion to the decrease in sales due to (1) the higher standard cost of the Flex 400 sales in fiscal 2006 relative to the standard cost of BVP-Flex sales in fiscal 2005 and (2) higher service costs due to installations at our largest customer and one of our new international customers. The Flex 400 combines echo cancellation technology with elements of our VQA suite of voice enhancement software to provide quality enhancement. Our inventory provisions recorded were $0.3 million, $0.2 million, and $1.0 million for fiscal 2007, 2006, and 2005, respectively. Our analysis of gross profit below discusses the other factors driving changes in cost of goods sold.

Gross Margin

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2007	2006	2005	2007	2006
	$s in thousands				
Gross Profit	$ 56,864	$ 38,537	$ 71,871	$ 18,327	$ (33,334)
Gross Margin %	67.7%	70.2%	76.4%	(2.5) pts	(6.2) pts

As discussed above, the primary reasons for the 2.5 percentage point decline in gross margin in fiscal 2007 from fiscal 2006 were the inclusion of approximately $0.4 million of stock compensation, due to adoption of SFAS 123R in fiscal 2007, and the customer/product mix, which was heavily impacted by an increased percentage of our revenues being derived from lower margin international markets. Partially offsetting the negative impacts of the international revenue mix was an increase, albeit still a relatively minor percentage of our overall revenue, in higher margin maintenance revenue. Also impacting gross margin unfavorably was an increase in the level of installation service spending to support both our international and domestic customer growth. Partially offsetting these net negative factors on gross margin was the cessation of amortization of the technology asset established upon the sale of our core echo cancellation technology in fiscal 2002. This resulted in a gross profit improvement of approximately $0.7 million in fiscal 2007. Fiscal 2007 gross margin also benefited from the sale of approximately $0.3 million of previously written-down inventory and the reversal of approximately $0.4 million of warranty reserves due to the favorable resolution of a potential recall of a defective component in one of our older products with a past customer.

The primary reasons for the 6.2 percentage point decrease in gross margin in fiscal 2006 from fiscal 2005 were (1) the unfavorable customer and product mix, which included the impact of the higher standard cost of the Flex 400 sales relative to the standard cost of BVP-Flex and lower margin fiscal 2006 international sales, and (2) higher service costs due to installations at our largest customer and one of our new international customers. Those unfavorable changes were partially offset by a combination of higher overhead utilization and lower manufacturing costs, lower standard product costs relative to fiscal 2005 and improved warranty and inventory obsolescence experience. In fiscal 2006, we sold $0.6 million of previously written-down inventory at approximately net book value.

We expect gross margins in the fiscal 2008 to be approximate those experienced in fiscal 2007 based on forecasted product and customer mix and the impact of continued compensation charges due to recording stock compensation expense pursuant to SFAS 123R. Over the next several quarters, if we are successful in international deployment, we expect to experience continued pricing pressures as we expand the distribution of our products through value-added resellers and distributors.

Sales and Marketing

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2007	2006	2005	2007	2006
	$s in thousands				
Sales and Marketing Expense	$ 24,496	$ 18,233	$ 16,430	$ 6,263	$ 1,803
% of Revenue	29.2%	33.2%	17.5%	(4.0) pts	15.7 pts

Sales and marketing expenses primarily consist of personnel costs, including commissions and costs associated with customer service, travel, trade shows and outside consulting services. Salary and related expenses increased $2.3 million in fiscal 2007 compared to fiscal 2006 primarily due to incremental hiring of domestic personnel and marketing personnel to support introduction of our VoIP product offerings, and pre- and post-sales engineers to support a greater level of installation activity and our VoIP products. Fiscal 2007 salary and related costs included stock-based compensation associated with adoption of SFAS 123R, which contributed an additional $2.5 million of the increase in spending in fiscal 2007. The other key increases were attributable to: (1) a $0.7 million increase in agent fees associated with international sales growth; (2) a $0.4 million increase in travel costs related to increased customer contacts related to international expansion and expansion of our PVP trials; and (3) a $0.4 million increase in amortization of field demonstration and evaluation systems associated with the protracted nature of customer evaluations of our VQA and VoIP products.

Salary and related expenses increased $2.1 million in fiscal 2006 compared to fiscal 2005 primarily due to employees acquired from Jasomi, incremental hiring of international salespersons, hiring pre- and post-sales engineers to support a greater level of installation activity and the introduction of the Packet Voice Processor, and the hiring of a new sales vice president. Salary and related costs included the incremental salaries and stock-based and convertible debenture amortization associated with the Jasomi acquisition discussed in more detail in "Acquisition-Related Compensation Expense" below. We incurred incremental costs of approximately $0.5 million for participation in trade shows primarily showcasing our Packet Voice Processor applications. Travel and related costs increased $0.4 million over the prior year due to support required for international product evaluations of our VQA applications. Third party installation expense increased $0.3 million compared to fiscal 2005 to support the great level of installation activity. Those increases were partially offset by an increase in absorption of service expenses to cost of sales of $0.9 million due to installation support requirements at our largest customer.

We expect that our sales and marketing expenses in fiscal 2008 will be relatively consistent with the level experienced in fiscal 2007 due to anticipated stability in the level of staffing across the sales, marketing and service organizations and a more targeted marketing program, the savings from which should substantially offset increased variable compensation and agent fees tied to anticipated increases in sales levels.

Research and Development

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2007	2006	2005	2007	2006
	$s in thousands				
Research and Development Expense...	$ 20,835	$ 17,884	$ 15,826	$ 2,951	$ 2,058
% of Revenue......................	24.8%	32.6%	16.8%	(7.8) pts	15.8 pts

Research and development expenses primarily consist of personnel costs, contract consultants, materials and supplies used in the development of voice processing products. The increase in spending in fiscal 2007 was largely driven by salary and related costs which increased $1.7 million due to increases in headcount in the engineering area and merit increases and $1.3 million associated with stock compensation charges attributable to the adoption of SFAS 123R in fiscal 2007. In addition to these increases, we experienced increases in outside service costs to supplement headcount demands and increased deprecation expense associated with increase lab equipment to support new product design and test and increased headcount levels totaling $0.6 million. The latter increases were substantially offset by a reduction in spending on consumable materials due to the later stage of development of our products in fiscal 2007 as compared to fiscal 2006.

Salary and related costs increased $2.1 million in fiscal 2006 compared to fiscal 2005. The increase in spending was primarily associated with engineers hired as part of our acquisition of Jasomi and our research and development efforts for our new packet-based voice products. Salary and related costs included the incremental salaries and stock-based and convertible debenture amortization associated with the Jasomi acquisition discussed in more detail in "Acquisition-Related Compensation Expense" below. Depreciation, information technology related costs and maintenance on software and equipment used by the engineering departments accounted for an aggregate increase of $1.1 million in fiscal 2006 due, in large part, to the increased demands from the larger engineering workforce needed to support our existing voice products, as well as our move into packet-based voice products which required purchases of lab equipment. Travel related expense increased $0.3 million for the year due to increased support of field trials and travel between our Canada location and our California headquarters. Those increases were partially offset by decreases of $1.2 million in outside service expense. That expense declined based on our stage in Packet Voice Processor development and our hiring of additional regular employees to complete the work. Additionally, facilities expense allocated to research and development declined $0.3 million due to the renegotiation of our headquarters lease.

We expect modest increases in our research and development spending in fiscal 2008 as we develop variations of our PVP product for use in emerging wireless networks, which will result in increases in headcount, outside services and consumed materials.

General and Administrative

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2007	2006	2005	2007	2006
	$s in thousands				
General and Administrative Expense........	$8,534	$6,568	$7,244	$ 1,966	$ (676)
% of Revenue............................	10.2%	11.9%	7.7%	(1.7) pts	4.2 pts

General and administrative expenses primarily consist of personnel costs for corporate officers, finance and human resources personnel, as well as insurance, legal, accounting and consulting costs. The increase in fiscal 2007 spending is largely due to the adoption of SFAS 123R, which resulted in $1.1 million of stock compensation. The increase was also impacted by other salary related costs, which increased due

to increased headcount and annual merit increases totaling approximately $0.5 million and a $0.3 million increase in professional fees attributable to the various legal matters that we are currently addressing.

The decrease in fiscal 2006 spending over fiscal 2005 spending is largely due to fiscal 2006 outside services for consulting and audit costs related to Sarbanes-Oxley compliance and taxes declining $1.1 million compared to fiscal 2005, primarily because the workload was significantly less in the second year of Sarbanes-Oxley compliance. Those reductions were offset by the cost of legal work related to the class action lawsuits, which resulted in an increase of $0.4 million compared to fiscal 2005.

We expect a slight increase in general and administrative expenses in fiscal 2008 due to planned increases in base pay and variable compensation and professional fees.

Acquisition-Related Compensation Expense

In fiscal 2006, we recorded compensation expense related to the vesting of assumed stock options and the restricted stock grants made in connection with the June 30, 2006 acquisition of Jasomi. Deferred stock-based compensation represents the intrinsic value of the unvested portion of options assumed and restricted shares granted to Jasomi employees and is amortized to research and development expense and sales and marketing expense over the corresponding vesting periods. See Note 5 of Notes to the Consolidated Financial Statements.

Stock-based compensation charges included in operating expenses were as follows:

	Year ended April 30, 2006
Sales and marketing	$ 256
Research and development	619
Total	$ 875

In fiscal 2007, we adopted SFAS 123R, which replaced the above compensation charges associated with our acquisition of Jasomi and also introduced compensation charges for all equity-based employee programs. Compensation charges related to the Jasomi acquisition are now embedded in the stock compensation charges reported in the sales and marketing and research and development lines, discussed below.

In fiscal 2007 and 2006, we recorded compensation expense related to the portion of convertible debentures issued to employee-stockholders. We are amortizing the compensation expense to research and development expense and sales and marketing expense over the lives of the convertible debentures. See Note 5 of Notes to the Consolidated Financial Statements.

Convertible debenture amortization included in operating expenses was as follows:

	Years ended April 30	
	2007	2006
Sales and marketing	$ 339	$ 563
Research and development	25	41
Total	$ 364	$ 604

Amortization of purchased intangible assets

For the years ended April 30, 2007 and 2006, we recorded amortization of purchased intangible assets related to the Jasomi acquisition. We are amortizing purchased intangible assets to operating expense over

their estimated useful life which ranges from four to five years. See Note 6 of Notes to the Consolidated Financial Statements.

	Years ended April 30	
	2007	2006
Amortization of purchased intangible assets	$ 985	$ 821
% of revenue	1.2%	1.5%

In-process research and development

	Year ended April 30, 2006
In-process research and development	$ 700
% of revenue	1.3%

In fiscal 2006, we incurred a charge for in-process research and development ("in process R&D") acquired as part of our acquisition of Jasomi. The amount of the purchase price for Jasomi allocated to in-process R&D was determined through established valuation techniques common in the high-technology communications equipment industry. In-process R&D is expensed upon acquisition because technological feasibility has not been established and no future alternative uses exist.

In valuing in-process R&D, cash flows were based on estimates from our and Jasomi's management and from various public, financial and industry sources. We projected net revenue to grow through calendar 2008 and decline thereafter based on the rate of technology changes in the industry, product life cycles and various projects' stages of development. We estimated cost of goods sold and operating expenses, including research and development expenses and selling, general and administrative expenses, as a percentage of revenue based on historical averages and forward-looking projections. We also included in the projections estimated costs to bring projects to technological feasibility and costs associated with activities undertaken to correct errors or keep products updated (also referred to as "maintenance" research and development). We based the tax expense on statutory Federal and California tax rates.

We based the percentage of completion of in-process projects on an averaging of (1) expenses incurred to-date compared to the total estimated development costs for each project, (2) time incurred to-date and remaining time to complete each project and (3) milestone-based percent complete estimates. The in-process projects pertained to general enhancements to PeerPoint software, combining of NAT and Peering capability, increasing throughput capability, enhancing the interface and developing a Denial of Service module. The average percentage complete for the in-process projects was 56% as of the date of the acquisition. At the time of the acquisition, we estimated that these development efforts would be completed in nine months at an estimated cost of approximately $0.7 million. As of April 30, 2007, the remaining estimated cost to complete the project is approximately $0.4 million, primarily due to other projects taking higher priority in fiscal 2007 resulting in most of the development related to the last element of the in-process projects slipping into fiscal 2008.

The 30% cost of capital used to discount estimated cash flows reflects the estimated time to complete the projects and the level of risk involved.

Other Income, Net

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2007	2006	2005	2007	2006
	$s in thousands				
Other Income, Net	$6,689	$4,522	$2,430	$ 2,167	$ 2,092
% of Revenue	8.0%	8.2%	2.6%	(0.2) pts	5.6 pts

Other income, net consists of interest income on our invested cash and cash equivalent and investment balances, offset by a nominal amount of foreign exchange losses. The increase in other income, net in fiscal 2007 compared to 2006 was primarily attributable to higher interest income, due to a significant improvement in the return on our invested cash and larger average invested balances in fiscal 2007. The increase in fiscal 2006 compared to 2005 was also primarily attributable to higher interest income, due to our larger invested cash balance and an improvement in the return on our invested cash as interest rates began to increase.

Our fiscal 2008 interest income will be dependent on our cash balances and the movement of U.S. interest rates.

Income Taxes, Continuing Operations

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2007	2006	2005	2007	2006
	$s in thousands				
Income Taxes, Continuing Operations	$ 3,385	$ 262	$ (36,100)	$ 3,123	$ 36,362
% of Revenue	4.0%	0.5%	(38.4)%	3.5 pts	38.9 pts

Income taxes consist of federal, state and foreign income taxes. The tax provision for fiscal 2007 resulted in an effective tax rate of 39%. The effective tax rate differs from the statutory rate primarily due to stock-based compensation expense, research and experimentation tax credits, state taxes, tax impact of foreign operations and changes in the state tax rate as it relates to certain deferred tax assets specifically for California purposes only.

The tax provision (benefit) for fiscal 2006 resulted in an effective tax rate of (23%). The effective tax rate for the year was adversely affected by non-deductible Jasomi acquisition-related charges, including our inability to deduct for tax purposes (1) in-process R&D related to the acquisition of Jasomi and (2) convertible debenture amortization, and the correction of a $1.1 million error in the balance of a deferred tax asset related to a California R&D tax credit. The error originated in the second quarter of fiscal 2005 at the time we released our valuation allowance on deferred tax assets and was corrected in the fourth quarter of fiscal 2006. After conducting a thorough analytical review on materiality, which was brought to the attention of and discussed with the audit committee, management believes that these amounts are not material to previously reported financial statements. Those items were partially offset by the reversal of $1.2 million of reserves on deferred tax assets primarily associated with a California R&D tax credit position under audit by California's Franchise Tax Board. In April 2006, we reached an agreement with the Franchise Tax Board regarding our tax credit positions and consequently revised associated reserves.

The benefit in fiscal 2005 includes the reversal of our valuation allowance against all of our deferred tax assets. In fiscal 2005, we concluded that it was more likely than not that we would realize the benefit related to our deferred tax assets. Accordingly, we reduced the valuation allowance against the assets and recorded a tax benefit to continuing operations of $36.7 million. The recognition of the deferred tax assets had no impact on our fiscal 2005 cash flows. Partially offsetting the tax benefit recorded was income

tax expense associated with income earned by our foreign subsidiaries and state and federal alternative minimum tax totaling $0.6 million in fiscal 2005.

We expect the effective tax rate to be at a more normalized rate of approximately 40% in fiscal 2008.

Income (Loss) from Discontinued Operations

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2007	2006	2005	2007	2006
	$s in thousands				
Gain (loss) on disposition	$—	$887	$ 94	$ (887)	$ 793
Income tax expense (benefit) from gain (loss) on disposition	—	361	(110)	(361)	(471)
Income (loss) from discontinued operations	$—	$526	$ 204	$ (526)	$ 322
% of Revenue	—%	1.0%	0.2%	(1.0) pts	0.8 pts

In June 2006, we came to a mutual settlement and release with JDSU whereby JDSU paid us $0.7 million. We had recorded receivables of $0.5 million such that the net financial gain from the settlement was $0.2 million. As part of the settlement, JDSU additionally released us from our warranty obligation, which resulted in the release of $0.5 million of our warranty liability. In addition, in June 2006, we completed the closure of our international optical operations and, as a result, reversed our remaining $0.2 million of reserves related to the closure. Net of $0.4 million of tax expense, the transactions resulted in a $0.5 million gain from disposal of our discontinued operations. In fiscal 2006, we completed the wind up of our optical operations, resulting in no financial impact from discontinued operations in fiscal 2007. See Note 4 of Notes to the Consolidated Financial Statements.

The $0.1 million gain on disposition in fiscal 2005 was due to adjustments needed to reflect actual costs incurred. The loss on disposition in fiscal 2004 reflects the aggregate loss of $6.9 million realized in the first quarter of fiscal 2004 upon the sale of the optical technology, inventory and certain fixed assets to JDSU, along with other exit costs associated with abandoning that portion of the optical business not acquired by JDSU. Subsequent adjustments to the loss resulted in an incremental loss of approximately $0.1 million and were included in the total loss from disposal of our discontinued optical operations of $7.0 million for fiscal 2004 in the Consolidated Statement of Operations. As all operations related to our optical business ceased in fiscal 2004, we did not have further losses from this discontinued operation in fiscal 2005, 2006 or 2007.

Liquidity and Capital Resources

As of April 30, 2007, we had cash and cash equivalents of $34.0 million as compared to $35.7 million at April 30, 2006 and $36.8 million as of April 30, 2005. Additionally, we had $100.4 million of short-term investments as of April 30, 2007 compared to $100.3 million of short-term investments as of April 30, 2006 and $98.9 million as of April 30, 2005.

We have satisfied the majority of our liquidity requirements through cash flow generated from operations, funds received upon exercise of stock options and the proceeds from our initial and follow-on public offerings in fiscal 2000.

Cash flows from Operating Activities

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2007	2006	2005	2007	2006
	$s in thousands				
Cash Flow from Operating Activities	$2,475	$14,485	$33,136	$(12,010)	$(18,651)

Our cash flow from operations generally follows our profitability trend of $5.3 million, ($0.9) million, and $71.1 million (inclusive of a $36.1 non-cash tax benefit from the release of a valuation allowance on our deferred tax assets) for fiscal 2007, 2006 and 2005, respectively. The difference in cash flow from operations in fiscal 2007 and profitability is largely due to the growth in inventory in the fourth quarter of fiscal 2007 due to lower than anticipated revenue levels in the quarter. The improved cash flow from operations in fiscal 2006 as compared to profitability was due to a combination of reducing accounts receivable due to improved collections and more linear sales patterns in fiscal 2006 and increasing deferred revenue due to several shipments near the end of the year which required deferral treatment, which resulted in $15.2 million of operating cash flow.

We expect to see positive cash flows from operations in the coming year based on projected revenue growth. We expect, however, increases in accounts receivable as we sell more product internationally, as international customers typically have longer payment terms, and increases in operating expenses partially offset by a reduction of inventory that grew in the fourth quarter of fiscal 2007.

Cash flows from Investing Activities

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2007	2006	2005	2007	2006
	$s in thousands				
Cash Flow from Investing Activities	$(5,973)	$(16,760)	$(17,088)	$10,787	$328

The change in cash flows from investing activities is due to three key events. First, in fiscal 2004, we changed our investing strategy to include short-term and long-term investments designed to improve our overall return on invested funds, which accounted for the majority of the cash used in 2005, but had little impact in fiscal 2006 and 2007 as we had limited proceeds from operating and financing activities to invest in short-term securities. Second, we used $2.7 million of cash in fiscal 2007 and $12.6 million of cash in fiscal 2006 related to the acquisition of Jasomi (See Note 5 of Notes to the Consolidated Financial Statements). In fiscal 2005, we collected proceeds from the sale of our optical business and other minor sales of optical equipment of only $0.5 million and in fiscal 2007 and 2006 we had no proceeds from the optical business.

We plan to continue to invest in capital assets related to new product features and to support our efforts to sell our VoIP products. In the first quarter of fiscal 2008, $4.0 million of the convertible debentures mature and were paid in cash upon surrender of the notes.

Cash flows from Financing Activities

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2007	2006	2005	2007	2006
	$s in thousands				
Cash Flow from Financing Activities	$1,865	$1,201	$(24,877)	$664	$26,078

The limited cash flow from financing activities in fiscal 2007 and 2006 was due to the limited level of option activity during those years largely due to a large portion of the options being out-of-the-money or only marginally in-the-money due to the decline in our stock price. The cash flow used in financing activities in fiscal 2005 was largely due to the repurchase of shares of common stock, as discussed below, partially offset by funds received from stock option exercises. We repurchased no common stock in fiscal 2007 or 2006. Stock option activity in the first half of fiscal 2005 was particularly high following the trend in our stock price over that same period.

Stock Repurchase Programs

In December 2004, our Board of Directors authorized the repurchase of up to $35 million of common stock under a stock repurchase program. During fiscal 2005, we repurchased and retired 2,516,660 shares of our common stock at an average price of $13.91 per share for an aggregate purchase price of $35 million. Consequently, we are not authorized to repurchase additional shares under the stock repurchase program approved in December of 2004.

The aggregate purchase price of the shares of our common stock repurchased was reflected as a reduction to shareholders' equity. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," we allocated the purchase price of the repurchased shares as a reduction to retained earnings, common stock and additional paid-in capital.

On June 13, 2007, our Board of Directors authorized the repurchase of up to $60 million of common stock under a stock repurchase program. We do not expect to begin repurchasing any stock until at least the second quarter of fiscal 2008.

Commitments

We have no material commitments other than obligations under operating leases, particularly our facility leases, and normal purchases of inventory, capital equipment and operating expenses, such as materials for research and development and consulting. We currently occupy approximately 61,000 square feet of space in the two buildings that form our Mountain View, California headquarters. In September 2005, we renegotiated our Mountain View, California lease, which extended the lease term through July 31, 2011 and reduced the rent cost. We additionally have leased office space in Calgary, Canada, primarily for R&D operations, under an operating lease expiring January 31, 2011.

Our contractual commitments, by year in which they become due, are as follows:

	Payments due by period				
Contractual Obligations (in thousands)	**Total**	**Less than 1 year**	**2 to 3 years**	**4 to 5 years**	**Over 5 years**
Operating leases	$ 4,815	$ 1,091	$2,275	$1,449	$—
Purchase commitments	11,331	11,331	—	—	—
Convertible notes	4,400	4,400	—	—	—
Total	$20,546	$16,822	$2,275	$1,449	$—

Jasomi acquisition consideration included $7.0 million in non-transferable convertible notes, divided into two tranches with principal amounts of $3.0 million and $4.0 million, respectively. The $3.0 million of notes plus interest accrued at 5% was paid in the first quarter of fiscal 2007. The $4.0 million of notes mature on June 30, 2007, as no holder elected to extend or convert the notes. We have not made any indemnification claims, nor have a sufficient number of designated employees left our employment, to cause a reduction in the principal amounts of the notes, and so the full $4.0 million of the second tranche of notes, plus interest accrued at 5%, were paid in cash during the first quarter of fiscal 2008 upon surrender of the notes.

We believe that we will be able to satisfy our cash requirements for at least the next two years from our existing cash and short-term investments. We currently expect to renew our $2 million line of credit, which expires in July 2007. The ability to fund our operations beyond the next two fiscal years will be dependent on the overall demand of telecommunications providers for new capital equipment. Should our customers significantly reduce their purchases of our products compared to current levels of purchases, we could need to find additional sources of cash during fiscal 2009 or be forced to reduce our spending levels to protect our cash reserves.

Off-Balance Sheet Arrangements

As of April 30, 2007, we did not have any off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Item 7A—Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk due to changes in the general level of United States interest rates relates primarily to our cash equivalents and short-term investment portfolios. Our cash, cash equivalents, and short-term investments are primarily maintained at four major financial institutions in the United States. As of April 30, 2007 and 2006, we did not hold any derivative instruments. The primary objective of our investment activities is the preservation of principal while maximizing investment income and minimizing risk, and we attempt to achieve this by diversifying our portfolio in a variety of highly rated investment securities that have limited terms to maturity. We do not hold any instruments for trading purposes.

Investment securities that have maturities of more than three months at the date of purchase but current maturities of less than one year and auction rate securities, which management is able to liquidate on 28 or 35 day auction cycles, are considered short-term investments. Short-term investments consist primarily of corporate bonds and asset backed securities. Short-term investments are maintained at three major financial institutions, are classified as available-for-sale, and are recorded on the accompanying Consolidated Balance Sheets at fair value. If we sell our short-term investments prior to their maturity, we may incur a charge to operations in the period the sale took place. In fiscal 2007, 2006 and 2005, we realized no gains or losses on our short-term investments.

The following table presents the hypothetical changes in fair values of our investments as of April 30, 2007, based on a discounted cash flow calculation over the remaining term of each investment, that are sensitive to changes in interest rates (dollars in thousands):

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair Value as of	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
	(150 BPS)	(100 BPS)	(50 BPS)	April 30, 2007 $s in thousands	50 BPS	100 BPS	150 BPS
Total investments.	$100,465	$100,465	$100,465	$100,465	$100,465	$100,465	$100,465

The following table presents the hypothetical changes in fair values of our investments as of April 30, 2006, based on a discounted cash flow calculation over the remaining term of each investment, that are sensitive to changes in interest rates (dollars in thousands):

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair Value as of	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
	(150 BPS)	(100 BPS)	(50 BPS)	April 30, 2006	50 BPS	100 BPS	150 BPS
Total investments.	$100,325	$100,325	$100,325	$100,325	$100,325	$100,325	$100,325

These instruments are not leveraged. The modeling technique used measures the change in fair values arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (BPS), 100 BPS, and 150 BPS over the remaining life of the investments, which shifts are representative of the historical movements in the Federal Funds Rate. 100 BPS equals 1%.

The following table presents our cash equivalents and short-term and long-term investments subject to interest rate risk and their related weighted average interest rates as of April 30, 2007 and 2006 (in thousands). Carrying value approximates fair value.

	April 30, 2007		April 30, 2006	
	Carrying Value	Average Interest Rate	Carrying Value	Average Interest Rate
Cash and cash equivalents	$ 34,074	4.19%	$ 35,707	3.59%
Short-term investments	100,465	5.25%	100,325	4.67%
Long-term investments	—		—	—
Total	$134,539	4.98%	$136,032	4.39%

In fiscal 2007, our return on our cash and cash equivalents ranged from 1.0% to 5.1% and our average return for the year was 4.2% while our return on short-term investments ranged from 5.2% to 5.3% and our average return for the year was 5.3%.

To date, the vast majority of our sales have been denominated in U.S. dollars. As only a small amount of foreign invoices are paid in currencies other than the U.S. dollar, our foreign exchange risk is considered immaterial to our consolidated financial position, results of operations or cash flows.

Item 8—Financial Statements and Supplementary Data

DITECH NETWORKS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	50
Consolidated Balance Sheets	52
Consolidated Statements of Operations	53
Consolidated Statements of Stockholders' Equity	54
Consolidated Statements of Cash Flows	55
Notes to Consolidated Financial Statements	56
Supplementary Financial Data (unaudited)	81

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Ditech Networks, Inc.:

We have completed integrated audits of Ditech Networks, Inc.'s consolidated financial statements and of its internal control over financial reporting as of April 30, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 8 present fairly, in all material respects, the financial position of Ditech Networks, Inc. and its subsidiaries at April 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its accumulated deficit balance and additional paid-in-capital balance as of April 30, 2004.

Also as discussed in Note 2 to the consolidated financial statements, effective May 1, 2006, the Company changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment".

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of April 30, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining

an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
San Jose, California
July 16, 2007

DITECH NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	April 30, 2007	April 30, 2006 as restated(1)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 34,074	$ 35,707
Short-term investments	100,465	100,325
Accounts receivable, net of allowance for doubtful accounts of $373 and $306 at April 30, 2007 and 2006, respectively	10,324	5,276
Inventories	13,353	8,318
Deferred income taxes	5,936	2,923
Other current assets	1,262	2,664
Total current assets	165,414	155,213
Property and equipment, net	5,781	4,740
Goodwill	12,637	9,913
Purchased intangibles, net	2,394	3,379
Deferred income taxes	39,892	45,852
Other assets	266	216
Total assets	226,384	219,313
LIABILITIES		
Current liabilities:		
Accounts payable	$ 2,659	$ 1,576
Accrued expenses	7,148	7,090
Deferred revenue	3,424	10,951
Income taxes payable	803	471
Total current liabilities	14,034	20,088
Long term accrued expenses	405	644
Commitments and contingencies (Note 8)		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value: 5,000 shares authorized and none issued and outstanding at April 30, 2007 and 2006	—	—
Common stock, $0.001 par value: 200,000 shares authorized and 33,044 and 32,375 shares issued and outstanding at April 30, 2007 and 2006, respectively	32	32
Additional paid-in capital	298,279	292,373
Accumulated deficit	(86,366)	(91,684)
Deferred stock-based compensation	—	(2,137)
Other comprehensive loss	—	(3)
Total stockholders' equity	211,945	198,581
Total liabilities and stockholders' equity	$226,384	$219,313

(1) See Note 2 of Notes to the Consolidated Financial Statements for adjustments to stockholders' equity.

The accompanying notes are an integral part of these consolidated financial statements

DITECH NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years ended April 30,		
	2007	2006	2005
Revenue	$84,004	$54,905	$ 94,055
Cost of goods sold(1)	27,140	16,368	22,184
Gross profit	56,864	38,537	71,871
Operating expenses:			
Sales and marketing(1)	24,496	18,233	16,430
Research and development(1)	20,835	17,884	15,826
General and administrative(1)	8,534	6,568	7,244
Amortization of purchased intangible assets	985	821	—
In-process research and development	—	700	—
Total operating expenses	54,850	44,206	39,500
Income (loss) from continuing operations	2,014	(5,669)	32,371
Other income (expense):			
Interest income	6,707	4,551	2,446
Other income (expense), net	(18)	(29)	(16)
Total other income	6,689	4,522	2,430
Income (loss) from continuing operations before provision (benefit) for income taxes	8,703	(1,147)	34,801
Provision (benefit) for income taxes	3,385	262	(36,100)
Income (loss) from continuing operations	5,318	(1,409)	70,901
Discontinued operations:			
Gain on disposition	—	887	94
Income tax expense (benefit) from gain on disposition	—	361	(110)
Income from discontinued operations	—	526	204
Net income (loss)	$ 5,318	$ (883)	$ 71,105
Per share data			
Basic			
Net income (loss) from continuing operations	$ 0.16	$ (0.04)	$ 2.12
Net income from discontinued operations	—	0.01	0.01
Net income (loss)	$ 0.16	$ (0.03)	$ 2.13
Diluted			
Net income (loss) from continuing operations	$ 0.16	$ (0.04)	$ 2.02
Net income from discontinued operations	0.00	0.01	0.00
Net income (loss)	$ 0.16	$ (0.03)	$ 2.02
Number of shares used in per share calculations:			
Basic	32,579	32,119	33,408
Diluted	34,020	32,119	35,140

(1) Stock-based compensation expense was as follows for the periods:

	2007	2006	2005
Cost of Sales	$ 370	$ —	$ —
Sales and marketing	2,714	256	—
Research and development	1,951	619	—
General and administrative	1,124	—	—

The accompanying notes are an integral part of these consolidated financial statements

DITECH NETWORKS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Total
	Shares	Amount	as restated(1)	as restated(1)			
Balances, April 30, 2004, restated	32,915	$33	$282,234	$(146,829)	$ —	$(38)	$135,400
Issuance of stock under employee stock plans	1,600	2	10,121	—	—	—	10,123
Repurchase of common stock	(2,517)	(3)	(19,920)	(15,077)	—	—	(35,000)
Tax benefit from exercise of stock options	—	—	15,645	—	—	—	15,645
Other comprehensive income (loss):.							
Unrealized loss on available for sale investment securities	—	—	—	—	—	(8)	(8)
Net income	—	—	—	71,105	—	—	71,105
Total comprehensive income							71,097
Balances, April 30, 2005	31,998	32	288,080	(90,801)	—	(46)	197,265
Issuance of stock under employee stock plans	256	—	1,201	—	—	—	1,201
Assumed unvested options in Jasomi acquisition	—	—	689	—	(689)	—	—
Assumed vested options in Jasomi acquisition	—	—	483	—	—	—	483
Restricted stock issued	121	—	2,552	—	(2,552)	—	—
Amortization of stock-based compensation	—	—	(37)	—	912	—	875
Reversal of deferred compensation due to terminations	—	—	(192)	—	192	—	—
Tax benefit from exercise of stock options	—	—	190	—	—	—	190
Reclassification of deferred tax asset	—	—	(593)	—	—	—	(593)
Other comprehensive income (loss):							
Unrealized loss on available for sale investment securities	—	—	—	—	—	43	43
Net loss	—	—	—	(883)	—	—	(883)
Total comprehensive income							(840)
Balances, April 30, 2006	32,375	32	292,373	(91,684)	(2,137)	(3)	198,581
Issuance of stock under employee stock plans	376	—	1,865	—	—	—	1,865
Restricted stock issued	293	—	—	—	—	—	—
Reclassification upon adoption of FAS123R	—	—	(2,137)	—	2,137	—	—
Stock-based compensation expense under FAS123R	—	—	6,178	—	—	—	6,178
Other comprehensive income (loss):							—
Unrealized loss on available for sale investment securities	—	—	—	—	—	3	— 3
Net income	—	—	—	5,318	—	—	5,318
Total comprehensive income							5,321
Balances, April 30, 2007	33,044	$32	$298,279	$ (86,366)	$ —	$ —	$211,945

(1) See Note 2 of Notes to the Consolidated Financial Statements for adjustments to stockholders' equity.

The accompanying notes are an integral part of these consolidated financial statements

DITECH NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended April 30,		
	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ 5,318	$ (883)	$ 71,105
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Non-cash effect of discontinued operations	—	(526)	344
Depreciation and amortization	2,716	3,509	2,770
Provision for doubtful accounts	67	(38)	—
Loss on disposal of property and equipment	—	22	192
Tax benefit from exercise of stock options	—	190	15,645
Deferred income taxes	2,947	1,161	(51,607)
Amortization of deferred stock compensation		875	—
Stock-based compensation expense	6,159	—	—
Payment of employee-investor portion of convertible debentures	(408)	—	—
Amortization of purchased intangibles	985	821	—
Amortization of employee-investor portion of convertible debentures	364	—	—
Amortization of Jasomi contingent consideration	—	604	—
In-process research and development	—	700	—
Other	—	95	203
Changes in assets and liabilities:			
Accounts receivable	(5,115)	4,546	(2,774)
Inventories	(5,013)	(2,586)	223
Other current assets	684	(1,086)	(109)
Income taxes	332	(1,115)	(118)
Accounts payable	1,083	(1,086)	(88)
Accrued expenses and other	(117)	(1,355)	(402)
Deferred revenue	(7,527)	10,637	(2,248)
Net cash provided by operating activities	2,475	14,485	33,136
Cash flows from investing activities:			
Purchases of property and equipment	(3,689)	(2,555)	(3,461)
Purchase of available for sale investments	(49,200)	(50,300)	(74,071)
Sales and maturities of available for sale investments	49,060	48,777	59,902
Proceeds from sale of discontinued optical business	698	—	542
Acquisition of Jasomi, net of cash received	(2,724)	(12,636)	—
Additions to other assets	(118)	(46)	—
Net cash used in investing activities	(5,973)	(16,760)	(17,088)
Cash flows from financing activities:			
Repurchase of common stock	—	—	(35,000)
Proceeds from employee stock plan issuances	1,865	1,201	10,123
Net cash provided by (used in) financing activities	1,865	1,201	(24,877)
Net decrease in cash and cash equivalents	(1,633)	(1,074)	(8,829)
Cash and cash equivalents, beginning of year	35,707	36,781	45,610
Cash and cash equivalents, end of year	$ 34,074	$ 35,707	$ 36,781

The accompanying notes are an integral part of these consolidated financial statements

DITECH NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Ditech Networks, Inc. (the "Company" or "Ditech") designs, develops and markets telecommunications equipment for use in wireline, wireless, satellite and IP telecommunications networks. The Company's products enhance and monitor voice quality and provide security in the delivery of voice services. The Company has established a direct sales force that sells its products in the U.S. and internationally. In addition, the Company is expanding its use of value added resellers and distributors in an effort to broaden its sales channels, and this expanded use of value added resellers and distributors has occurred primarily in the Company's international markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

In May 2003, the Company announced its intention to exit the optical communications portion of its business. In July 2003, the Company executed a sale of a substantial portion of the assets used in the optical business. As a result, the optical business has been presented as a discontinued operation in the Consolidated Statements of Operations for all periods presented. See Note 4 for a further discussion of the discontinued operations.

Certain items in the consolidated financial statements for the years ended April 30, 2005 and April 30, 2006 have been reclassified to conform to classifications used in the current fiscal year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company generally recognizes product revenue, including shipping charges, when: persuasive evidence of a definitive agreement exists; shipment to the customer has occurred; title and all risks and rewards of ownership have passed to the customer; acceptance terms, if any have been fulfilled; no significant contractual obligations remain outstanding; the fee is fixed or determinable; and collection is reasonably assured.

In the event that a shipment transaction does not meet all of the criteria for revenue recognition it is recorded as deferred revenue in our Consolidated Balance Sheet. To the extent that the Company has received cash for some or all of a given deferred revenue transaction, the Company reports it on the Consolidated Balance Sheet as a deferred revenue liability. However, to the extent that the Company has not collected cash related to the deferred revenue transaction, the Company reflects the deferred revenue as a reduction in the corresponding account receivable balance.

The Company records transaction-based taxes including, but not limited to, sales, use, value added, and excise taxes, on a net basis in its consolidated statements of operations.

Cost of Goods Sold

Cost of goods sold is comprised primarily of material, labor including share-based compensation, overhead, shipping costs, warranty and inventory write-downs.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the trends in customers' payment patterns, including review of specific delinquent accounts, changes in business conditions and external communications available about customers to estimate the level of allowance that is needed to address potential losses that the Company may incur due to the customer's inability to pay. Accounts are considered delinquent or past due, if they have not been paid within the terms provided on the invoice. Delinquent account balances are written off after management has determined that the likelihood of collection is not probable.

Warranties

The Company currently offers a hardware warranty on all of its products with terms ranging from two to five years and a one year software warranty. The warranty generally provides that the Company will repair or replace any defective product and provide software bug fixes within the warranty period. A provision for the estimated future cost of warranty is made at the time product revenue is recognized, based on the Company's experience and expectations of future conditions.

Research and Development

Research and development costs include salaries and salary-related expenses, outside consulting, facilities, consumable materials and allocated corporate costs, which are expensed as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Management believes that the financial institutions in which it maintains deposits are financially sound and, accordingly, minimal credit risk exists with respect to these deposits. Substantially all of the Company's cash and cash equivalents are held by four major U.S. financial institutions.

Investments

Investment securities that have maturities of more than three months at the date of purchase but remaining maturities of less than one year and auction rate securities, which management is able to liquidate on 28 or 35 day auction cycles, are considered short-term investments. Other investment securities with remaining maturities of one year or more are considered long-term investments. At April 30, 2007, short-term investments consist primarily of corporate bonds and asset backed securities. The primary objective of the Company's investment activities is the preservation of principal while maximizing investment income and minimizing risk, and management attempts to achieve this by diversifying its portfolio in a variety of highly rated investment securities that have limited terms to maturity. Management has classified the Company's short-term investments as available-for-sale securities in the accompanying consolidated financial statements. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in a separate component of stockholders' equity. Realized

gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income based on specific identification. Interest on securities classified as available-for-sale is also included in interest income.

Fair Value of Financial Investments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, are considered to approximate fair value based on their short time to maturity.

Inventories

Inventories are stated at the lower of standard cost or market. Standard cost approximates cost as determined by using the first-in, first-out (FIFO) method. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, which differ by asset category:

- Furniture & fixtures: 5 years
- Equipment: 2 - 5 years
- Software: 3 years
- Leasehold improvements: Shorter of 5 years or remaining lease period

Upon disposal, the assets and related accumulated depreciation are removed from the Company's accounts, and the resulting gains or losses are reflected in the statements of operations.

Goodwill

The Company's methodology for allocating a portion of the purchase price to goodwill in connection with the purchase of Jasomi Networks, Inc. ("Jasomi") was based on established valuation techniques in the high-technology communications equipment industry. Goodwill was measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized. The goodwill recorded in the Condensed Consolidated Balance Sheet as of April 30, 2007 was $12.6 million.

Impairment of Long-lived Assets

The Company evaluates the recoverability of its long-lived assets, including goodwill, on an annual basis or more frequently if indicators of potential impairment arise. Following the criteria of SFAS 131 "Disclosure about Segments of an Enterprise and Related Information" and SFAS 142 "Goodwill and Other Intangible Assets", the Company views itself as having a single operating segment and consequently has evaluated goodwill and purchased intangible assets for impairment based on an evaluation of the fair value of Ditech as a whole. Ditech's quoted share price from NASDAQ is the basis for measurement of that fair value as Ditech's market capitalization based on share price best represents the amount at which the Company could be bought or sold in a current transaction between willing parties. The Company evaluates the recoverability of its amortizable purchased intangible assets based on an estimate of the undiscounted cash flows resulting from the use of the related asset group and its eventual disposition. The asset group represents the lowest level for which cash flows are largely independent of cash flows of other assets and liabilities. Measurement of an impairment loss for long-lived assets that the Company expects to

hold and use is based on the difference between the fair value and carrying value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Certain Risks and Concentrations

The Company's products are concentrated in the telecommunications equipment industry, which is highly competitive and rapidly changing. Revenue from the Company's products is concentrated with a relatively limited number of customers. One customer accounted for 64%, 79% and 49% of revenue in fiscal 2007, 2006 and 2005, respectively. The second largest customer in fiscal 2007 and 2006, an international customer, accounted for 14% and 3% of net revenue, respectively. The second largest customer in fiscal 2005, a domestic carrier, accounted for 37% of net revenue. Net revenue from customers outside the United States, which was primarily denominated in U.S. dollars, was 29%, 13%, and 9% in fiscal 2007, 2006 and 2005, respectively. The Company's gross accounts receivable were concentrated with two customers at April 30, 2007 (representing 34% and 27% of receivables) and April 30, 2006 (representing 48% and 23% of receivables). The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based on the expected collectibility of accounts receivable.

A significant component of one of the Company's products is purchased from a sole supplier. If the Company were unable to obtain the component at prices reasonable to the Company, it would experience delays in redesigning the product to function with a component from an alternative supplier. The Company relies on one manufacturer for the assembly of the majority of the Company's products. The Company may experience delays if it were to shift production to an alternative supplier.

Income Taxes

Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized. Currently, no valuation allowance is recorded against any of the deferred tax assets. The Company regularly examines factors that would create an issue with respect to the realization of such deferred tax assets (e.g. limitation to net operating loss and research credit utilization as a result of changes of ownership pursuant to Internal Revenue Code Section 382).

Foreign Currency Translation

The functional currency of all of the Company's current foreign subsidiaries is the U.S. dollar. Translation adjustments resulting from remeasuring the foreign currency denominated financial statements of subsidiaries into the U.S. dollar are included in operations. Gains or losses resulting from transactions denominated in currency other than the functional currency are recorded in net income (loss).

Comprehensive Income (Loss)

Comprehensive income (loss) for fiscal 2007, 2006 and 2005 was $5,321,000, ($840,000), and $71,097,000 and included the impact of unrealized gains and losses on available for sale investment securities, net of tax.

Computation of Income (Loss) per Share

Basic net income (loss) per share is calculated based on the weighted average number of shares of common stock outstanding during the period less shares subject to repurchase, which are considered contingently issuable shares. Diluted net income per share is calculated based on the weighted average

number of shares of common stock and potentially dilutive securities outstanding, including the dilutive effect of stock options, using the treasury stock method, and common stock subject to repurchase. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future services that the Company has not yet recognized, and the amount of tax benefit that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. Also included in diluted shares for the year ended April 30, 2007 is the weighted average effect of the potential conversion to common stock of $4.0 million of convertible notes issued as part of the Jasomi Networks, Inc. ("Jasomi") acquisition. These notes either mature or convert into the Company's common stock at the election of the holder. At April, 2007, the notes potentially convert to a maximum of 447,000 shares of common stock (See also Note 5). Diluted loss per share for the year ended April 30, 2006 is calculated excluding the effects of all potentially dilutive securities, as their effect would be anti-dilutive.

A reconciliation of the numerator and denominator used in the calculation of the historical basic and diluted net income (loss) per share follows (in thousands, except per share amounts):

	Years Ended April 30,		
	2007	2006	2005
Historical net income (loss):			
Income (loss) from continuing operations	$ 5,318	$ (1,409)	$70,901
Income (loss) from discontinued operations	—	526	204
Net income (loss)	$ 5,318	$ (883)	$71,105
Basic income (loss) per share:			
Weighted average shares of common stock outstanding	32,579	32,121	33,410
Less stock subject to repurchase	—	(2)	(2)
Shares used in calculation of basic per share	32,579	32,119	33,408
Income (loss) from continuing operations	$ 0.16	$ (0.04)	$ 2.12
Income from discontinued operations	—	0.01	0.01
Net income (loss) per share	$ 0.16	$ (0.03)	$ 2.13
Diluted income (loss) per share:			
Shares used in calculation of basic per share	32,579	32,117	33,408
Shares subject to repurchase	—	2	2
Dilutive effect of stock plans	994	—	1,730
Dilutive effect of convertible debentures	447	—	—
Shares used in calculation of diluted per share	34,020	32,119	35,140
Income (loss) from continuing operations	$ 0.16	$ (0.04)	$ 2.02
Income from discontinued operations	—	0.01	—
Net income (loss) per share	$ 0.16	$ (0.03)	$ 2.02

The computation of diluted net income (loss) per share excluded the following number of shares underlying options, as their effect was anti-dilutive: 3,752,000 shares in fiscal 2007, 1,521,000 shares in fiscal 2006, and 179,000 shares in fiscal 2005. Included in the fiscal 2006 anti-dilutive shares are the weighted average effects of the potential conversion to common stock of $7.0 million of convertible notes issued as part of the Jasomi acquisition that either mature or convert into Ditech common stock at the election of the holder. As of April 30, 2006, the notes potentially converted into a maximum of 782,139 shares of common stock (See also Note 5).

Accounting for Stock-Based Compensation

On May 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, ("SFAS 123R") which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors including employee stock options, restricted stock, restricted stock units ("RSUs") and employee stock purchases under the Company's Employee Stock Purchase Plan based on estimated fair values. SFAS 123R supersedes the previous accounting under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123R. The Company has applied the provisions of SAB 107 in conjunction with its adoption of SFAS 123R.

The Company adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of May 1, 2006, the first day of the Company's fiscal year 2007. The Company's Consolidated Financial Statements as of and for the year ended April 30, 2007 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for periods prior to fiscal 2007 have not been restated to reflect, and do not include, the impact of SFAS 123R.

SFAS 123R requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock based awards under SFAS 123R, consistent with that used for pro forma disclosures under SFAS 123. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations.

Stock-based compensation expense recognized in the Company's consolidated statement of operations for the year ended April, 2007 included compensation expense for stock-based payment awards granted prior to, but not yet vested as of, April 30, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123 and compensation expense for the stock-based payment awards granted subsequent to April 30, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In conjunction with the adoption of SFAS 123R, the Company changed its accounting policy of attributing the fair value of stock-based compensation to expense from the accelerated multiple-option approach, to the straight-line single-option approach. Compensation expense for all stock-based payment awards expected to vest that were granted on or prior to April 30, 2006 will continue to be recognized using the accelerated attribution method. Compensation expense for all stock-based payment awards expected to vest that were granted or modified subsequent to April 30, 2006 is recognized on a straight-line basis. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred.

Prior to the adoption of SFAS 123R, the Company accounted for grants of equity instruments to employees using the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and complied with the disclosure provisions of SFAS 123. Accordingly, compensation cost for stock options recorded in the Company's consolidated statement of operations was measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee was required to pay to acquire the stock and was recognized over the vesting period of the related shares. The Company recorded $3.2 million of deferred stock-based compensation expense associated with unvested stock options assumed as part of the Company's acquisition of Jasomi and a restricted stock plan offered to former Jasomi employees hired by

the Company. In fiscal 2006, the Company recorded $875,000 of stock-based compensation expense related to the assumed unvested stock options and restricted stock plan.

As a result of adopting SFAS 123R, stock-based compensation expense recognized during the year ended April, 2007 totaled approximately $6.2 million ($3.9 million net of taxes), or approximately a $0.12 per share decrease to basic and diluted net income per common share, and consisted of stock option, restricted stock unit and restricted stock expense. A contra-equity balance of $2.1 million in "Deferred stock compensation" on the Consolidated Balance Sheet was reversed, upon the adoption of SFAS 123R, to "Additional paid-in capital" as of May 1, 2006.

Prior to the adoption of SFAS 123R, the Company presented all tax benefits of deductions resulting from the exercise of stock options as an operating cash flow, in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-15, *Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option*. SFAS 123R requires the Company to reflect the tax savings resulting from tax deductions in excess of expense reflected in its financial statements as a financing cash flow.

If the Company had applied the fair value recognition provisions of SFAS 123, the Company's net income (loss) for the years ended April 30, 2006 and 2005 would have been adjusted to the pro forma amounts indicated in the following table (in thousands, except per share amounts):

	April 30,	
	2006	2005
Net income (loss) as reported	$ (883)	$71,105
Add: Stock-based compensation expense included in reported net income (loss), net of applicable tax effects	518	—
Deduct: Stock-based compensation determined under the fair value method for all stock awards, net of applicable taxes	(5,640)	(8,089)
Pro forma net income (loss)	$(6,005)	$63,016
Basic net income (loss) per share:		
As reported	$ (0.03)	$ 2.13
Pro forma	$ (0.19)	$ 1.89
Diluted net income (loss) per share:		
As reported	$ (0.03)	$ 2.02
Pro forma	$ (0.19)	$ 1.79

In response to a number of derivative complaints filed against it surrounding its stock option practices, the Company, with the assistance of outside counsel, conducted an internal review of the circumstances surrounding the stock option grants identified in the derivative complaints as well as certain of the Company's historical stock option practices. The internal review identified non-material administrative errors of approximately $1.0 million in stock-based compensation expense in a few stock option awards which, due to the administrative errors, were incorrectly recorded in our financial statements. The internal review uncovered no evidence of intentional misconduct. The stock compensation expense was determined based on the difference in the intrinsic value per option on the new measurement date versus on the original measurement date (determined by the difference of the option price and the closing price per share) multiplied by the number of shares underlying the options.

As a result of revising the accounting measurement date for these stock option grants, the Company identified errors which aggregated approximately $1.0 million, related to stock-based compensation expenses incurred in fiscal year 2000 through fiscal year 2003. The impact of these errors, net of tax, was to

decrease net income or increase net loss by $74,000, $255,000, $563,000 and $152,000 for fiscal year 2000 through fiscal year 2003, respectively. While these errors were not material to any previously filed financial statements, the Company concluded that correcting the aggregate error of approximately $1.0 million would be material to its consolidated statement of operations for fiscal 2007, and accordingly, prior period accumulated deficit and additional paid-in-capital balances have been restated to record the cumulative non-cash stock-based compensation expense in this Form 10-K. Additional paid-in-capital and accumulated deficit were adjusted as of April 30, 2004, 2005 and 2006 as follows (in thousands):

	April 30, 2004		April 30, 2005		April 30, 2006	
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
Additional paid-in-capital...	$ 281,190	$ 282,234	$287,036	$288,080	$291,329	$292,373
Accumulated deficit........	$(145,785)	$(146,829)	$ (89,757)	$ (90,081)	$ (90,640)	$ (91,684)

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.*" Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company has started the review process and is planning to adopt in the first quarter of fiscal 2008. The Company is currently evaluating whether the adoption of Interpretation 48 will have a material effect on its overall results of operations or financial position.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework and guidance regarding the methods for measuring fair value, and expands related disclosures about those measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact that SFAS 157 will have on its results of operations and financial position.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment to FAS 115* ("SFAS 159"). SFAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value in situations in which they are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact that SFAS 159 will have on its results of operations and financial position.

3. BALANCE SHEET ACCOUNTS

Inventories: Inventories comprised (in thousands):

	April 30,	
	2007	2006
Raw Materials	$ 3,104	$2,125
Finished Goods	10,249	6,193
Total	$13,353	$8,318

In fiscal 2007 and 2006, the Company sold $337,000 and $634,000, respectively, of previously written-down inventory at approximately net book values.

Investments: The following table summarizes the Company's investments as of April 30, 2007 (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate notes	$ 86,490	$—	$—	$ 86,490
Asset backed securities	13,975	—	—	$ 13,975
Total	$100,465	$—	$—	$100,465

The following table summarizes the Company's investments as of April 30, 2006 (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate notes	$ 75,903	$—	$ (3)	$ 75,900
Asset backed securities	24,425	—	—	24,425
Total	$100,328	$—	$ (3)	$100,325

Included in corporate notes and asset backed securities are $39.8 million and $72.4 million of auction rate securities at April 30, 2007 and 2006, respectively. For the years ended April 30, 2007, 2006 and 2005, no gains or losses were realized on the sale of short-term and long-term investments as the Company has not sold investments prior to their maturity dates. As of April 30, 2007 and 2006, net unrealized holding losses of $0 and $3,000 were included in accumulated other comprehensive income (loss) in the accompanying Consolidated Balance Sheets, net of any related tax effect.

As of April 30, 2007 and 2006, all investments had maturities of less than one year. Auction rate securities are included in the less than one year category as they are intended to meet the short-term working capital needs of the Company and the Company can sell or roll them over on 28 or 35 day auction cycles.

Property and Equipment: Property and equipment comprised (in thousands):

	April 30,	
	2007	2006
Furniture and fixtures	$ 1,904	$ 1,659
Equipment	14,223	12,570
Leasehold improvements	1,634	1,375
Computer software	4,828	3,435
	22,589	19,039
Less: accumulated depreciation and amortization	(16,808)	(14,299)
Total	$ 5,781	$ 4,740

Accrued Expenses: Accrued expenses comprised (in thousands):

	April 30,	
	2007	2006
Accrued employee related	$4,837	$4,303
Accrued warranty	754	1,157
Other accrued expenses	1,557	1,630
Total	$7,148	$7,090

Warranties. The Company provides for future warranty costs upon shipment of its products. The specific terms and conditions of those warranties may vary depending on the product sold, the customer and the country in which it does business. However, the Company's hardware warranties generally start from the shipment date and continue for a period of two to five years while the software warranty is generally ninety days to one year. As part of the sale of the Company's optical business to JDS Uniphase ("JDSU"), see Note 4, the Company retained its warranty obligations for optical products sold by the Company prior to July 16, 2003. However, as part of the agreement reached in June 2006 between JDSU and the Company, JDSU released the Company of its remaining warranty obligations. Consequently, the Company reversed approximately $514,000 of its warranty liability in the fourth quarter of fiscal 2006.

Because the Company's products are manufactured to a standardized specification and products are internally tested to these specifications prior to shipment, the Company historically has experienced minimal warranty costs. Factors that affect the Company's warranty liability include the number of installed units, historical experience and management's judgment regarding anticipated rates of warranty claims and cost per claim. The Company assesses the adequacy of its recorded warranty liabilities every quarter and makes adjustments to the liability, if necessary. In fiscal 2007, the Company reversed approximately $395,000 due to the favorable resolution of a potential recall of a defective component in one of the Company's older products sold to a past customer.

Changes in the warranty liability, which is included as a component of "Accrued expenses" on the Consolidated Balance Sheet, were as follows (in thousands):

	Year ended April 30,	
	2007	2006
Balance as of the beginning of the fiscal period	$1,157	$2,010
Provision for warranties issued during the fiscal period	103	124
Warranty costs incurred during the fiscal period	(111)	(363)
Other adjustments to the liability (including changes in estimates for pre-existing warranties) during fiscal period	(395)	(614)
Balance as of the end of the fiscal period	$ 754	$1,157

Guarantees and Indemnifications. As is customary in the Company's industry, and as required by law in the U.S. and certain other jurisdictions, certain of the Company's contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of the Company's products. From time to time, the Company indemnifies customers against combinations of losses, expenses, or liabilities arising from various trigger events related to the sale and the use of the Company's products and services. In addition, from time to time the Company also provides protection to customers against claims related to undiscovered liabilities, additional product liability or environmental obligations. In the Company's experience, claims made under such indemnifications are rare.

As permitted or required under Delaware law and to the maximum extent allowable under that law, the Company has certain obligations to indemnify its current and former officers and directors for certain events or occurrences while the officer or director is, or was serving at the Company's request in such capacity. These indemnification obligations are valid as long as the director or officer acted in good faith and in a manner that a person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The maximum potential amount of future payments the Company could be required to make under these indemnification obligations is unlimited; however, the Company has a director and officer insurance policy that limits the Company's exposure and enables the Company to

recover a portion of any future amounts paid. As a result of the Company's insurance policy coverage, the Company believes the estimated fair value of these indemnification obligations is minimal.

4. DISCONTINUED OPERATIONS

On July 16, 2003, the Company completed the primary step in the planned exit of its optical communications business through the sale of a large portion of the assets of its optical communications business to JDSU, pursuant to an Asset Purchase Agreement (the "Purchase Agreement"). The assets sold consisted primarily of inventory, certain specified optical-related equipment and intellectual property rights, which were sold for an aggregate purchase price of up to approximately $6.5 million in cash, of which (i) approximately $1.4 million was paid to the Company at closing, (ii) $225,000 was to be paid to the Company one year from the closing (subject to reduction in the event any successful indemnification claims were made against the Company), and (iii) up to an additional $4.9 million was to be paid to the Company, which was comprised of up to $900,000 based on the level of inventory consumed by JDSU, and up to $4.0 million based on revenues generated by the optical business acquired by JDSU through June 30, 2005, if any. Additionally, JDSU had the right to require the Company to reimburse JDSU for any purchased but unused inventory at June 30, 2004, up to $2.0 million, which right expired as of July 31, 2004. JDSU also was provided indemnification rights in connection with the performance of certain warranty obligations relating to optical products that were sold by the Company on or prior to July 16, 2003.

During fiscal 2004, the Company recognized $855,000 associated with the level of revenue generated by JDSU since the close of the sale and a $144,000 tax benefit associated with the year-to-date loss from disposal, which benefit offset the domestic tax provision recognized from continuing operations. The incremental sales proceeds and the tax benefit were offset by incremental loss accruals associated with closure of the Company's international optical operations and an estimated loss provision associated with its indemnification of inventory purchased by JDSU which aggregated $1.1 million. The net effect of these items was reported as an incremental net loss on disposal of discontinued operations in the Consolidated Statement of Operations.

The gain (loss) on disposition in fiscal 2005 was due to adjustments needed to reflect actual costs incurred and included an $110,000 income tax benefit related to the reversal of a valuation reserve on deferred tax assets.

In June 2006, the Company came to a mutual settlement and release with JDSU whereby JDSU paid Ditech $718,000. The Company had recorded receivables of $534,000 such that the net gain from the settlement was $184,000. As part of the settlement, JDSU additionally released the Company from its warranty obligation, which resulted in the release of $514,000 of its warranty liability. In addition, in June 2006, the Company completed the closure of its international optical operations and, as a result, reversed its remaining $189,000 of reserves related to the closure. Net of $361,000 of tax expense, the transactions resulted in a $526,000 gain from disposal of the Company's discontinued operations.

Subsequent to the sale to JDSU, the Company aggressively pursued the disposition, through sale, sublease or abandonment, of assets not included in the Purchase Agreement and the facility leases for the Company's Australian and United Kingdom optical research facilities. As of April 30, 2006, the Company had disposed of all optical assets not acquired by JDSU and had negotiated out of the leases for the Australian and United Kingdom optical research facilities. As a result of exiting the optical business, the Company's Consolidated Statements of Operations reflect the optical business as a discontinued operation for all periods presented.

The following table shows the components of the gain from the disposal of the Company's discontinued operations (in thousands):

	Year ended April 30,		
	2007	2006	2005
Proceeds from sale	$—	$ 184	$ (55)
Less: Net book value of assets sold	—	—	—
Transaction costs	—	—	(68)
Gain on sale	—	184	13
Costs to exit remainder of optical business	—	(703)	(81)
Income from disposition	—	887	94
Income tax expense (benefit)	—	361	(110)
Net income (loss) from disposition	$—	$ 526	$ 204

The income from disposition in fiscal 2006, as described above, was due to (1) reaching a final mutual settlement and release with JDSU in June 2006 whereby JDSU paid the Company $718,000 and released it from its warranty obligation and (2) completing the closure its international optical operations. The income from disposition in fiscal 2005 was due to adjustments needed to reflect actual costs incurred and included an $110,000 income tax benefit related to the reversal of a valuation reserve on deferred tax assets.

As of April 30, 2006, the Company has resolved all contingencies related to closing the optical business.

5. BUSINESS COMBINATION

On June 30, 2005, the Company acquired privately-held Jasomi. Jasomi developed and sold session border controllers, which enables VoIP calls to traverse the network address translation (NAT) and protects networks from external attacks by admitting only authorized sessions, ensuring that reliable VoIP service can be provided to them. The combination of Ditech's Packet Voice Processor and Jasomi's session border control technology may enable Ditech to provide a comprehensive solution to VoIP carriers' border service needs.

The acquisition consideration paid totaled $14.8 million and included a cash payment of $10.4 million that was paid at closing, an additional $2.0 million in cash that was placed in escrow, with the remainder consisting of the assumption of vested stock options, acquisition costs and net liabilities assumed. The escrowed cash shall be available to satisfy any claims for indemnification that Ditech may make for certain breaches of representations, warranties and covenants set forth in the acquisition agreements and any remaining and available amount in such escrow shall be distributed to the former Jasomi stockholders two years from the acquisition date. In addition, further acquisition consideration not yet recorded included $7.0 million in non-transferable convertible notes, divided into two tranches with principal amounts of $3.0 million and $4.0 million, respectively. The $3.0 million first tranche of notes were to either mature or convert into Ditech common stock on the date one year or, at the election of the holder, two years from the closing date, and were contingent on the retention of a specified number of designated employees. As of the deadline in June 2006, no holder elected to extend or convert the $3.0 million first tranche of notes and Ditech had not made any indemnification claims, nor have a sufficient number of designated employees left the employment of Ditech to cause a reduction in the principal amounts of the notes. Consequently, the full $3.0 million of the first tranche of notes, plus interest at 5%, was paid in the first quarter of fiscal 2007, upon surrender of the notes. The $4.0 million second tranche of notes either mature or convert into Ditech common stock at the election of the holder two years from the closing date. The notes bear an interest rate of 5%, payable on maturity or conversion, and are convertible at $9.84 per

share. The payment of the full $4.0 million principal amount of the convertible notes is contingent on the retention of a specified number of designated employees. In accordance with Statement of Financial Accounting Standards No. 141 (SFAS 141), the Company did not record the $7.0 million as acquisition consideration as, at the closing date of the acquisition, the Company believed the retention of the designated employees was not assured beyond a reasonable doubt. At the time the contingencies are satisfied and the notes are paid or converted to Ditech common stock, the Company will record the amounts due to the former non-employee Jasomi stockholders, if any, as goodwill. The portion of the notes that have been issued to employee-stockholders, totaling $947,000, is being amortized as compensation expense over the remaining life of each note. In fiscal 2007 and 2006 , the Company recorded $364,000 and $604,000, respectively, of compensation expense related to the notes. The accrued compensation is included in accrued expenses as of April 30, 2007.

Ditech also (1) assumed Jasomi unvested stock options outstanding on the date of the closing, which converted into options to buy 112,343 shares of the Company's common stock, and (2) issued to Jasomi employees restricted stock and restricted stock units for an aggregate of 393,212 shares of the Company's common stock. The intrinsic value of the unvested options assumed and restricted shares granted to Jasomi employees were initially recorded as deferred stock-based compensation and were being amortized as compensation expense over the remaining respective vesting periods. Upon adoption of SFAS 123R on May 1, 2006, the unamortized deferred compensation balance was reversed against additional paid-in capital. The restricted stock has a three year vesting schedule while the unvested options assumed typically have a ten year term and a four year vesting period.

The 78,768 vested stock options assumed, at an intrinsic value of $483,000, have been recorded as part of the purchase consideration.

The Company allocated the purchase price to in-process research and development ("in-process R&D"), goodwill and identified intangibles through established valuation techniques in the high-technology communications equipment industry. In-process R&D was expensed at the time of the acquisition because technological feasibility was not established and no future alternative use existed.

In valuing in-process R&D, cash flow projections were based on estimates from Ditech and Jasomi management and from various public, financial and industry sources. The Company expected net revenue to grow through calendar 2008 and decline thereafter based on the rate of technology changes in the industry, product life cycles and various projects' stages of development. The Company estimated cost of goods sold and operating expenses, including research and development expenses and selling, general and administrative expenses, as a percentage of revenue based on historical averages and forward-looking projections. The Company also included in the projections estimated costs to bring projects to technological feasibility and costs associated with activities undertaken to correct errors or keep products updated (also referred to as "maintenance" research and development). The Company based tax expense on statutory Federal and California tax rates.

The Company based the percentage of completion of in-process projects on an averaging of (1) expenses incurred to-date compared to the total estimated development costs for each project, (2) time incurred to-date and remaining time to complete each project and (3) milestone-based percent complete estimates. The in-process projects pertained to general enhancements to PeerPoint software, combining of NAT and Peering capability, increasing throughput capability, enhancing the interface and developing a Denial of Service module. The average percentage complete for the in-process projects was 56% as of the date of the acquisition. At the time of the acquisition, it was estimated that these development efforts would be completed in nine months at an estimated cost of approximately $740,000. As of April 30, 2007, the remaining estimated cost to complete the project was approximately $400,000, primarily due to other projects taking higher priority in fiscal 2007 resulting in most of the development related to the last element of the in-process projects slipping into fiscal 2008, primarily because the project to increase

throughput capacity was to be part of an integrated PeerPoint and Packet Voice Processor solution instead of a stand-alone solution as originally planned.

The 30% cost of capital used to discount estimated cash flows reflects the estimated time to complete the projects and the level of risk involved.

The preliminary consideration paid for Jasomi was comprised of (in thousands):

Cash	$12,449
Vested options assumed	483
Acquisition costs	706
Net liabilities assumed	1,175
Total consideration	$14,813

The preliminary purchase price of Jasomi was allocated as follows (in thousands):

In-process research and development	$ 700
Other intangible assets consisting of:	
Core technology	2,900
Customer relationships	1,100
Trade name and trademarks	200
Goodwill	9,913
Total purchase price	$14,813

The consideration paid and purchase price noted above are preliminary due to the $7.0 million of convertible notes that were initially excluded from the purchase price. Upon payment of the $3.0 million first tranche of the note in the first quarter of fiscal 2007, an additional $2.7 million was added to goodwill.

Goodwill originating from the Jasomi acquisition will not be amortized. Purchased intangible assets are being amortized on a straight-line basis over a period of four to five years.

In fiscal 2006, the Company recorded $875,000 of compensation expense related to assumed unvested stock options and the restricted stock plan.

Since July 1, 2005, the results of operations of Jasomi have been included in the Company's consolidated statements of operations. Pro forma results of operations have not been presented, as the effect of this acquisition was not material to the financial statements for all periods presented.

6. GOODWILL AND PURCHASED INTANGIBLES

The carrying value of intangible assets acquired in the Jasomi business combination is as follows (in thousands):

	Fiscal 2007			
	Gross Value	Accumulated Amortization	Impairment	Net Value
Purchased Intangible Assets				
Core technology	$ 2,900	$(1,330)	$—	$ 1,570
Customer relationships	1,100	(403)	—	697
Trade name and trademarks	200	(73)	—	127
Goodwill	12,637	—	—	12,637
Total	$16,837	$(1,806)	$—	$15,031

	Fiscal 2006			
	Gross Value	Accumulated Amortization	Impairment	Net Value
Purchased Intangible Assets				
Core technology	$ 2,900	$(605)	$—	$ 2,295
Customer relationships	1,100	(183)	—	917
Trade name and trademarks	200	(33)	—	167
Goodwill	9,913	—	—	9,913
Total	$14,113	$(821)	$—	$13,292

In fiscal 2007 and 2006, the Company recorded $985,000 and $821,000, respectively, of amortization of Jasomi acquisition-related intangible assets.

Estimated future amortization expense of purchased intangible assets as of April 30, 2007 is as follows:

	Years ended April 30,
2008	$ 985
2009	985
2010	381
2011	43
2012 and thereafter	—
	$2,394

Other intangible assets included as a component of Other Assets, comprised (in thousands):

	Fiscal 2007			Fiscal 2006		
	Gross Value	Accumulated Amortization	Net Value	Gross Value	Accumulated Amortization	Net Value
Software licenses	$3,359	$(3,287)	$72	$3,239	$(3,219)	$20

Amortization expense related to software licenses was $287,000, $761,000, and $838,000, respectively, in fiscal 2007, 2006 and 2005.

The $72,000 remaining book value of software licenses is expected to be amortized in fiscal 2008.

7. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its principal office facilities in Mountain View, California under a non-cancelable operating lease expiring on July 31, 2011. As part of the extension of the Mountain View, California lease term in September 2005, the landlord provided $442,000 for tenant improvements. This was recorded in accrued expenses and is being amortized over the remaining term of the lease as a reduction in rent expense. The Company is responsible for taxes, insurance and maintenance expenses related to the leased facilities. The Company additionally has leased office space in Calgary, Canada under an operating lease expiring on January 31, 2011. The Company also has operating leases on other offices and certain office equipment.

At April 30, 2007, future minimum payments under the leases are as follows (in thousands):

	Years ended April 30, 2007
2008	$1,091
2009	1,112
2010	1,163
2011	1,173
2012	276
Thereafter	—
	$4,815

Rent expense under all leases for the years ended April 30, 2007, 2006 and 2005, was $1,511,000 $1,610,000, and $2,268,000, respectively.

Credit Facility

Effective September 2006, the Company renewed its $2.0 million operating line of credit agreement with its bank. The renewed line of credit expires on July 31, 2007. Advances under the line bear interest at the rate of prime plus 0.25%. The renewed line of credit carries the same basic terms as the original line of credit and financial covenants related to minimum effective tangible net worth and cash and cash equivalent and short-term investment balances. As of April 30, 2007, the Company had no borrowings outstanding under the line of credit.

Legal Proceedings

Beginning on June 14, 2005, several purported class action lawsuits were filed in the United States District Court for the Northern District of California, purportedly on behalf of a class of investors who purchased Ditech's stock between August 25, 2004 and May 26, 2005. The complaints allege claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 against Ditech and its Chief Executive Officer and Chief Financial Officer in connection with alleged misrepresentations concerning VQA orders and the potential effect on Ditech of the merger between Sprint and Nextel. All of the lawsuits were consolidated into a single action entitled *In re Ditech Communications Corp. Securities Litigation,* No. C 05-02406-JSW, and a consolidated amended complaint was filed on February 2, 2006. The defendants moved to dismiss the complaint, and by order dated August 10, 2006, the court granted the defendants' motion and dismissed the complaint with leave to amend. Defendants filed their Second Amended Complaint on September 11, 2006. Defendants again moved to dismiss, and by order dated March 22, 2007, the court dismissed the Second Amended Complaint with leave to amend. Plaintiffs filed their Third Amended Complaint on April 23, 2007. On May 14, 2007, Defendant again moved to dismiss. This latest motion has been set for a hearing on August 19, 2007. This matter is at an early stage; no discovery has taken place and no trial date has been set.

On June 20, 2005, the first of two shareholder derivative complaints was filed in the California Superior Court for the County of Santa Clara. Both complaints were purportedly brought derivatively by shareholders on behalf of Ditech against several executives of Ditech and all members of its board of directors, and named Ditech as a nominal defendant. The plaintiffs alleged that the defendants breached their fiduciary duties to Ditech in connection with alleged misrepresentations concerning VQA orders and the potential effect on Ditech of the merger between Sprint and Nextel, that certain of the defendants improperly sold Ditech stock while in possession of material nonpublic information, and that the defendants were liable to Ditech for damages as a result thereof. Both lawsuits were consolidated into a single action entitled *In re Ditech Communications Corp. Derivative Litigation,* No. 105-CV-043429. The defendants filed a demurrer to the consolidated complaint, which was granted by the court with leave to

amend. The plaintiffs elected not to amend the complaint, and voluntarily dismissed the action without prejudice on February 14, 2006.

On August 23, 2006, August 25, 2006, and November 3, 2006, three actions were filed in United States District Court for the Northern District of California (Case Nos. C06-05157, C06-05242, and C06-6877) purportedly as derivative actions on behalf of the Company against certain of the Company's current and former officers and directors alleging that between 1999 and 2001 certain stock option grants were backdated; that these options were not properly accounted for; and that as a result false and misleading financial statements were filed. These three actions have been consolidated under case number C06-05157. On December 1, 2006, a fourth derivative complaint making similar allegations against many of the same defendants was filed in California Superior Court for the County of Santa Clara (Case No.106-CV-075695). On April 19, 2007, the California Superior Court granted the Company's motion to stay the state court action pending the outcome of the federal consolidated actions.

The defendants named in the derivative actions are Timothy Montgomery, Gregory Avis, Edwin Harper, William Hasler, Andrei Manoliu, David Sugishita, William Tamblyn, Caglan Aras, Toni Bellin, Robert DeVincenzi, James Grady, Lee House, Serge Stepanoff, Gary Testa, Lowell Trangsrud, Kenneth Jones, Pong Lim, Glenda Dubsky, Ian Wright, and Peter Chung. These derivative complaints raise claims under Section 10(b) and 10b-5 of the Securities Exchange Act, Section 14(a) of the Securities Act, and California Corporations Code Section 25403, as well as common law claims for breach of fiduciary duty, unjust enrichment, waste of corporate assets, gross mismanagement, constructive fraud, and abuse of control. The plaintiffs seek remedies including money damages, disgorgement of profits, accounting, rescission, and punitive damages. With respect to the consolidated federal actions, the plaintiffs filed an amended consolidated complaint on March 2, 2007, adding new allegations regarding another stock option grant. On April 2, 2007, the Company moved to dismiss the amended complaint based on plaintiffs' failure to make a demand on the board before bringing suit. On the same day, the individual defendants moved to dismiss the amended complaint for failure to state a claim. On June 8, 2007, the Court heard oral argument on both motions. The Court has not yet issued a decision in either motion. These actions are in their preliminary stages; no discovery has taken place and no trial date has been set.

The Company cannot predict the outcome of the lawsuits at this time and has made no provisions for potential losses from these lawsuits.

8. SALE OF ECHO CANCELLATION TECHNOLOGY

On April 16, 2002, the Company sold its echo cancellation and voice enhancement software technology, the associated product licenses and all of the related assets to Texas Instruments for an aggregate price of $26.8 million. In connection with the sale, Ditech received, at no cost, a license from Texas Instruments and Telogy Networks, Inc., a wholly owned subsidiary of Texas Instruments, to use the existing echo cancellation and voice enhancement software and any enhancements in Ditech's products for a period of four years. A value of $3.0 million was assigned to this four year license period, which value was amortized to cost of goods sold over the four year term ending in April 2006. After the initial four-year royalty-free period ending in April 2006, the Company (1) extended the royalty-free period for certain legacy digital signal processors ("DSPs") purchased from TI through December 31, 2007 primarily to support Ditech's remaining warranty obligation for its end-of-life products and (2) negotiated new pricing based on the purchase of DSP bundled with the echo software for the Company's current products.

9. PREFERRED STOCK

Ditech is authorized to issue, from time to time, in one or more series, 5,000,000 shares of preferred stock at a $0.001 par value. The Board of Directors may determine the rights, preferences, privileges and

restrictions granted or imposed upon any series of preferred stock. As of April 30, 2007, no preferred stock was outstanding.

In March 2001, the Company's Board of Directors adopted a Preferred Share Purchase Rights Plan designed to enable Ditech stockholders to realize the full value of their investment and to provide for fair and equal treatment for all Ditech stockholders in the event that an unsolicited attempt is made to acquire Ditech. Under the Plan, stockholders will receive one right to purchase one-thousandth of a share of newly designated Series A Junior Participating Preferred Stock of Ditech at an initial exercise price of $75.00 for each outstanding share of Ditech common stock held at the close of business on April 16, 2001. The rights expire on March 25, 2011.

10. STOCKHOLDERS' EQUITY

Employee Equity Plans

Employee Stock Purchase Plan

In March and April 1999, the Board adopted, and the stockholders approved, the Company's 1999 Employee Stock Purchase Plan (the "Purchase Plan") under which an aggregate of 1,816,666 shares of common stock has been reserved as of April 30, 2007. Employees who participate in the one-year offering period can have up to 15% of their earnings withheld for the purchase of up to a maximum of 700 shares per six-month purchase period pursuant to the Purchase Plan. The amount withheld will then be used to purchase shares of common stock on specified dates determined by the Board. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of the offering or end date of the purchase period. In fiscal 2007, 2006 and 2005, 159,361, 131,665 and 65,602 shares, respectively, were purchased under the Purchase Plan. As of April 30, 2007, 468,357 shares remain available for issuance under the Purchase Plan.

Stock Option and Restricted Stock Plans

The Company's 1997 Stock Option Plan serves as the successor equity incentive program to the Company's 1987 Stock Option Plan and the Supplemental Stock Option Plan (the "Predecessor Plans"). All outstanding stock options under the Predecessor Plans continue to be governed by the terms and conditions of the 1997 Stock Option Plan. The Company reserved 4,000,000 shares of common stock for issuance under the 1997 Stock Option Plan. Under the 1997 Stock Option Plan, the Board of Directors could grant incentive or non-statutory stock options at a price not less than 100% or 85%, respectively, of fair market value of common stock, as determined by the Board of Directors, at grant date.
In November 1998, the Company adopted its 1998 Stock Option Plan and determined not to grant any further options under its 1997 Stock Option Plan. The Company has reserved a total of 4,856,082 shares of common stock for issuance under the 1998 Stock Option Plan, under terms similar to those of the 1997 Stock Option Plan. During fiscal 2000, the Company adopted two non-statutory stock option plans under which a total of 1,350,000 shares were reserved for issuance. The terms of non-statutory options granted under these plans are substantially consistent with non-statutory options granted under the 1997 and 1998 plans. Shares issued through early option exercises are subject to the Company's right of repurchase at the original exercise price. The number of shares subject to repurchase generally decreases by 25% of the option shares one year after the grant date, and thereafter, ratably over 36 months. As of April 30, 2007, no shares were subject to repurchase.

On July 25, 2000, the Company purchased the net assets of Atmosphere Networks, and assumed all outstanding stock options that had been granted under the Atmosphere Networks 1997 Stock Plan (the "Atmosphere Plan"). The option shares under the Atmosphere Plan were converted into 122,236 options to purchase the Company's common stock. The calculation of the conversion of option shares was determined using the approximate fair market values of the Atmosphere Networks and the Company's

common stock prices within a one-week period up to the date of the acquisition. After July 25, 2000, no new options are permitted to be granted under the Atmosphere Plan. The options granted under this plan are substantially consistent with the terms of options granted under the Company's stock option plans.

In August 2000, the Board of Directors adopted the 2000 Non-Qualified Stock Plan. A total of 5,000,000 shares were reserved under this plan as of April 30, 2006. The terms of options granted under this plan are substantially consistent with options granted under the 1997 and 1998 plans. In September 2006, the Board of Directors amended the 2000 Non-Qualified Stock Plan and re-named it the 2006 Equity Incentive Plan, as described below. The 2006 Equity Incentive Plan allows for the grant of other types of equity awards, including restricted stock and restricted stock units.

On June 30, 2005, the Company acquired Jasomi and assumed all outstanding stock options that had been granted under the Jasomi Networks 2001 Stock Plan (the "Jasomi Plan"). The option shares under the Jasomi Plan were converted into 191,111 options to purchase the Company's common stock. The calculation of the conversion of option shares was determined using the approximate fair market values of the Jasomi and the Company's common stock prices within a one-week period up to the date of the acquisition. After June 30, 2005, no new options are permitted to be granted under the Jasomi Plan. The options granted under this plan are substantially consistent with the terms of options granted under the Company's stock option plans.

In connection with the acquisition of Jasomi on June 30, 2005, the Board of Directors adopted the 2005 New Recruit Stock Plan. This plan allows for up to 500,000 shares of restricted stock and restricted stock units to be granted to newly hired employees. The Jasomi Canada employees hired by the Company received shares with a vesting schedule of 1/3 of the shares vesting on the first anniversary of the acquisition date, and the remaining vesting in eight (8) successive equal quarterly installments over the two (2)-year period measured from the first anniversary of the closing date. As of April 30, 2007, 175,861 shares remain available for issuance under the 2005 New Recruit Stock Plan.

In November of 2005 the Board also adopted the 2005 New Recruit Stock Option Plan. A total of 200,000 shares were approved for issuance as non-qualified stock options to new hired employees only. The terms of the plan are substantially consistent with the non-qualified stock options granted under the Company's other stock option plans, except that the plan does not allow the early exercise of stock options. In February of 2006, another 300,000 shares were approved and added to the reserve in connection with the hiring of the new vice president of worldwide sales. As of April 30, 2007, there is a reserve of 500,000 shares under the plan.

In September 2006, the Board of Directors amended the 2000 Non-Qualified Stock Plan and re-named it the 2006 Equity Incentive Plan, reserving an additional 2,000,000 shares. As a result of the increase, a total of 7,000,000 shares have been reserved under this plan as of April 30, 2007. The terms of non-statutory options granted under this plan are substantially consistent with non-statutory options granted under the 2000 plan. However, the new plan allows for the grant of other types of equity awards, including restricted stock and restricted stock units. Restricted stock and restricted stock units generally vest over four years with 25% vesting after the first year and the remaining shares vesting ratably every six months thereafter.

All options under the option plans described above have a ten-year term.

Directors Stock Option Plan

In March 1999, the Company adopted the 1999 Non-Employee Directors' Stock Option Plan. Under this stock option plan an aggregate of 650,000 shares have been reserved as of April 30, 2007. Options granted under the plan have a 5-year term. Currently, one-time initial automatic grants of 35,000 shares each are made upon a director's initial appointment and are subject to annual vesting over a four-year period. Annual automatic grants of 10,000 shares each are made on the date of each annual meeting of stockholders to each incumbent director (provided they have served as a director for at least six months) and are fully vested at the grant date.

Activity under the stock plans referenced above was as follows (in thousands, except life and exercise price amounts):

		Outstanding Options				
	Shares Available For Grant	Number of Shares	Exercise Price	Aggregate Price	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balances, April 30, 2004	2,020	5,724	$ 0.41 - $79.50	$42,456	$ 7.42	
Reservation of shares	1,000					
Options granted	(853)	853	$10.85 - $21.92	12,110	$14.20	
Options exercised	—	(1,534)	$ 0.41 - $18.07	(9,279)	$ 6.05	$20,007
Options forfeited	221	(221)	$ 1.77 - $17.68	(1,304)	$ 5.91	
Options expired	20	(20)	$ 2.85 - $76.00	(586)	$28.31	
Balances, April 30, 2005	2,408	4,802	$ 0.41 - $79.50	43,397	$ 9.04	
Reservation of shares	1,000					
Restricted stock and restricted stock units issued	(369)					
Assumed outstanding options		191	$ 0.36	68	$ 0.36	
Options granted	(2,272)	2,272	$ 6.45 - $10.78	15,844	$ 6.97	
Options exercised	—	(125)	$ 0.36 - $ 8.76	(403)	$ 3.24	$ 608
Options forfeited	119	(130)	$ 0.36 - $17.68	(1,275)	$ 9.79	
Options expired	82	(82)	$ 2.85 - $79.50	(2,532)	$31.09	
Balances, April 30, 2006	968	6,928	$ 0.36 - $76.00	55,099	$ 7.95	
Reservation of shares	2,000					
Restricted stock and restricted stock units issued	(292)					
Restricted stock and restricted stock units forfeited	74					
Options granted	(837)	837	$ 6.62 - $ 8.46	6,211	$ 7.41	
Options exercised	—	(217)	$ 0.36 - $ 8.76	(940)	$ 4.33	$ 791
Options forfeited	258	(258)	$ 0.36 - $18.75	(1,971)	$ 8.55	
Options expired	267	(267)	$ 6.49 - $76.00	(2,936)	$10.08	
Balances, April 30, 2007	2,438	7,023	$ 0.36 - $24.69	55,463	$ 7.90	

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Aggregate Fair Value	Weighted Average Remaining Contractual Term
2007					
Fully vested and expected to vest options	6,509	$7.91	$9,914		6.32
Options vested during the period	4,955	$7.92	$7,776	$26,922	5.62

(1) Shares available for grant include shares from the 2005 New Recruit Stock Plan and the 2006 Equity Incentive Plan that may be issued as either stock options, restricted stock or restricted stock units. Shares issued under the 2006 Equity Incentive Plan as stock bonus awards, stock purchase awards, stock unit awards, or other stock awards in which the issue price is less than the fair market value on

the date of grant of the award count as the issuance of 1.3 shares for each share of common stock issued pursuant to these awards for purposes of the share reserve.

Options outstanding and exercisable at April 30, 2007 (in thousands, except life and exercise price amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Number of Shares	Weighted Average Exercise Price
$ 0.36 - $ 4.13	788	$ 2.50	4.70	766	$ 2.56
$ 4.19 - $ 6.45	154	$ 5.71	6.28	106	$ 5.38
$ 6.49	1,481	$ 6.49	8.10	829	$ 6.49
$ 6.62 - $ 7.22	1,230	$ 7.18	7.03	559	$ 7.16
$ 7.77 - $ 8.56	185	$ 8.31	7.79	63	$ 8.33
$ 8.76	1340	$ 8.76	6.28	1,282	$ 8.76
$ 8.82 - $ 9.59	795	$ 8.98	5.17	529	$ 9.02
$ 9.62 - $13.37	866	$12.15	6.59	661	$12.00
$14.45 - $24.69	183	$17.62	3.99	159	$17.88
$ 0.36 - $24.69	7,022	$ 7.90	6.51	4,954	$ 7.92

Restricted stock and restricted stock units outstanding at April 30, 2007 (in thousands, except life):

	Restricted Stock and Restricted Stock Units Outstanding			
	Number of Shares or Units	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Nonvested restricted stock and restricted stock units, April 30, 2006	369			
Restricted stock and restricted stock units granted	227			
Restricted stock and restricted stock units vested	(191)			
Restricted stock and restricted stock units forfeited	(72)			
Nonvested restricted stock and restricted stock units, April 30, 2007	333			
Fully vested and expected to vest restricted stock and restricted stock units	303	$—	$2,313	2.7
Fully vested restricted stock and restricted stock units currently exercisable	—	—	—	—

For the year ended April 30, 2007, the total intrinsic value of restricted stock and restricted stock units ("RSUs") vested was $1.6 million and the total fair value of shares vested was $1.2 million.

As of April 30, 2007, approximately $6.2 million of total unrecognized compensation cost related to stock options and restricted stock/RSUs is expected to be recognized over a weighted-average period of 1.9 years for options and 2.7 years for restricted stock and restricted stock units.

The key assumptions used in the fair value model and the resulting estimates of weighted-average fair value per share used to record stock-based compensation in fiscal 2007 under SFAS 123R and for proforma disclosures under SFAS 123 in fiscal 2006 and 2005 for options granted and for employee stock purchases under the ESPP during those periods are as follows:

	Years ended April 30,		
	2007	2006	2005
Stock options:			
Dividend yield(1)	—	—	—
Volatility factor(2)	0.69	0.82	0.87
Risk-free interest rate(3)	4.5%	4.1%	3.4%
Expected life (years)(4)	4.9	4.0	4.0
Weighted average fair value of options granted during the period	$4.48	$4.22	$8.84
Employee stock purchase plan:(5)			
Dividend yield(1)	—	—	—
Volatility factor(2)	.46	0.93	0.73
Risk-free interest rate(3)	5.0%	4.5%	2.4%
Expected life (years)(4)	.71	0.50	0.50
Weighted average fair value of employee stock purchases during the period	$2.24	$3.14	$6.39
Restricted stock and restricted stock units:			
Weighted average fair value of restricted stock and RSUs granted during the period	$7.37	$6.49	$ n/a

(1) The Company has no history or expectation of paying dividends on its common stock.

(2) The Company estimates the volatility of its common stock at the date of grant based on the historic volatility of its common stock for a term consistent with the expected life of the awards affected at the time of grant.

(3) The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in affect at the time of grant.

(4) The expected life of stock options granted under the Plans is based on historical exercise patterns, which the Company believes are representative of future behavior. The expected life of grants under the Purchase Plan represents the amount of time remaining in the 12-month offering window.

(5) Assumptions for the Purchase Plan relate to the most recent enrollment period. Enrollment is currently permitted in May and November of each year.

Stock Repurchase Program

In December 2004, the Company's Board of Directors authorized the repurchase of up to $35 million of common stock under a stock repurchase program. The repurchase program was implemented to invest available funds. During fiscal 2005, the Company repurchased and retired 2,516,660 shares of its common stock at an average price of $13.91 per share for an aggregate purchase price of $35 million. Consequently, the Company is not authorized to repurchase additional shares under the stock repurchase program approved in December of 2004.

The aggregate purchase price of the shares of the Company's common stock repurchased was reflected as a reduction to shareholders' equity. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," the Company allocated the purchase price of the repurchased shares as a reduction to retained earnings, common stock and additional paid-in capital.

11. INCOME TAXES

The provisions for income taxes reflected in the statements of operations for the years ended April 30:

	2007	2006	2005
		$s in thousands	
Current:			
Federal	$ 315	$ 4	$ 496
State	119	(1,171)	153
Foreign	4	71	(54)
Total Current	$ 438	$(1,096)	$ 595
Deferred:			
Federal	$2,854	$ 168	$(28,708)
State	93	1,190	(8,097)
Total Deferred	2,947	1,358	(36,805)
Total	$3,385	$ 262	$(36,210)

In fiscal 2005, based on the level of historical taxable income and projections for future taxable income over the periods that the Company's deferred tax assets are deductible, the Company determined that it was more likely than not that certain of its deferred tax assets were expected to be realized and therefore released $51.6 million of valuation allowance. The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of income tax benefits to continuing operations and discontinued operations of $36.7 million and $110,000, respectively, in fiscal 2005. In addition, the Company recognized a credit of $14.8 million to additional paid-in capital for the portion of the deferred tax asset attributable to benefits from the exercise of employee stock options. As of April 30, 2007, 2006 and 2005, the Company had no valuation allowance against its deferred tax assets.

The components of the Company's deferred tax assets and liabilities at April 30 consisted of

	2007	2006
	$s in thousands	
Deferred tax assets (liabilities):		
Uniform capitalization	$ 1,728	$ 1,402
Depreciation	385	300
Inventory reserves	1,341	1,335
Other reserves and accruals	1,474	1,434
Stock-based compensation under SFAS 123R	2,171	—
Purchased technology, goodwill and other intangibles	1,117	677
Tax credits	9,894	8,483
Net operating losses	27,718	35,144
Total deferred tax assets	$45,828	$48,775

As of April 30, 2007, the Company has federal and state tax net operating loss carryforwards of approximately $73.6 million and $36.4 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in fiscal 2016, and the state net operating loss carry forwards will begin to expire in fiscal 2010. As of April 30, 2007, the Company had federal and state tax credit carryforwards of approximately $6.6 million and $4.8 million, respectively.

The Company's effective tax rate differs from the U.S. federal statutory income tax rate for the years ended April 30, principally due to the following:

	2007	2006	2005
Tax Provision (benefit) at federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	6.0	5.7	5.7
Non-deductible in-process R&D and other acquisition related amortization	—	(46.3)	—
Other permanent differences	4.3	(7.1)	—
Correction of California R&D tax credit error	—	(100.3)	—
True-up adjustments to deferred tax assets	—	(11.4)	—
Reversal of reserves associated with California R&D tax credit position	—	101.5	—
Research Credit	(11.1)		
Valuation allowance	—	—	(146.2)
Other	4.7	—	1.9
Effective tax rate	38.9%	(22.9)%	(103.6)%

The tax provision (benefit) for fiscal 2006 resulted in an effective tax rate of (23%). The effective tax rate for the year was adversely affected by non-deductible Jasomi acquisition-related charges, including the Company's inability to deduct for tax purposes (1) in-process R&D related to the acquisition of Jasomi and (2) convertible debenture amortization, and the correction of a $1.1 million error in the balance of a deferred tax asset related to a California R&D tax credit. The error originated in the second quarter of fiscal 2005 at the time the Company released its valuation allowance on deferred tax assets and was corrected in the fourth quarter of fiscal 2006. After conducting a thorough analytical review on materiality, which was brought to the attention of and discussed with the audit committee, management believes that such amounts are not material to previously reported financial statements. Those items were partially offset by the reversal of $1.2 million of reserves on deferred tax assets primarily associated with a California R&D tax credit position under audit by California's Franchise Tax Board. In April 2006, the Company reached an agreement with the Franchise Tax Board regarding its tax credit positions and consequently revised associated reserves. The agreement did not result in the assessment of additional tax.

The Company's income taxes payable for federal, state, and foreign purposes have been reduced by the tax benefits from employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. The net tax benefits from employee stock option transactions were $0.2 million, and $15.6 million for fiscal 2006, and 2005, respectively, and were reflected as an increase to additional paid-in capital in the Consolidated Balance Sheet only for 2006 and 2005. The Company did not record a benefit to the Consolidated Statements of Shareholders' Equity for fiscal 2007 as a result of electing to use FAS 109 ordering with respect to reduction to the current tax provision. Accordingly, the net operating losses carryforward from pre-2007 years were utilized first to offset the current taxes payable prior to the impact of current year tax benefits from employee stock options.

The Company's federal income tax returns are not currently under examination for any year.

12. REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION

The Company currently operates in a single segment, voice quality products.

The Company's revenue from external customers by geographic region, based on shipment destination, was as follows (in thousands):

	2007	2006	2005
		$s in thousands	
USA	S59,806	$47,992	$85,337
Asia Pacific	960	983	2,155
Canada	2,233	2,056	3,292
Latin America	4,905	595	1,345
Middle East/Africa	15,329	1,519	—
Europe	771	1,760	1,926
Total	$84,004	$54,905	$94,055

The Company's long lived assets by geographic region were as follows (in thousands):

	As of April 30,	
	2007	2006
USA	$5,379	$4,320
Canada	395	395
Rest of World	7	25
Total	$5,781	$4,740

13. PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan for all eligible employees. Employees may contribute to the Plan based on statutory limits. Any Company contributions are at the discretion of the Board of Directors. The Company made contributions to the Plan during fiscal 2007, 2006, and 2005, of $68,000, $58,000, and $49,000, respectively.

14. SUPPLEMENTAL CASH FLOW INFORMATION

	Years ended April 30,		
	2007	2006	2005
		$s in thousands	
Operating:			
Interest paid	$—	$ —	$ 6
Income taxes paid	93	191	53

15. SUBSEQUENT EVENTS

On June 13, 2007, the Company's Board of Directors approved the repurchase of approximately $60 million of the Company's shares of common stock The Company does not plan to commence repurchasing the shares until the second quarter of fiscal 2008.

SUPPLEMENTARY FINANCIAL DATA (unaudited)

	Fiscal 2007				Fiscal 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
	(in thousands, except per share data)							
Revenue	$21,619	$21,098	$22,078	$19,209	$10,347	$10,523	$13,995	$20,040
Gross profit	$15,063	$14,283	$14,102	$13,416	$ 7,188	$ 7,354	$ 9,715	$14,280
Income (loss) from continuing operations	$ 1,523	$ 1,071	$ 2,007	$ 717	$ (1,931)	$ (1,392)	$ (67)	$ 1,981
Net income (loss)	$ 1,523	$ 1,071	$ 2,007	$ 717	$ (1,931)	$ (1,392)	$ (67)	$ 2,507
Basic per share data								
Income (loss) from continuing operations	$ 0.05	$ 0.03	$ 0.06	$ 0.02	$ (0.06)	$ (0.04)	$ 0.00	$ 0.06
Net income (loss)	$ 0.05	$ 0.03	$ 0.06	$ 0.02	$ (0.06)	$ (0.04)	$ 0.00	$ 0.08
Diluted per share data								
Income (loss) from continuing operations	$ 0.04	$ 0.03	$ 0.06	$ 0.02	$ (0.06)	$ (0.04)	$ 0.00	$ 0.06
Net income (loss)	$ 0.04	$ 0.03	$ 0.06	$ 0.02	$ (0.06)	$ (0.04)	$ 0.00	$ 0.07

(1) The quarterly data reflects the treatment of the Company's optical business, which was sold in July 2003, as a discontinued operation. See Note 4 of the Notes to the Consolidated Financial Statements.

Item 9—Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A—Controls and Procedures

Limitations of Disclosure Controls and Procedures and Internal Control Over Financial Reporting

It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. For example, controls can be circumvented by a person's individual acts, by collusion of two or more people or by management override of the control. Because a cost-effective control system can only provide reasonable assurance that the objectives of the control system are met, misstatements due to error or fraud may occur and not be detected.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to provide reasonable assurance that that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and

operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of April 30, 2007, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under supervision and with the participation of our management, including Timothy Montgomery, our principal executive officer, and William Tamblyn, our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of April 30, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Our management has concluded that, as of April 30, 2007, our internal control over financial reporting was effective based on these criteria.

Our management's assessment of the effectiveness of our internal control over financial reporting as of April 30, 2007 has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K. PricewaterhouseCoopers LLP has issued an attestation report on management's assessment of our internal control over financial reporting, which is included at the beginning of Item 8 herein.

Changes in Internal Control over Financial Reporting.

During the fourth quarter of 2007, there have been no changes in our internal control over financial reporting that have material affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Item 9B—Other Information

None.

Part III

Item 10—Directors, Executive Officers and Corporate Governance

Directors. Information concerning our Directors, including with respect to procedures by which security holders may recommend nominees to our Board of Directors and with respect to the composition of our Audit Committee, is incorporated herein by reference to the section entitled "Proposal 1—Election of Directors" contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than August 28, 2006 in connection with the solicitation of proxies for the Company's 2007 Annual Meeting of Stockholders (the "Proxy Statement").

Executive Officers. Information concerning our Executive Officers is set forth under the section entitled "Executive Officers of the Registrant" in the Proxy Statement and is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance. Information concerning compliance with Section 16(a) of the Securities Act of 1934 is set forth in the section entitled "Section 16(a) Beneficial

Ownership Reporting Compliance" contained in our Proxy Statement and is incorporated herein by reference.

Code of Business Conduct and Ethics. The information required by this Item with respect to our code of conduct and ethics is incorporated herein by reference from the section captioned "Proposal 1—Election of Directors—Code of Business Conduct and Ethics" contained in the Proxy Statement.

Item 11—Executive Compensation

The information required by this Item is set forth in the Proxy Statement under the captions "Compensation of Directors", "Compensation of Executive Officers", "Compensation Committee Interlocks and Insider Participation" and Compensation Committee Report. Such information is incorporated herein by reference.

Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item with respect to security ownership of beneficial owners and management is set forth in the Proxy Statement under the caption, "Security Ownership of Certain Beneficial Owners and Management." Such information is incorporated herein by reference.

The information required by this Item with respect to securities authorized for issuance under our equity compensation plans is set forth in the Proxy Statement under the caption "Equity Compensation Plan Information." Such information is incorporated herein by reference.

Item 13—Certain Relationships and Related Transactions, and Director Independence

The information required by this Item with respect to beneficial ownership of our common stock is set forth in the Proxy Statement under the heading "Certain Relationships and Related Transactions." Such information is incorporated herein by reference.

The information required by this Item with respect to the independence of our Directors is set forth in the Proxy Statement in the section entitled "Proposal 1—Election of Directors". Such information is incorporated herein by reference.

Item 14—Principal Accountant Fees and Services

The information required by this Item is set forth in the Proxy Statement under the Proposal entitled "Ratification of Selection of Independent Registered Public Accounting Firm." Such information is incorporated herein by reference.

Part IV

Item 15—Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Form 10-K:

(1) **Financial Statements**

Reference is made to the Index to Consolidated Financial Statements of Ditech Networks, Inc. under Item 8 in Part II of this Form 10-K, which is incorporated by reference here.

(2) **Financial Statement Schedule**

Schedule II
Valuation and Qualifying Accounts
(in thousands)

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Year ended April 30, 2005				
Allowance for doubtful accounts(1)	$ 404	$ —	$ (60)	$ 344
Provision for excess and obsolete inventory(2)	$11,523	$1,526	$ (8,562)	$4,487
Valuation allowance on deferred tax assets(3)	$52,229	$3,382	$(55,611)	$ —
Year ended April 30, 2006				
Allowance for doubtful accounts(1)	$ 344	$ 28	$ (66)	$ 306
Provision for excess and obsolete inventory(2)	$ 4,487	$ 98	$ (1,306)	$3,279
Year ended April 30, 2007				
Allowance for doubtful accounts(1)	$ 306	$ 80	$ (13)	$ 373
Provision for excess and obsolete inventory(2)	$ 3,279	$1,143	$ (1,127)	$3,295

(1) There were no deductions in 2007, 2006 or 2005 related to optical receivables.

(2) There were no provisions for optical inventory in fiscal 2007, 2006 or 2005. The fiscal 2007 provision of $1.1 million included $835,000 of field and evaluation unit amortization, which was charged to operating expense. The deductions to the provision for excess and obsolete inventory included $0, $150,000, and $4.7 million of deductions for optical inventory in fiscal 2007, 2006 and 2005, respectively. Approximately $288,000 of fiscal 2007 and $634,000 of fiscal 2006 deductions related to the sale of previously written-down inventory at its carrying value. The large deduction activity in fiscal 2005 related to the scrapping of excess and obsolete optical components primarily for our Titanium optical switch product that was abandoned in fiscal 2003.

(3) Based on the level of historical taxable income and projections for future taxable income over the periods that the Company's deferred tax assets are deductible, the Company determined that it was more likely than not that certain of its deferred tax assets were expected to be realized and therefore released its valuation allowance on deferred tax assets in fiscal 2005.

(3) **Exhibits**

See the Exhibit Index which follows the signature page of this Annual Report on Form 10-K, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DITECH NETWORKS, INC.

July 16, 2007

By: /s/ TIMOTHY K. MONTGOMERY
Timothy K. Montgomery
President, Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ TIMOTHY K. MONTGOMERY Timothy K. Montgomery	President, Chief Executive Officer and Director (principal executive officer)	July 16, 2007
/s/ WILLIAM J. TAMBLYN William J. Tamblyn	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	July 16, 2007
/s/ GREGORY M. AVIS Gregory M. Avis	Director	July 16, 2007
/s/ EDWIN L. HARPER Edwin L. Harper	Chairman of the Board of Directors	July 16, 2007
/s/ WILLIAM A. HASLER William A. Hasler	Director	July 16, 2007
/s/ ANDREI M. MANOLIU, PHD Andrei M. Manoliu, PhD	Director	July 16, 2007
/s/ DAVID M. SUGISHITA David M. Sugishita	Director	July 16, 2007

Exhibit Index

Exhibit	Description of document
2.1(1)	Asset Purchase Agreement, dated as of April 16, 2002, by and between Ditech and Texas Instruments
2.2(2)	Asset Purchase Agreement, dated as of July 16, 2003, by and between Ditech and JDSU.
2.3(29)	Agreement and Plan of Merger, dated as of June 6, 2005, among Ditech, Spitfire Acquisition Corp., Jasomi Networks, Inc., Jasomi Networks (Canada), Inc., Daniel Freedman, Cullen Jennings and Todd Simpson.
3.1(4)	Restated Certificate of Incorporation of Ditech
3.2(28)	Bylaws of Ditech, as amended and restated on March 28, 2002
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2(7)	Specimen Stock Certificate
4.3(6)	Rights Agreement, dated as of March 26, 2001 among Ditech Communications Corporation and Wells Fargo Bank Minnesota, N.A.
4.4(6)	Form of Rights Certificate
10.1(7)	Lease Agreement, dated August 18, 1998, between Ditech and Lincoln-Whitehall Pacific, LLC, as amended January 25, 1999
10.2(7)(8)	1997 Stock Option Plan
10.3(8)(18)	1998 Amended and Restated Stock Option Plan
10.4(8)(15)	1999 Employee Stock Purchase Plan
10.5(8)(24)	1999 Non-Employee Directors' Stock Option Plan, as amended
10.6(7)(8)	Employment Agreement, dated October 3, 1997, as amended September 15, 1998, between Ditech and Timothy Montgomery
10.7(8)(14)	1999 Non-Officer Equity Incentive Plan
10.8(5)(8)	Employment Offer, dated June 19, 2001, between Ditech and Lowell Trangsrud
10.9(8)(11)	Employment Offer, dated as of April 30, 2002, between Ditech and Sandeep Pombra
10.10(12)	Loan and Security Agreement, dated August 7, 2002, by and between Ditech and Comerica Bank-California
10.11(8)(20)	Jasomi Networks, Inc. 2001 Stock Plan
10.12(8)(13)	Employment Letter, dated April 25, 2002 between Ditech and Lee House
10.13(8)	Cash Compensation Arrangements with Executive Officers
10.14(8)	Cash Compensation Arrangements with Non-Employee Directors
10.15(8)(27)	2005 New Recruit Stock Plan
10.16(7)(8)	Form of Indemnity Agreement to be entered between Ditech and each of its current executive officers and directors
10.18(7)	Stock Purchase Agreement, dated as of September 15, 1997 between Ditech and William Hasler
10.19(7)(8)	Form of option agreement under the 1997 Stock Option Plan
10.20(7)(8)	Form of option agreement under the 1998 Stock Option Plan
10.21(9)(10)	Patent License Agreement, dated as of August 13, 1999, between Ditech and Antec Corporation
10.22(8)(21)	2005 New Recruit Stock Option Plan
10.23(8)(26)	Form of Stock Option Agreement under the 2005 New Recruit Stock Option Plan
10.26(3)	Second Lease Amendment, dated February 15, 2000, between Ditech and Middlefield-Bernardo Associates LLC
10.27(25)	Fourth Amendment to Lease Agreement dated July 31, 2005, between Middlefield II LLC and Ditech
10.28(8)(12)	2000 Non-Qualified Stock Option Plan
10.31(1)(9)	Software License Agreement, dated as of April 16, 2002, by and between Ditech and Telogy
10.32(9)(16)	Amendment No. 1 to Telogy Software License between Ditech Communications Corporation and Texas Instruments Incorporated, dated May 21, 2003

Exhibit	Description of document
10.33(17)	First Amendment to Loan and Security Agreement dated August 28, 2003 between Ditech Communications Corporation and Comerica Bank-California
10.34(8)(17)	Employment Agreement, dated September 16, 2003, between Ditech Communications Corporation and Jim H. Grady
10.35(8)(19)	Form of option agreement under the 1999 Non-Employee Directors' Stock Option Plan
10.36(8)(21)	Offer Letter, executed February 4, 2006, between Ditech and Gary Testa
10.37(28)(35)	Amendment No. 2 to TELOGY SOFTWARE LICENSE AGREEMENT between Ditech Communications Corporation and Texas Instruments Incorporated
10.38(8)(30)	2006 Equity Incentive Plan
10.39(8)(31)	Change In Control Severance Benefit Plan
10.40(8)(32)	Form of Stock Option Agreement to be Used for Grants of Stock Options Under the Ditech Networks, Inc. 2006 Equity Incentive Plan
10.41(8)(33)	2006 Equity Incentive Plan Restricted Stock Award Agreement
10.42(8)(33)	2006 Equity Incentive Plan Restricted Stock Unit Award Agreement
10.43(8)(34)	Transition and Retirement Agreement, dated May 8, 2007, between Timothy K. Montgomery and Ditech Networks, Inc.
10.44(8)	Amendment to Relocation Arrangement with Gary Testa, dated May 16, 2007
10.45(8)	Relocation Arrangement with Todd Simpson, dated May 9, 2007
21.1	Subsidiaries of Ditech Networks, Inc.
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated by reference from the exhibit with corresponding number from Ditech's Report on Form 8-K, filed April 30, 2002 (Commission File No. 000-26209).

(2) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed July 30, 2003 (Commission File No. 000-26209).

(3) Incorporated by reference from the exhibit with corresponding number from Ditech's Annual Report on Form 10-K for the fiscal year ended April 30, 2000, filed July 31, 2000 (Commission File No. 000-26209).

(4) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed May 22, 2006 (Commission File No. 000-26209).

(5) Incorporated by reference from the exhibit with corresponding number from Ditech's Annual Report on Form 10-K for the fiscal year ended April 30, 2002, filed July 29, 2002 (Commission File No. 000-26209).

(6) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed March 30, 2001 (Commission File No. 000-26209).

(7) Incorporated by reference from the exhibits with corresponding descriptions from Ditech's Registration Statement (No. 333-75063), declared effective on June 9, 1999.

(8) Management contract or compensatory plan or arrangement.

(9) Confidential treatment has been granted as to a portion of this exhibit. The confidential portion of such exhibit has been omitted and filed separately with the Commission.

(10) Incorporated by reference from the exhibit with the corresponding exhibit number from Ditech's Quarterly Report on Form 10-Q for the quarter ending July 31, 1999 (Commission File No. 000-26209).

(11) Incorporated by reference from the exhibit with the corresponding title from Ditech's Quarterly Report on Form 10-Q for the quarter ending July 31, 2002, filed August 29, 2002 (Commission File No. 000-26209).

(12) Incorporated by reference from the exhibit with the corresponding title from Ditech's Quarterly Report on Form 10-Q for the quarter ending October 31, 2002, filed December 16, 2002 (Commission File No. 000-26209).

(13) Incorporated by reference from the exhibit with the corresponding title from Ditech's Quarterly Report on Form 10-Q for the quarter ending January 31, 2003, filed March 14, 2003 (Commission File No. 000-26209).

(14) Incorporated by reference to the exhibit with the corresponding title from Ditech's Tender Offer Statement on Schedule TO, filed February 19, 2003 (Commission File No. 000-26209).

(15) Incorporated by reference to Appendix B to Ditech's Amendment No. 1 to Proxy Statement (Commission File No. 333-110821), filed August 9, 2006.

(16) Incorporated by reference from the exhibit with the corresponding number from Ditech's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003, filed September 15, 2003 (Commission File No. 000-26209).

(17) Incorporated by reference from the exhibit with the corresponding number from Ditech's Quarterly Report on Form 10-Q for the quarter ended October 31, 2003, filed December 8, 2003 (Commission File No. 000-26209).

(18) Incorporated by reference to the exhibit with the corresponding title from Ditech's Registration Statement on Form S-8 (Commission File No. 333-120278), filed November 8, 2004.

(19) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed September 22, 2004 (Commission File No. 000-26209).

(20) Incorporated by reference to the exhibit with the corresponding title from Ditech's Registration Statement on Form S-8 (Commission File No. 333-126302), filed June 30, 2005.

(21) Incorporated by reference to the exhibit with the corresponding title from Ditech's Current Report on Form 8-K, filed February 9, 2006 (Commission File No. 000-26209).

(22) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed August 1, 2005 (Commission File No. 000-26209).

(23) Incorporated by reference from the exhibits with corresponding titles from Ditech's Current Reports on Form 8-K, filed August 1, 2005 and May 22, 2006 (Commission File No. 000-26209).

(24) Incorporated by reference from such plan filed with Ditech's Proxy Statement filed August 16, 2005 (Commission File No. 000-26209).

(25) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed September 23, 2005 (Commission File No. 000-26209).

(26) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed November 15, 2005 (Commission File No. 000-26209).

(27) Incorporated by reference to the exhibit with the corresponding title from Ditech's Registration Statement on Form S-8 (Commission No. 333-126292), filed June 28, 2005.

(28) Incorporated by reference from the exhibit with corresponding number from Ditech's Annual Report on Form 10-K for the fiscal year ended April 30, 2006, filed July 7, 2006 (Commission File No. 000-26209).

(29) Incorporated by reference from the exhibit with corresponding number from Ditech's Annual Report on Form 10-K for the fiscal year ended April 30, 2005, filed July 14, 2005 (Commission File No. 000-26209).

(30) Incorporated by reference from such plan filed with Ditech's Proxy Statement filed August 2, 2006 (Commission File No. 000-26209).

(31) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed August 22, 2006 (Commission File No. 000-26209).

(32) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed September 21, 2006 (Commission File No. 000-26209).

(33) Incorporated by reference from the exhibit with corresponding title from Ditech's Quarterly Report on Form 10-Q, filed March 12, 2007 (Commission File No. 000-26209).

(34) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed May 10, 2007 (Commission File No. 000-26209).

(35) Confidential treatment has been requested as to a portion of this exhibit. The confidential portion of such exhibit has been omitted and filed separately with the Commission.

Exhibit 21.1

Subsidiaries of Ditech Networks, Inc.

Entity Name	Jurisdiction
Ditech Communications Europe Limited	United Kingdom
Ditech Communications Canada, Inc.	Canada
Ditech India Private Limited	India
Ditech Communications International, Inc.	USA
Jasomi Networks, Inc.	USA

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration File Nos. 333-126302, 333-126192, 333-120278, 333-110821, 333-100107, 333-82624, 333-70224, 333-60882, 333-43178, 333-30044, 333-86311, 333-129983 and 333-133857) of Ditech Networks, Inc. of our report dated July 16, 2007 relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
July 16, 2007

Exhibit 31.1

Certification

I, Timothy K. Montgomery, certify that:

1. I have reviewed this Annual Report on Form 10-K of Ditech Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 16, 2007.

/s/ TIMOTHY K. MONTGOMERY
Timothy K. Montgomery
Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

Certification

I, William J. Tamblyn, certify that:

1. I have reviewed this Annual Report on Form 10-K of Ditech Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 16, 2007

/s/ WILLIAM J. TAMBLYN

William J. Tamblyn

Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350), Timothy K. Montgomery, Chief Executive Officer of Ditech Networks, Inc. (the "Company"), and William J. Tamblyn, the Chief Financial Officer of the Company, each hereby certify that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the period ended April 30, 2007, and to which this Certification is attached as Exhibit 32.1, (the "Periodic Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned have set their hands hereto as of the 9th Day of July, 2007.

/s/ TIMOTHY K. MONTGOMERY
Timothy K. Montgomery
CHIEF EXECUTIVE OFFICER

/s/ WILLIAM J. TAMBLYN
William J. Tamblyn
CHIEF FINANCIAL OFFICER

The foregoing certification is not filed with the Securities and Exchange Commission as part of the Form 10-K or as a separate disclosure document and is not incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespectively of any general incorporation language contained in such filing.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

Amendment No. 1

**ANNUAL REPORT PURSUANT TO SECTION 13
OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended April 30, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From To

COMMISSION FILE NUMBER: 000-26209



DITECH NETWORKS, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	**94-2935531**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

**825 East Middlefield Road
Mountain View, CA 94043
(650) 623-1300**

(Address, Including Zip Code, of Registrant's Principal Executive Offices and Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, $.001 Par Value	The NASDAQ Stock Market, Inc.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information incorporated by reference to Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer. or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $166,858,667 as of October 31, 2006 based upon the closing price on the Nasdaq Global Market reported for such date. Excludes an aggregate of 11,490,126 shares of common stock held by officers and directors and by each person known by the registrant to own 5% or more of the outstanding common stock. Exclusion of shares held by any such person should not be construed to indicate that a determination has been made that such person possesses the power, directly or indirectly, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

The number of shares outstanding of the Registrant's Common Stock as of July 3, 2007 was 33,200,275 shares.

DOCUMENTS INCORPORATED BY REFERENCE

None.

DITECH NETWORKS, INC.

FORM 10-K/A

INDEX

	PAGE
PART III	
Item 10—Directors, Executive Officers and Corporate Governance	1
Item 11—Executive Compensation	5
Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	22
Item 13—Certain Relationships and Related Transactions, and Director Independence	27
Item 14—Principal Accountant Fees and Services	28
SIGNATURES	29

Trademarks:

Ditech and the Fern logo are registered trademarks of Ditech Networks. VQA and PeerPoint are trademarks of Ditech Networks. This Annual Report on Form 10-K also includes trademarks of companies other than Ditech.

DITECH NETWORKS, INC.

EXPLANATORY NOTE

We are filing this amendment to our Annual Report on Form 10-K, originally filed with the Securities and Exchange Commission on July 16, 2007, solely for the purpose of amending and supplementing Part III of the Annual Report on Form 10-K. This amendment changes our Annual Report only by including information required by Part III (Items 10, 11, 12, 13 and 14). In addition, we are also including Exhibits 31.1 and 31.2 required by the filing of this amendment.

PART III

Item 10—Directors, Executive Officers and Corporate Governance

Directors

The Board of Directors presently has five members. The following are our directors' names, ages as of August 16, 2007 and term of office (annual meeting of stockholders at which his term of office expires):

Name	Age	Term of Office
William A. Hasler	65	2007
Gregory M. Avis	48	2008
Edwin L. Harper	62	2008
Andrei M. Manoliu, Ph.D.	55	2009
David M. Sugishita	59	2009

Biographical information relating to our directors is as follows:

William A. Hasler has been a director of Ditech since May 1997. He was the Vice Chairman of Aphton Corporation, a bio-pharmaceutical company and he served as its Co-Chief Executive Officer until February 2004. From August 1991 to July 1998, Mr. Hasler was the Dean of the Haas School of Business at the University of California at Berkeley, and from January 1984 to August 1991, Mr. Hasler served as a Vice Chairman of KPMG Peat Marwick. Mr. Hasler is a director of numerous companies, including Schwab Funds, a financial service company, Solectron Corp., an electronics manufacturing services company (where he also serves as chairman), and Harris Stratex Networks. He received a B.A. from Pomona College and an M.B.A. from Harvard University.

Gregory M. Avis has been a director of Ditech since February 1997. Mr. Avis has served as a Managing Partner of Summit Partners, a venture capital and private equity firm, since 1990 and has been a General Partner since 1987. Mr. Avis also served as a director of IMPAC Medical Systems, a developer and marketer of oncology practice management systems, and several privately held companies. Mr. Avis received a B.A. from Williams College and an M.B.A. from Harvard University.

Edwin L. Harper has been a director at Ditech since December 2002, has served as our Lead Independent Director since November 2003 and has served as our Chairman of the Board since June 2007. He also serves on the Board of Directors of Avocent, Inc., a leading worldwide manufacturer of keyboard, video and mouse switching and connectivity systems for IT Managers in network client/server environments, Verari, Inc., a privately held manufacturer of high performance cluster computers, and MxLogic, Inc., a privately held software firm that provides e-mail security software and managed services. Mr. Harper has over 30 years experience in the high-tech field and has served as President and Chief Executive Officer of several companies, including Colorado Memory Systems, a computer storage company. From August 1999 to June 2001, Mr. Harper served as President and Chief Executive Officer at Manufacturing Technology, Inc., a manufacturer of slicing machine systems. Mr. Harper currently serves as the Chairman and Chief Executive Officer of White Cell Software, Inc., a start up providing end-point

network security software. Mr. Harper also has extensive experience serving on several companies' Board of Directors. From 1993 to May 2002, Mr. Harper served on the Board of Directors of Network Associates, a $1 billion network security and management software company. During part of his tenure on the Network Associates' Board, Mr. Harper served as Chairman. He received a B.S. and an M.S. in electrical engineering from Colorado State University.

Andrei M. Manoliu, Ph.D. has been a director of Ditech since June 2000. He is currently an independent business and financial consultant to emerging growth companies. From September 2000 to October 2001, Dr. Manoliu served as the Chief Executive Officer of Nanomix, Inc., a leading nanoelectronic detection company. From 1982 through March 2000, Dr. Manoliu was an attorney with Cooley Godward LLP, where he was a senior partner prior to his departure. During his tenure at Cooley Godward LLP, he served as outside counsel to Ditech. Dr. Manoliu received a Ph.D. in Solid State Physics from the University of California, Berkeley, and a J.D. from Stanford Law School.

David M. Sugishita has served as a director and Chairman of the Audit Committee of Ditech since February 2003. He also serves as director and non-executive Chairman of the Board, Chairman of the Audit Committee as well as Chairman of the Corporate Nominating & Governance Committee for Atmel Corporation. In addition, he serves as director for Micro Component Technology. Since 2000, Mr. Sugishita has taken various short-term assignments including Exective Vice President of Special Projects at Peregrine Systems, a global provider of enterprise software, from December 2003 to July 2004, and Exective Vice President and Chief Financial Officer at SONICblue, Inc., a provider of products for electronics markets, from January 2002 to April 2002. Prior to 2000, Mr. Sugishita held various senior financial management positions: Synopsys, Inc. (Senior Vice President and Chief Financial Officer) from 1997 to 2000; Actel (Senior Vice President and Chief Financial Officer) from 1995 to 1997; Micro Component Technology (Senior Vice President and Chief Financial Officer) from 1994 to 1995; Applied Materials (Vice President and Corporate Controller) from 1991 to 1994; and National Semiconductor (Vice President of Finance) from 1978 to 1991. Mr. Sugishita holds degrees in business administration from San Jose State University (B.S.) and University of Santa Clara (M.B.A.).

Executive Officers

The following are our executive officers, together with their ages and biographical information, as of August 16, 2007:

Name	Age	Position
Edwin L. Harper	62	Interim, Chief Executive Officer and Director
William J. Tamblyn	48	Executive Vice President and Chief Financial Officer
Lee H. House	49	Vice President of Platform Engineering
Todd G. Simpson	41	Vice President, Marketing
Gary D. Testa	40	Vice President, Worldwide Sales
Lowell B. Trangsrud	55	Executive Vice President and Chief Operating Officer

Biographical information relating to our executive officers and key employees is as follows:

For biographical information relating to Edwin L. Harper, see "Directors" above.

William J. Tamblyn joined Ditech in June 1997 as our Vice President and Chief Financial Officer, and was promoted to Executive Vice President in May 2004. Mr. Tamblyn was the Chief Financial Officer at Conductus, Inc., a telecommunications company, from January 1994 to June 1997. He served as Chief Financial Officer at Ramtek, an imaging company, from May 1993 to December 1993. Prior to May 1993, Mr. Tamblyn worked in public accounting, including for Coopers & Lybrand, LLP. He has a B.S. in Accounting from San Jose State University and is a certified public accountant.

Lee H. House joined Ditech in May 2002 as our Vice President of Echo Engineering. Mr. House joined Ditech from Jetstream Communications, where he was the Senior Director of Systems Development since May 2000. Prior to Jetstream, he was the Senior Director of DSL Product Management and Business Development for 3Com Corporation since 1998. From 1989 to 1998, he held a variety of positions at IBM. During his tenure, Mr. House held senior management positions in research and development and product management, as well as serving in many engineering development and design roles. Mr. House received both his Masters in Business Administration and his Masters in Electrical Engineering from Duke University. He also holds a BA from Rhodes College and a BSEE from Christian Brothers University.

Todd G. Simpson joined Ditech in June 2005 as our Vice President, General Manager in connection with our acquisition of Jasomi Networks, Inc., and was promoted to Vice President, Marketing, in May 2007. Prior to joining Ditech, Mr. Simpson was President and CEO from January 2005 until June 2005. Prior to joining Jasomi, Mr. Simpson was a Founder and Director of Call Genie Inc., a provider of automated voice solutions for the directory services business. From January 2001 to December 2003, Mr. Simpson served as CTO for Zi Corporation, a provider of embedded software for mobile phones, and where previously, in 2000, he was Vice President of Engineering. Prior to this, he founded a series of companies including Headplay Inc. and Conversion Works. He holds a BSc. and PhD. in Computer Science from the University of Calgary.

Gary D. Testa joined Ditech in February 2006 as our Vice President, Worldwide Sales from Aurora Networks, a privately held manufacturer of advanced communications systems for broadband networks where he was Vice President of Worldwide Sales. In this position he developed successful customer relationships resulting in a four-fold revenue growth over a two year period and built sales teams in the US, Middle East, Asia and Europe. From 2001 to 2004, Mr. Testa held the position of Sr. Vice President of Sales, Marketing and Customer Care for Gluon Networks, a venture start-up that developed a CLASS 5 softswitch solution. Prior to Gluon, he served in a series of senior sales management positions with various telecommunications companies. He holds a BS from the University of California, Irvine.

Lowell B. Trangsrud joined Ditech in July 2001 as our Vice President of Operations after his service at Compaq Computers, a computer and peripherals company, where he worked from 1995 to 2001. Mr. Trangsrud was promoted to Executive Vice President in May 2004 and promoted to Chief Operating Officer in May 2005. In his last position at Compaq, Mr. Trangsrud served as Vice President of Manufacturing for High Availability Solutions Manufacturing. From 1990 to 1995, he worked for Tandem Computers, and in his last position served as Vice President, Worldwide Supply Chain Operation. From 1973 to 1990, Mr. Trangsrud worked for Sperry Corporation and Honeywell, serving in a variety of engineering and management roles. Mr. Trangsrud has an A.A. in Electronics from North Dakota State College of Science, a B.A. in Management and a B.S. in Business Administration from the University of Phoenix.

There are no family relationships between any director or executive officer of Ditech.

Information Regarding the Audit Committee

Ditech's Board of Directors has an Audit Committee, currently composed of Mr. Hasler, Dr. Manoliu and Mr. Sugishita.

The Board of Directors annually reviews the NASD listing standards definition of independence for Audit Committee members and has determined that all members of Ditech's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). The Board of Directors has determined that each of Messrs. Sugishita and Hasler qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Sugishita's level of knowledge and experience based on a number of factors, including

his formal education and experience as a chief financial officer for public reporting companies. The Board made a qualitative assessment of Mr. Hasler's level of knowledge and experience based on a number of factors, including his formal education, his service as the Dean of the Haas School of Business at the University of California at Berkeley, and his experience as Vice Chairman of KPMG Peat Marwick, a large independent registered public accounting firm.

Stockholder Recommendations for Nominations of Directors

The Corporate Governance and Nominating Committee will consider director candidates recommended by stockholders. The Corporate Governance and Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Corporate Governance and Nominating Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Corporate Governance and Nominating Committee at the following address: Ditech Networks, Inc., 825 East Middlefield Road, Mountain View, California 94043, Attention: Director Nominations. This written recommendation must be delivered by the date 120 days prior to the anniversary date of the mailing of Ditech's proxy statement for the last Annual Meeting of Stockholders. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of Ditech's stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires Ditech's directors and executive officers, and persons who own more than ten percent of a registered class of Ditech's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Ditech. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish Ditech with copies of all Section 16(a) forms they file.

To Ditech's knowledge, based solely on a review of the copies of such reports furnished to Ditech and written representations that no other reports were required, during the fiscal year ended April 30, 2007, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

Code of Ethics

Ditech has adopted the Ditech Networks, Inc. Code of Conduct and Ethics that applies to all officers, directors and employees. A copy of the Code of Conduct and Ethics will be sent to any person requesting a copy without charge. To request a copy of our Code of Conduct and Ethics, please contact: Investor Relations, Ditech Networks, Inc., 825 East Middlefield Road, Mountain View, CA 94303, or call our Investor Relations Department at (650) 623-1308. If Ditech makes any substantive amendments to the Code of Conduct and Ethics or grants any waiver from a provision of the Code to any executive officer or director, Ditech will promptly disclose the nature of the amendment or waiver on a Form 8-K filing, or if permitted by Nasdaq, on its website, www.ditechnetworks.com.

Item 11—Executive Compensation

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

The Board of Directors has delegated the responsibility for executive compensation to the Compensation Committee. The Compensation Committee of the Board currently has responsibility for establishing, implementing and continually monitoring adherence with Ditech's compensation philosophy. The Compensation Committee ensures that the total compensation paid to the executive officers is fair, reasonable and competitive.The Committee also provides the guidelines for other non-executive company employees in both equity and cash compensations on increases and levels. Generally, the types of compensation and benefits provided to executive officers of Ditech are similar to those provided to executive officers of other similarly-situated companies. The discussion below focuses on the compensation relating to the individuals included in the Summary Compensation Table under the caption "Compensation of Executive Officers" below, who are referred to as our "named executive officers."

Compensation Philosophy and Objectives

The Compensation Committee's objective in establishing our executive compensation program is to provide executive compensation that is both successful in attracting and retaining individuals with the skills necessary for us to achieve our long-term business plan, as well motivate and reward those individuals who perform at or above the levels that we expect. In order to do so the Compensation Committee establishes (1) base cash compensation necessary as compensation for services rendered, (2) a significant cash incentive component which will only be paid upon the achievement of company-specific annual, long-term and strategic goals and which will increase with performance exceeding those goals, and (3) equity incentives to further align executive officers' interests with those of the stockholders. Because we face strong competition for individuals with the skills necessary to make the company successful, the Compensation Committee takes industry trends into account with respect to each of these components, and believes that it is necessary for our executive compensation to be at or above the 50th percentile of companies with which we compete for executive talent in order for us to meet our hiring and retention goals.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for the named executive officers. Our Chief Executive Officer annually reviews the performance of each executive officer (other than the Chief Executive Officer himself, whose performance is reviewed solely by the Compensation Committee). Our Chief Executive Officer presents his compensation recommendations based on management reviews, including with respect to salary adjustments and annual bonus award amounts, and equity grants to the Compensation Committee. These recommendations are just one factor that the Compensation Committee takes into account in making its compensation decisions. Human Resources is involved in summarizing the applicable information and provides input based solely on survey information and trends. Other factors are discussed below.

Setting Executive Compensation

In fiscal 2007 and 2008, the Compensation Committee engaged Compensia, Inc., an executive compensation consulting firm, to conduct an annual review of its total compensation program for our named executive officers. Compensia provides the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions for the named executive officers. Compensia made specific recommendations in 2007, but provided only update information for assessment in 2008.

Specifically, Compensia assisted the Compensation Committee with a marketplace assessment of our named executive officers' compensation in comparison to the compensation for comparable positions within our core and broader groups. The Compensation Committee engaged Compensia to complete a competitive review of our executive compensation program and to make forward-looking recommendations regarding our ongoing executive compensation philosophy and course of action.

In making compensation decisions, the Compensation Committee compares each element of total compensation against a group of publicly-traded and privately-held companies based in Northern California with a concentration in technology and with revenues in the $50 million to $200 million range. The Compensation Committee obtains this information from a survey prepared by Radford Associates, referred to in this discussion as the "Radford Executive Survey." The Compensation Committee uses the Radford Executive Survey because the Compensation Committee believes that it is primarily these companies that are the companies against which Ditech competes for talent. There are approximately 137 companies in the Radford Executive Survey.

For comparison purposes, Ditech's annual revenues are approximately 15% below the average revenues of the companies in the Radford Executive Survey. Because of the variance in size among the companies comprising the Radford Executive Survey, the Compensation Committee adjusted the compensation data for differences in company revenues. The Compensation Committee used this information as the basis of comparison of executive compensation between Ditech and the companies in the Radford Executive Survey.

Ditech competes with many larger companies for top executive-level talent. Accordingly, the Compensation Committee generally sets base compensation for executive officers between the 50th and 60th percentiles of salaries paid to similarly situated executive officers of the companies comprising the Radford Executive Survey. The Compensation Committee targets 50th to 75th percentile of the Radford Executive Survey for targeted total cash compensation for our executive officers, which includes salaries and bonuses. The decisions of the Compensation Committee may vary within these ranges, and may occasionally be outside of these ranges as the Compensation Committee deems appropriate based upon the experience level of the individual, individual performance and relative contributions of the executive officer, and market factors. The Compensation Committee typically considers salary levels annually as part of Ditech's performance review process as well as upon a promotion or other change in job responsibility.

The Compensation Committee grants stock options and other equity awards in order to assist Ditech in:

- enhancing the link between the creation of stockholder value and long-term executive incentive compensation;
- providing an opportunity for increased equity ownership by executive officers; and
- maintaining competitive levels of total compensation.

In addressing equity compensation, the Compensation Committee evaluates several groups of survey information from both Compensia and Radford. The review is based on four different Radford surveys that address option grants as: 1) options as a percentage of outstanding shares for companies from $30 million to $99 million; 2) options as a percentage of outstanding grants for executive officers; 3) grants based on outstanding shares, ongoing grant levels; and 4) blended ongoing grant information. Additionally, the Compensation Committee evaluated the blending of four surveys from Compensia related to companies with: 1) revenues from $50 million to $200 million; 2) San Francisco Bay Area survey on compensation; 3) executive compensation; and 4) a global long-term incentive survey, and considers differences and similarities to the Radford information as it makes decisions.

The Compensation Committee allocates a significant percentage of total compensation to incentives as a result of the philosophy mentioned above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Our executive officers realize income from incentive compensation as a result of the performance of Ditech, depending on the type of award, compared to established goals.

2007 Executive Compensation Components

For the fiscal year ended April 30, 2007, the principal components of compensation for named executive officers were base salary and performance-based incentive compensation.

Base Salary

Ditech provides its named executive officers with a base salary to provide them compensation for services rendered during the fiscal year. The Compensation Committee determines base salary ranges for the named executive officers based on the factors cited above. In determining the base salaries for fiscal 2007, the Compensation Committee analyzed the base salary and performance-based compensation of each executive officer subject to the October 2006 Radford Executive Compensation Survey for companies with annual revenues in the $50 million to $200 million range based on companies throughout the country.

Performance-Based Incentive Compensation

Annual target performance-based compensation for fiscal 2007 for each named executive officer, as set forth in the *Summary Compensation Table* below in the next section, was a percentage of the named executive officer's base salary. The Compensation Committee established the target performance-based compensation levels using the principles described above. The Compensation Committee also established the 2007 Executive Bonus Plan, which determined the percentage of target performance-based compensation payable based on our revenue, operating profit and individual objectives, with a small component of discretionary bonus to take into account non-quantifiable contributions. The target performance-based compensation level ranged from 40% to 100% of each named executive officer's base salary, and were as follows: Mr. Montgomery, CEO—100%; Messrs Tamblyn and Trangsrud, EVPs—60%; and Mr. Aras, VP—40%. The Compensation Committee arrived at these percentages based upon the principles described above and information considered from the Radford Executive Survey.

In May 2006, the Compensation Committee approved the 2007 Executive Bonus Plan. The Compensation Committee established financial targets for our 2007 Executive Bonus Plan in conjunction with our fiscal 2007 annual budget process. The Compensation Committee has chosen full year non-GAAP income from operations as one of the evaluation metrics for determining payment under the 2007 Executive Bonus Plan. Non-GAAP income from operations is operating profit before stock-based compensation expense. The Compensation Committee uses non-GAAP income from operations, rather than GAAP income from operations, as it believes that this measure is more reflective of Ditech's core operating performance, which is what the Compensation Committee has designed the compensation structure to reward.

Bonuses were earned based on (a) company performance against Ditech's 2007 Operating Plan, (b) individual performance against established individual goals, and (c) a discretionary portion. Weighting of these components is as follows:

Revenue	*40%*
Operating Profit(1)	*30%*
Individual Goals	*20%*
Discretionary Bonus	*10%*

(1) Operating profit is on a non-GAAP basis. It is our GAAP performance less the FAS 123R non-cash expense charge for the period(s).

The Compensation Committee determined to use these metrics, and to establish these respective weightings, to ensure that overall company performance is a key and top priority for the Executive Team. Increased revenues mean growth, and the operating profit metric is to ensure profitability. Lastly, each executive officer also has goals that are pertinent to his specific area or a group goal he can support. An example would be in the implementation of Sarbanes-Oxley for the Chief Financial Officer in the past years, which is a critical function but not reflected in operating results. The individual and discretionary portions are to incentivize the executive to add value in multiple areas, even outside the revenue and profit areas, as may be needed.

Revenue Component of Executive's Bonus: There is no pay out if actual revenue does not meet or exceed at least 80% of target revenue as set forth in Ditech's 2007 Operating Plan. For every percentage point actual revenue exceeds 80% of target revenue as set forth in Ditech's 2007 Operating Plan, the executive will earn 3% of the portion of target bonus allocated to the revenue component.

Operating Profit Component of Executive's Bonus: There is no pay out if actual operating profit does not equal or exceed at least 80% of target operating profit as set forth in Ditech's 2007 Operating Plan. If actual operating profit equals 80% of target operating profit as set forth in Ditech's 2007 Operating Plan, the executive will earn 40% of the portion of target bonus allocated to the operating profit component. Then for every percentage point actual operating profit exceeds 80% of target operating profit as set forth in Ditech's 2007 Operating Plan, the executive will earn (a) an additional 3% of the portion of target bonus allocated to the operating profit component, until actual operating profit equals target operating profit as set forth in Ditech's 2007 Operating Plan, and (b) an additional 3% of the portion of target bonus allocated to the operating profit component for actual operating profit exceeding target operating profit as set forth in Ditech's 2007 Operating Plan.

The Compensation Committee's philosophy emphasizes pay for performance through a scaled structure that recognizes the risks associated with goal setting in a volatile business environment. Target revenues and operating targets require execution, and are demanding and stretch oriented. The minimum performance at 80% of target is to ensure a minimum level of performance before any bonus is paid, with a strong incentive to reach that 80% amount. This 80% minimum performance recognizes that the 100% target amount is a stretch goal and attainment involves a high degree of difficulty. Therefore, at a minimum level there is a partial bonus, and the better the overall company performance, the greater the bonus attainment.

Individual Goals: Individual goals were as recommended by our Chief Executive Officer (other than with respect to himself) and approved by the Compensation Committee.

Caps on Bonus: For the revenue component of the payment to pay out greater than 100% of target for the revenue component, actual operating profit must equal or exceed 80% of target operating profit as set forth in Ditech's 2007 Operating Plan. The total payout for each Executive was capped at 200% of target bonus.

2008 Executive Compensation Components

Base Salary

The Compensation Committee determines base salary ranges for the named executive officers based on the factors cited above. As an additional factor used in determining the compensation for fiscal 2008, the Compensation Committee analyzed the base salary and performance-based compensation of each executive officer in comparison to the October 2006 Radford Executive Compensation Survey for companies with annual revenues in the $50 million to $200 million range based on companies throughout the country.

Performance-Based Incentive Compensation

In May 2007, the Compensation Committee approved the 2008 Executive Bonus Plan. The 2008 Executive Bonus Plan provides for the payment of an annual cash bonus based on an individual targeted bonus amount for each executive officer, ranging from 40% to 60% of the named executive officer's base salary, the exact amount established based on the principles discussed above. Mr. Montgomery was not assigned a percentage, as he had determined to retire. The Compensation Committee established financial targets for our 2008 Executive Bonus Plan in conjunction with our annual budget process. Bonuses will be earned based on (a) company performance as against Ditech's 2008 Operating Plan, again based on revenues and non-GAAP income from operations, (b) individual performance as against established individual goals, and (c) a discretionary portion. Weighting of these components is the same as for our 2007 Executive Bonus Plan.

Revenue Component of Executive's Bonus: There will be no pay out if actual revenue does not meet or exceed at least 80% of target revenue as set forth in Ditech's 2008 Operating Plan. For every percentage point actual revenue exceeds 80% of target revenue as set forth in Ditech's 2008 Operating Plan, the executive will earn 5% of the portion of target bonus allocated to the revenue component.

Operating Profit Component of Executive's Bonus: There will be no pay out made if actual operating profit does not equal or exceed at least 70% of target operating profit as set forth in Ditech's 2008 Operating Plan. If actual operating profit equals 70% of target operating profit as set forth in Ditech's 2008 Operating Plan, the executive will earn 40% of the portion of target bonus allocated to the operating profit component. For every percentage point actual operating profit exceeds 70% of target operating profit as set forth in Ditech's 2008 Operating Plan, the executive will earn (a) an additional 2% of the portion of target bonus allocated to the operating profit component, until actual operating profit equals target operating profit as set forth in Ditech's 2008 Operating Plan, and (b) an additional 3% of the portion of target bonus allocated to the operating profit component for actual operating profit exceeding target operating profit as set forth in Ditech's 2008 Operating Plan.

Individual Goals: Individual goals were recommended by our Chief Executive Officer (other than with respect to himself) and approved by the Compensation Committee.

Caps on Bonus: For the revenue component of the payment to pay out greater than 100% of target for the revenue component, actual operating profit must equal or exceed 70% of target operating profit as set forth in Ditech's 2008 Operating Plan. The total payout for each Executive will be capped at 200% of target bonus.

We expect that bonus amounts, if earned, will be paid during the fiscal quarter following the release of our earnings for the applicable year.

The Compensation Committee adjusted the bonus payout metrics for the 2008 year to reinforce the maximization of the attainment of the revenue targets. The Compensation Committee still maintained the usage of a minimum attainment required before any payout and the concept that exceeding it provides

greater payout as the target amount is exceeded. However, based on the stretch nature and the manner of leveraging Ditech's profitability, shortfalls in revenue can greatly skew the operating profitability. Thus, the Compensation Committee determined to lower the attainment level on the operating profit from target to 70% from the prior year at 80%. The Compensation Committee believed this to be appropriate as part of eliminating the cliff that was in place in 2007. The Compensation Committee believed that lowering the minimum percentage at the same time it removed the cliff promoted a more even and sustained effort from executive officers.

Ownership Guidelines

Ditech currently does not require our directors or executive officers to own a particular amount of our common stock. The Compensation Committee is satisfied that restricted stock and option holdings among our directors and officers are sufficient at this time to provide motivation and to align this group's interests with those of our stockholders.

Stock Option and Stock Award Programs

Historically, Ditech only granted stock options to employees. Commencing in May 2006, the Compensation Committee and Board reassessed our equity compensation practices. The Compensation Committee determined to grant both stock options and restricted stock, referred to as stock awards. This practice commenced in conjunction with our adoption of FAS 123R. In practice, the Compensation Committee determined that the number of shares subject to stock options that would ordinarily be granted would be reduced by 50% and that the number of shares subject to stock awards would be ⅓rd of the number of shares not granted as options. The Compensation Committee determined this change in grant practices would enable Ditech to be more competitive with market dynamics, would be responsive to stockholders sentiments and would reduce the impact of non-cash equity compensation to the operations of Ditech under FAS 123R.

Generally, the Compensation Committee makes a significant stock option grant and stock award when an executive officer commences employment. The grant and award are made within our written guidelines for new-hire grants, consistent with the executive officer's position, and as is negotiated with the executive officer. The Compensation Committee established the guidelines based on our historical practices. The size of each grant is generally set at a level that the Compensation Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the grant guidelines, the individual's position with the company and the individual's potential for future responsibility and promotion. The relative weight given to each of these factors will vary from individual to individual at the Compensation Committee's discretion. The Compensation Committee makes adjustments as it deems reasonable to attract candidates in the competitive environment in which we operate.

The Compensation Committee makes subsequent option grants and stock awards at varying times and in varying amounts at the discretion of the Compensation Committee. Historically, these grants have been made at various times and occasionally at our annual review cycles. As of December 2006, the Compensation Committee and our Board established a practice to provide replenishment grants at the first regularly scheduled Board meeting after November 1st of each year. The Compensation Committee makes promotion and new hires grants generally on the 10th day of the month subsequent to the month the person commences employment or receives a promotion. The Compensation Committee considers replenishment grants for existing employees, including our executive officers, who have completed approximately one year of service since their last review. The Compensation Committee assesses each executive officer's performance during the prior year during the performance review process, and also considers corporate performance when it grants replenishment options and stock awards. The Compensation Committee determines the vesting schedule and the number of shares granted to ensure a meaningful incentive to remain in Ditech's employ. The Compensation Committee takes into account

unvested existing options and awards in determining the size of subsequent grants. The stock option and stock awards will provide a return to the executive officer only if he or she remains in our employ. With respect to stock options, they will only provide a benefit if the market price of our common stock increases over the option term. The Compensation Committee addresses grant practices by reviewing surveys from both Radford and Compensia for comparative purposes. The Compensation Committee looks at averages of similar sized companies by employee position/skill level to assess appropriate levels. Based on these inputs and the number of available grants and awards available, it approves grants based on these conclusions.

The exercise prices of stock options are the Nasdaq closing price of our common stock on the effective date of the grant. Most of the options granted by the Compensation Committee vest at a rate of 25% at the first year cliff, and then monthly thereafter over a total of four years of the ten-year option term, vesting ceases on termination of employment and exercise rights cease 90 days after termination of employment, except in the case of death (subject to an 18 month limitation) or disability (subject to a 12 month limitation). Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. Stock awards granted have rights including voting rights, but are subject to vesting similar to the option grants. Vesting is usually semi-annually, after the first year, to address any tax-related issues on the awards. Awards vest usually over a four year period.

Because we have experienced volatility in our business, the Compensation Committee believes that stock option and award grants currently provide a significant incentive to our employees and executive officers.

Retirement and Other Benefits

401(k) Plan

We maintain a deferred savings retirement plan for our U.S. employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. The deferred savings retirement plan permits Ditech to make discretionary contributions, subject to established limits and a vesting schedule. To date, we have provided discretionary contributions only to match the first $500 per year of contributions on a dollar for dollar basis. However, if Ditech exceeds its internal operating plan by 15%, an additional $500 is added in that year on a similar basis.

Perquisites and Other Personal Benefits

Our executive officers participate in the same group insurance and employee benefit plans as our other salaried employees. At this time we do not provide any material special benefits or other perquisites to our executive officers.

Accounting Implications

Accounting for Stock-Based Compensation

As discussed above, the Compensation Committee determined to revise its equity granting practices to include a portion of equity grants as stock awards, in part to reduce the accounting impact of these equity awards.

COMPENSATION OF EXECUTIVE OFFICERS

Summary of Compensation

The following table shows the compensation awarded or paid to, or earned by, our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers serving in such capacity at April 30, 2007. We refer to these employees collectively as our "Named Executive Officers."

Summary of Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total Compensation ($)
Timothy K. Montgomery ..... *Chief Executive Officer And President*	2007	375,000		—	648,108	169,688	5,179.	1,197,975
William J. Tamblyn.......... *Executive Vice President And Chief Financial Officer*	2007	250,000		4,774	390,568	100,000	1,807	747,149
Dr. Caglan M. Aras(4) .... *Former Vice President, Marketing*	2007	210,000		—	305,522	35,438	1,915	552,875
Gary D. Testa .... *Vice President Worldwide Sales*	2007	220,000	145,372(5)	—	738,631	—	2,480	1,106,483
Lowell B. Trangsrud .... *Executive Vice President And Chief Operating Officer*	2007	250,000		4,774	390,568	100,000	3,518	748,860

(1) The dollar amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended April 30, 2007, in accordance with FAS 123(R), disregarding estimates of forfeiture related to service-based vesting conditions, associated with non-option awards and including amounts from awards granted in and prior to fiscal 2007. Assumptions used in the calculation of these amounts are included in Note 10 to our audited financial statements for the fiscal year ended April 30, 2007 included in our Annual Report on Form 10-K.

(2) The dollar amount in this column represent the compensation cost for the year ended April 30, 2007 of stock option awards granted in and prior to fiscal 2007. These amounts have been calculated in accordance with SFAS No. 123R, disregarding estimates of forfeiture related to service-base vesting conditions, and using the Black-Scholes option-pricing model. Assumptions used in the calculation of these amounts are included in Note 10 to our audited financial statements for the fiscal year ended April 30, 2007 included in our Annual Report on Form 10-K.

(3) Includes 401(K) match, group term life insurance premiums paid by company, memberships and miscellaneous taxable compensation.

(4) Dr. Aras ceased to be an employee of Ditech on June 8, 2007.

(5) Consists of sales commissions.

Grants of Plan-Based Awards

The following table shows for the fiscal year ended April 30, 2007, certain information regarding grants of plan-based awards to the named executive officers:

Grants of Plan-Based Awards in Fiscal 2007

Name	Grant Date	Date of Committee Action(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
			Threshold ($)	Target ($)	Maximum ($)				
Mr. Montgomery. . . .	—	—	0	375,000	750,000	—	—	—	—
Mr. Tamblyn.	—	—	0	150,000	300,000	—	—	—	—
	2/15/07	2/5/07	—	—	—	—	37,500	7.22	113,517
	2/15/07	2/5/07	—	—	—	12,500	—	—	61,024
Dr. Aras	—	—	0	94,000	189,000	—	—	—	—
Mr. Testa	2/15/07	2/5/07	—	—	—	—	100,000(5)	7.22	287,375
Mr. Trangsrud	—	—	0	150,000	300,000	—	—	—	—
	2/15/07	2/5/07	—	—	—	—	37,500	7.22	113,517
	2/15/07	2/5/07	—	—	—	12,500	—	—	61,024

(1) The Compensation Committee took action on this date, with the grants to be effective on the grant date and, with respect to stock options, with an exercise price equal to the closing price of the common stock on the Nasdaq Global Market on the date of grant.

(2) Stock Awards and Option Awards were granted under the 2006 Equity Incentive Plan. Stock Awards will vest over four years, 25% of the shares vest on 12/15/07, and 12.5% semi-annually over the following three years. Options will vest over four years, 25% of the shares vest on 12/1/07, and 1/48 th of the shares vest each month thereafter.

(3) Under the terms of the 2006 Equity Incentive Plan, the exercise price of option awards was determined based on the closing price of Ditech's common stock as reported on the Nasdaq Global Market on the date of grant.

(4) The amounts shown in this column were determined as of the stock and option's grant date using a Black-Scholes stock option valuation model, and represent the dollar amounts that serves as the basis for stock-based compensation expenses recognized for financial statement reporting purposes in accordance with FAS 123(R). Assumptions used in the calculation of these amounts are described in Note 10 to Ditech's audited financial statements for the fiscal year ended April 30, 2007, included in Ditech's Annual Report on Form 10-K that was filed with the SEC on July 16, 2007. All grants were made subject to individual award agreements, the form of which was previously filed with the SEC.

(5) Shares will vest in full on 12/1/11, and will vest earlier upon Mr. Testa achieving certain milestones

The Compensation Committee determined the cash compensation and equity grants as described in the section entitled "Compensation Discussion and Analysis" above. In particular, readers are encouraged to read the description of the 2007 Executive Bonus Plan in that section to understand the non-equity incentive plan compensation targets, maximums and payouts.

Outstanding Equity Awards at Fiscal Year—End

The following table shows for the fiscal year ended April 30, 2007, certain information regarding outstanding equity awards at fiscal year end for the named executive officers.

Outstanding Equity Awards At April 30, 2007

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(6)
Mr. Montgomery....	253,888	—	—	9.00	08/10/2009(2)	—	—
	125,625	—	—	7.19	01/10/2011(2)	—	—
	159,375	—	—	2.92	06/21/2012(1)	—	—
	58,000	—	—	10.35	09/23/2013(1)	—	—
	440,000	—	—	8.76	09/30/2013(1)	—	—
	335,000	—	—	6.49	06/30/2015(1)	—	—
Mr. Tamblyn.......	124,586	—	—	9.00	08/10/2009(2)	12,500	108,750
	125,000	—	—	7.19	01/10/2011(2)	—	—
	90,000	—	—	2.92	06/21/2012(1)	—	—
	10,000	—	—	10.35	09/23/2013(1)	—	—
	150,000	—	—	8.76	09/30/2013(1)	—	—
	125,000	—	—	13.37	5/18/2014(1)	—	—
	100,000	—	—	6.49	6/30/2015(1)	—	—
	37,500	—	—	7.22	02/15/2017(1)	—	—
Dr. Aras	50,000	—	—	8.82	10/27/2013(1)	—	—
	100,000	—	—	13.37	05/18/2014(1)	—	—
	100,000	—	—	6.49	06/30/2015(1)	—	—
Mr. Testa	58,333	141,667	—	8.90	02/07/2016(3)	—	—
	—	100,000	100,000	8.90	02/07/2016(4)	—	—
	100,000	—	—	7.22	02/15/2017(5)	—	—
Mr. Trangsrud......	126,000	—	—	7.12	07/12/2011(1)	12,500	108,750
	28,900	—	—	2.92	06/21/2012(1)	—	—
	150,000	—	—	8.76	09/30/2013(1)	—	—
	125,000	—	—	13.37	05/18/2014(1)	—	—
	100,000	—	—	6.49	06/30/2015(1)	—	—
	37,500	—	—	7.22	02/15/2017(1)	—	—

(1) Option is immediately exercisable and vest over four years, 25% of the shares vest nine years prior to the expiration date, and 1/48th of the shares vest each month after the first 25% vest.

(2) Option was immediately exercisable and vested in variable increments. The option is now fully vested.

(3) Option is exercisable as it vest. Option vested 25% on 2/7/06 and the balance will vest monthly for the next 36 months of continuous service.

(4) Option is exercisable as it vest. Option vested 25% on 2/7/07 and the balance will vest monthly for the next 36 months of continuous service.

(5) Shares will vest in full on 12/1/11, and will vest earlier upon Mr. Testa achieving certain milestones. Option is immediately exercisable.

(6) Value based on April 30, 2007 closing price of $8.70.

Option Exercises and Stock Vested

During the fiscal year ended April 30, 2007, there were no option exercises and stock which vested with respect to the named executive officers.

Potential Payments upon Termination or Change of Control

Employment Agreements and Termination of Employment and Change of Control Arrangements

Employment Agreement with Mr. Montgomery. In September 1998, Ditech entered into an employment agreement with Timothy K. Montgomery, our former President and Chief Executive Officer, to serve as Ditech's President and Chief Executive Officer. The employment agreement provides that if Mr. Montgomery is terminated without cause, he will be paid a lump sum equal to twelve months base salary. However, if Mr. Montgomery resigns, his employment is terminated for cause, or following a change in control of Ditech, he will receive no severance benefits.

For purposes of the agreement:

"Cause" means misconduct, including: (i) commission of any felony or any crime involving moral turpitude or dishonesty; (ii) participation in a fraud or act of dishonesty against Ditech; (iii) material breach of Ditech's policies; (iv) intentional damage to Ditech's property; (v) material breach of the agreement; or (vi) conduct that in the good faith and reasonable determination of the Board demonstrates unacceptable job performance or gross unfitness to serve.

A "change of control" means: (a) any reorganization, consolidation or merger of Ditech in which Ditech is not the surviving corporation or pursuant to which shares of Ditech's voting stock would be converted into cash, securities or other property, in either case other than a merger of Ditech in which the holders of Ditech's voting stock immediately prior to the merger have the same proportionate ownership of voting stock of the surviving corporation immediately after the merger; (b) a reverse merger in which Ditech is the surviving corporation but the shares of Ditech's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; (c) the sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of Ditech; (d) approval by the shareholders of Ditech of a plan or proposal for the liquidation or dissolution of Ditech; or (e) any "person" (as defined in Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becoming the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of Ditech's outstanding voting stock.

Retirement Agreement with Mr. Montgomery. On May 8, 2007, we entered into a Transition and Retirement Agreement with Mr. Montgomery pursuant to which Mr. Montgomery would retire and cease to be Ditech' Chief Executive Officer and President effective as of the date that Ditech Networks' Board of Directors appoints a new Chief Executive Officer and President. The retirement date will be his last day of employment with Ditech. In this agreement Mr. Montgomery has agreed to resign as a director of Ditech Networks if requested by a majority of the Board on or after his retirement date. Mr. Montgomery retired from Ditech Networks and resigned from the Board on August 15, 2007.

In connection with his retirement, Ditech Networks will provide to Mr. Montgomery the following benefits as severance following his retirement date:

(a) 12 months of continued salary (Mr. Montgomery's annual salary was $375,000);

(b) continued health benefits for 12 months;

(c) (i) the term during which any vested shares subject to the option grants may be exercised shall be extended up to (but no later than) the earlier to occur of (x) the later to occur of December 31, 2008 and the date Mr. Montgomery ceases to be a member of the Board, and (y) the applicable term of such Option Grants; and (ii) that Mr. Montgomery's option grants will continue to vest on the same monthly vesting schedules in effect as of the date of his retirement, until the earlier to occur of the date the option grants cease to be exercisable and seventeen (17) months after the date of Mr. Montgomery's retirement date (to the extent not fully vested) and vesting will cease on such date, *provided that,* all such vesting will cease earlier in the event that Mr. Montgomery materially breaches the agreement entered into in connection with his retirement or the proprietary information agreement he entered into in connection with his employment by Ditech at any time.

(d) the exercise period for his stock options is extended to be the later to occur of December 31, 2008 and the date that he ceases to provide services to Ditech unless term of the options expire before that date.

Employment Agreement with Mr. Testa. In February 2006, Ditech entered into an employment agreement with Gary Testa to serve as Ditech's Vice President of Worldwide Sales. His employment agreement provides that if Mr. Testa is terminated without cause or resigns with good reason in his first year of employment, he will receive severance benefits equal to his base salary and guaranteed bonus for the greater of six months or the period until the first anniversary of employment, plus acceleration of a portion of the options granted to him based on a formula as set forth in the agreement, and if he is terminated without cause or resigns for good reason after the first year of employment, severance benefits equal to six months' base salary. As Mr. Testa completed his first year of service prior to April 30, 2007, no amounts will be paid to him upon termination of his employment or a change in control.

Change in Control Severance Benefit Plan. On August 18, 2006, the Compensation Committee adopted a Change in Control Severance Benefit Plan (the "Plan") for Messrs. Montgomery, Tamblyn and Trangsrud (each, a "Participant").

A Participant in the Plan will receive, if the Participant's employment with Ditech is terminated due to an "involuntary termination without cause" or a "constructive termination" (as those terms are defined in the Plan), in either case within one (1) month prior to or twelve (12) months following a "change in control" (defined in the Plan), the following benefits:

(a) cash severance, paid over 12 months, equal to (i) 18 months base salary in the case of the Mr. Montgomery, and 12 months base salary in the case of each of Messrs. Tamblyn and Trangsrud, and (ii) the pro rata portion (based upon of the amount of the fiscal year lapsed) of the expected executive bonus for the Participant for the fiscal year;

(b) full accelerated stock option exercisability and vesting for all outstanding options to purchase Ditech common stock that were granted to the Participant on or after September 1, 2003; and

(c) COBRA premiums for the Participant for 12 months, or until such earlier date as the Participant shall secure subsequent employment that shall provide the Participant with health benefits.

For purposes of the Plan:

"Change in Control" means one of the following events or a series of more than one of the following events that are related, wherein the stockholders of Ditech immediately before the transaction do not retain immediately after the transaction, in substantially the same proportions as their ownership of shares of Ditech's voting stock immediately before the transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting stock of Ditech, the resulting entity in a merger or, in the case of an asset sale, the corporation or corporations to which the assets of Ditech were transferred:

(1) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of Ditech of more than fifty percent (50%) of the voting stock of Ditech;

(2) a merger or consolidation in which Ditech is a party; or

(3) the sale, exchange, or transfer of all or substantially all of the assets of Ditech.

"Constructive Termination" means a resignation by a Participant of employment with the Company after one of the following is undertaken without the Participant's express written consent:

(1) a substantial reduction in the Participant's duties or responsibilities (and not simply a change in title or, with respect to Participants other than Mr. Montgomery, reporting relationships) in effect immediately prior to the effective date of the Change in Control; *provided, however,* that it shall not be a "Constructive Termination" if, following the effective date of the Change in Control, either (a) Ditech is retained as a separate legal entity or business unit and the Participant holds the same position in such legal entity or business unit as the Participant held before such effective date, or (b) the Participant holds a position with duties and responsibilities comparable (though not necessarily identical, in view of the relative sizes of Ditech and the entity involved in the Change in Control) to the duties and responsibilities

of the Participant prior to the effective date of the Change in Control; *provided further, however,* that, in the case of Mr. Montgomery, if the reporting relationship of Mr. Montgomery following a Change in Control is not directly to the board of directors of the corporation or corporations to which the assets of Ditech were transferred or its ultimate parent, then the termination by Mr. Montgomery of employment with Ditech after such change in reporting relationship following such Change in Control without Mr. Montgomery's express written consent shall be a "Constructive Termination";

(2) a reduction in the Participant's base salary (except for salary decreases generally applicable to Ditech's other similarly situated employees);

(3) a change in the Participant's business location of more than 40 miles from the business location prior to such change, except for required travel for Ditech's business to an extent substantially consistent with Participant's prior business travel obligations;

(4) a material breach by Ditech of any provisions of the Plan or any enforceable written agreement between Ditech and the Participant, and Ditech fails to rescind or cure the conduct giving rise to the event constituting such material breach within thirty (30) days of receipt by Ditech of written notice from the Participant informing Ditech of such material breach; or

(5) any failure by Ditech to obtain assumption of the Plan by any successor or assign of Ditech.

Notwithstanding the foregoing, a resignation shall not be deemed a Constructive Termination unless (x) the Participant provides Ditech with written notice (the ***"Constructive Termination Notice"***) that the Participant believes that an event described above has occurred, (y) the Constructive Termination Notice is given within three (3) months of the date the event occurred, and (z) Ditech does not rescind or cure the conduct giving rise to the event described in this Section 2(f) within fifteen (15) days of receipt by Ditech of the Constructive Termination Notice.

"Involuntary Termination Without Cause" means an involuntary termination of employment by Ditech other than for one of the following reasons:

(1) the Participant's violation of any material provision of Ditech's standard agreement relating to proprietary rights;

(2) the Participant participates in any act of theft or dishonesty; or

(3) the Participant participates in any immoral or illegal act which has had or could reasonably be expected to have or had a detrimental effect on the business or reputation of Ditech; or

(4) any material failure by the Participant to use reasonable efforts to perform reasonably requested tasks after written notice and a reasonable opportunity to comply with such notice.

In order to be eligible for benefits under the Plan, the Participant must execute a general release of claims against Ditech. The Plan provides that Ditech may reduce the amount of severance payable under the Plan by the amount, if any, payable to an individually negotiated

Stock Option Plans. Under the terms of our stock option plans, if stock options are not assumed in connection with a change in control of Ditech, then the stock options will vest in full and then terminate at the closing of the change in control.

Summary of Benefits. The following tables describe the potential payments and benefits upon employment termination or change in control for our named executive officers, as if their employment had terminated as of April 30, 2007 and as if a change in control had occurred on April 30, 2007, as applicable, based on the assumptions described above with respect to each individual and each compensation component. The table assumes full payment of the COBRA premiums.

Timothy K. Montgomery

Compensation and Benefits	No Change in Control Termination without Cause ($)	Change in Control Termination without Cause ($)
Base Salary	375,000	562,500
COBRA Premium		8,903
Vesting Acceleration(1)		323,902

(1) Equals the difference between the exercise price and the fair market value of the shares subject to the option.

William J. Tamblyn

Compensation and Benefits	Change in Control Termination without Cause ($)
Base Salary	250,000
COBRA Premium	8,903
Vesting Acceleration(1)	260,938

(1) Equals the difference between the exercise price and the fair market value of the shares subject to the option.

Lowell B. Trangsrud

Compensation and Benefits	Change in Control and Termination without Cause ($)
Base Salary	250,000
COBRA Premium	8,903
Vesting Acceleration(1)	260,938

(1) Equals the difference between the exercise price and the fair market value of the shares subject to the option.

Gary D. Testa

Compensation and Benefits	Change in Control and Termination without Cause ($)
Vesting Acceleration(1)	148,000

(1) Equals the difference between the exercise price and the fair market value of the shares subject to the option.

All other rights that the Named Executive Officers previously had with respect to a termination or change in control had expired or were no longer in effect at the beginning of fiscal 2007.

Compensation of Directors

The following table shows for the fiscal year ended April 30, 2007, certain information with respect to the compensation of all non-employee directors of Ditech:

Director Compensation in Fiscal 2007

Name	Fees earned or paid in cash ($)	Options Awards ($) (1)	Total ($)
Gregory M. Avis	24,750	50,985	75,735
Edwin L. Harper	30,500	54,576	85,076
William A. Hasler	30,750	50,985	81,735
Andrei M. Manoliu, Ph.D.	26,250	50,985	77,235
David M. Sugishita	31,875	55,999	87,874

(1) The amounts shown in this column represent the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended April 30, 2007, in accordance with FAS 123(R), disregarding the estimate of forfeiture related to service-based vesting conditions, and thus include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are described in Note 10 to our audited financial statements for the fiscal year ended April 30, 2007, included in our Annual Report on Form 10-K that was filed with the SEC on July 16 , 2007. All grants were made subject to individual award agreements, the form of which was previously filed with the SEC.

The following options were outstanding as of April 30, 2007: Mr. Avis: 50,000; Mr. Harper: 90,000; Mr. Hasler: 50,000; Dr. Manoliu: 40,000; and Mr. Sugishita: 67,500.

The following table sets forth each grant of options to Ditech's non-employee directors during fiscal 2007 under the 1999 Non-Employee Directors' Stock Option Plan, as amended ("Directors' Plan"), together with the exercise price per share and grant fair value of each award computed in accordance with FAS 123(R) using the Black-Scholes model.

Name	Options Granted in Fiscal 2007	Grant Date	Exercise Price Per Share ($)	Grant Date Fair Value of Option Award ($)
Gregory M. Avis	10,000	9/15/06	8.30	50,985
Edwin L. Harper	10,000	9/15/06	8.30	50,985
William A. Hasler	10,000	9/15/06	8.30	50,985
Andrei M. Manoliu, Ph.D.	10,000	9/15/06	8.30	50,985
David M. Sugishita	10,000	9/15/06	8.30	50,985

Standard Cash Compensation Arrangements With Outside Directors. During fiscal 2007, the standard amounts of cash compensation for our non-employee was as set forth in the table below. In June 2007, the Board, upon the recommendation of the Corporate Governance and Nominating Committee, increased the cash compensation paid to outside directors, effective as of the first day of fiscal 2008, as set forth in the table below. Additionally, directors are entitled to be reimbursed for certain expenses in connection with attendance at board and committee meetings.

	During Fiscal 2007	Effective May 1, 2008
Annual Retainer:		
Board Members	$16,000	$25,000
Lead Independent Director (additional)	—	$15,000
Audit Committee Chairperson	$ 5,000	$ 7,500
Compensation Committee Chairperson	$ 2,500	$ 5,000
Corporate Governance and Nominating Committee Chairperson	2,500	$ 5,000
Meeting Fees:		
Board of Directors		
Annual offsite regular meeting	$ 2,500	$ 2,500
Regular meeting	$ 1,000	$ 1,000
Special (telephonic)	$ 250	$ 500
Audit Committee		
Regular meeting	$ 2,500	$ 2,500
Special (in person)	$ 1,000	$ 1,000
Special (telephonic)	$ 500	$ 750
Compensation Committee		
Regular meeting	$ 2,000	$ 2,000
Special	$ 500	$ 750
Corporate Governance and Nominating Committee		
Regular meeting	$ 2,000	$ 2,000
Special	$ 500	$ 750

Equity Compensation for Outside Directors. Pursuant to the Directors' Plan, upon initial appointment, each non-employee director is automatically granted an option to purchase 35,000 shares of Ditech's Common Stock, which is subject to annual vesting over a four-year period from the date of grant. In addition, each non-employee director will automatically be granted a fully-vested option to purchase 10,000 shares of Ditech's Common Stock immediately following each annual meeting of stockholders; provided, that such person has served as a non-employee director of Ditech for at least six months as of the date of the applicable annual meeting of stockholders. These options are granted at 100% of the fair market value of the Common Stock on the date of grant and have a five-year term. Pursuant to the Directors' Plan, the initial grants and the annual grants are non-discretionary and are granted automatically, without any further action by Ditech, the Board or the stockholders.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2007, the Compensation Committee was composed of three members: Messrs. Avis, Hasler and Harper. No member of the Compensation Committee was or has ever been an officer or employee of Ditech or its subsidiaries. No member of the Compensation Committee serves as an executive officer of another entity that has as a member of the board of directors or compensation

committee of the other entity one or more executive officers of Ditech. On August 15, 2007, the Board appointed Mr. Harper Interim Chief Executive Officer of Ditech and simultaneously removed him as a member and chairman of the Compensation Committee.

Compensation Committee Report(1)

The Compensation Committee of the Board of Ditech has reviewed and discussed with management the information contained in the Compensation Discussion and Analysis and, based upon the review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

COMPENSATION COMMITTEE:
Edwin L. Harper (Chairman)*
Gregory M. Avis
William A. Hasler

---

* On August 15, 2007, the Board appointed Mr. Harper Interim Chief Executive Officer of Ditech and simultaneously removed him as a member and chairman of the Compensation Committee.

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of Ditech under the Securities Act of 1933 or the Securities Exchange Act of 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock as of July 31, 2007 by: (1) each director; (2) each of the executive officers named in the Summary Compensation Table; (3) all our executive officers and directors as a group; and (4) all those known by us to be beneficial owners of more than five percent of our common stock, if any. We do not have any class of equity securities outstanding other than our common stock.

	Beneficial Ownership(1)	
Name and Address of Beneficial Owner	Number of Shares	Percent of Total
FMR Corp., et al(2)	3,234,000	9.73
Dimensional Fund Advisors LP(3)	2,480,062	7.46
ICM Asset Management, Inc.(4)	2,399,437	7.22
Barclays Global Investors, NA.(5)	2,390,351	7.19
Riley Investment Management LLC(6)	2,246,182	6.76
Lloyd I. Miller, III(7)	1,672,669	5.03
CCM Master Qualified Fund, Ltd.(8)	1,669,542	5.02
Timothy K. Montgomery(9)	1,547,459	4.47
William J. Tamblyn(10)	843,728	2.48
Lowell B. Trangsrud(11)	587,480	1.74
Lee H. House(12)	318,639	*
Gary D. Testa(13)	179,167	*
Dr. Caglan M. Aras(14)	162,061	*
William A. Hasler(15)	99,640	*
Edwin L. Harper(16)	90,000	*
David M. Sugishita(17)	67,500	*
Dr. Andrei M. Manoliu(18)	56,000	*
Gregory M. Avis(19)	50,000	*
All current directors and executive officers as a group (11 persons)(20)	3,984,384	10.81

* Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1) This table is based upon information supplied by officers and directors and upon information gathered by Ditech about principal stockholders known to us based on a Schedule 13G or 13D filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 33,232,969 shares outstanding on July 31, 2007, adjusted as required by rules promulgated by the SEC. All shares of common stock subject to options currently exercisable or exercisable within 60 days after July 31, 2007 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

(2) Based on a Schedule 13G/A reporting beneficial ownership as of December 31, 2006. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., is the beneficial owner of the shares as a result of acting as investment adviser to Fidelity Low Priced Stock Fund ("Fund"), which owned all of the shares. Edward C. Johnson 3d, Chairman of FMR Corp., and

FMR Corp., through its control of Fidelity and the Fund each has sole power to dispose of the shares owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund's Boards of Trustees. The address of FMR Corp., Fidelity and the Fund is 82 Devonshire Street, Boston, Massachusetts 02109.

(3) Based on a Schedule 13G/A reporting beneficial ownership as of December 31, 2006. Dimensional Fund Advisors LP ("Dimensional") is a registered investment adviser who furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. Dimensional possesses investment and/or voting power over the Stock. The investment companies, trusts, and accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Dimensional disclaims beneficial ownership of the Stock. The principal business office of Dimensional Fund Advisors LP is located at 1299 Ocean Avenue, Santa Monica, CA 90401.

(4) Based on a Schedule 13G reporting beneficial ownership as of December 31, 2006. ICM Asset Management, Inc. ("ICM") is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. James M. Simmons is the President and controlling shareholder of ICM Asset Management, Inc. ICM and Mr. Simmons have shared dispositive power with respect to all of the shares, and shared voting power with respect to 1,027,312 of the shares. The principal business office of ICM and Mr. Simmons is located at 601 W. Main Avenue, Suite 600, Spokane, WA 99201.

(5) Based on a Schedule 13G reporting beneficial ownership as of December 31, 2006. Represents shares held by Barclays Global Investors, NA and affiliated entities, over which sole dispositive power is held and over 2,263,685 shares of which sole voting power is held. The principal business office of Barclays Global Investors, NA is located at 45 Fremont Street, San Francisco, CA 94105.

(6) Based on a Schedule 13D/A reporting beneficial ownership as of June 4, 2007. Riley Investment Management, LLC. ("RIM"), is the beneficial owner of the shares as a result of acting as investment manager to Riley Investment Partners Master Fund, L.P. ("Fund"), which owns all of the shares. Bryant Riley is the sole manager of RIM. With respect to 2,082,849 shares, RIM, the Fund and Mr. Riley each have sole power to dispose of the shares and sole voting power. Each of RIM and Mr. Riley has sole voting power and dispositive power over 163,333 shares held by Mr. Riley as an investment advisory client to RIM. RIM has shared voting power and dispositive power over 244,638 shares owned by its investment advisory clients. Although Mr. Riley controls RIM's voting and investment decisions for its investment advisory clients, RIM and Mr. Riley disclaim beneficial ownership of these shares. B. Riley and Co. Inc. ("BRC") has sole voting and dispositive power over 50,000 shares of Common Stock. Although Mr. Riley is the Chairman and controlling shareholder of BRC, Mr. Riley disclaims beneficial ownership of these shares. The address of RIM, the Fund, BRC and Bryant Riley is 11100 Santa Monica Blvd. Suite 810, Los Angeles, CA 90025.

(7) Based on a Schedule 13G reporting beneficial ownership as of July 10, 2007. Represents shares held by Lloyd I Miller, III and affiliated entities, over 788,524 shares of which sole voting or dispositive power is held and over 884,145 shares of which shared voting or dispositive power is held. The principal business office of Lloyd I. Miller, III is located at 4550 Gordon Drive, Naples, FL 64102.

(8) Based on a Schedule 13G reporting beneficial ownership as of January 29, 2007. Coghill Capital Management, LLC. ("CCM"), is the beneficial owner of the shares as a result of acting as investment manager to CCM Master Qualified Fund, Ltd. ("Fund"), which owns all of the shares. Clint D. Coghill is the Managing Member of CCM. CCM, the Fund, and Mr. Coghill have shared power to dispose of the shares and shared voting power. CCM, the Fund, and Mr. Coghill disclaim

beneficial ownership except to the extent of their pecuniary interest. The address of CCM, the Fund and Clint D. Coghill is One North Wacker Drive—Suite 4350, Chicago, IL 60606.

(9) Includes 1,371,888 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007. Also includes 23,180 shares held by Mr. Montgomery's spouse as custodian for his children.

(10) Includes 762,086 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(11) Includes 567,400 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(12) Includes 307,510 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(13) Includes 179,167 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(14) Includes 158,127 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(15) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(16) Includes 90,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(17) Includes 67,500 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(18) Includes 40,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007. Total number of shares includes: 10,000 shares held by the Manoliu/Neimat Living Trust; 3,000 shares held by Dr. Manoliu in an individual retirement account and 1,000 in a qualified retirement plan; and 2,000 shares held in a qualified retirement plan by Marie-Anne Neimat, Dr. Manoliu's wife.

(19) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007

(20) Includes 3,544,212 shares issuable upon the exercise of stock options and vesting of restricted stock units within 60 days after July 31, 2007. See footnotes 9 through 19 above.

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans and grants made outside of any plans in effect as of April 30, 2007:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted-average Exercise Price of Outstanding Options, Warrants, and Rights(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))(c)
Equity Compensation Plans Approved by Security Holders(1)	5,864,711	$7.87	2,617,826
Equity Compensation Plans Not Approved by Security Holders(2)	1,264,728	$8.02	286,774
Total	7,129,439	$7.90	2,904,600

(1) Consists of Ditech's 2006 Equity Incentive Plan, 1999 Employee Stock Purchase Plan, 1999 Non-Employee Directors' Stock Option Plan, 1998 Stock Option Plan, and 1997 Stock Option Plan. With respect to the 1999 Employee Stock Purchase Plan, 468,357 shares available for issuance are included in column (c) in the reserve. Excluded are 172,975 shares of unvested Restricted Stock Awards. No amounts with respect to the 1999 Employee Stock Purchase Plan are included in columns (a) or (b).

(2) Consists of Ditech's 1999 Non-Officer Equity Incentive Plan, the 2005 New Recruit Stock Plan, and the 2005 New Recruit Stock Option Plan, and options assumed in connection with the Atmosphere Networks, Inc. acquisition in July 2000 (623 shares) and the Jasomi acquisition in June of 2005 (83,250). Stockholder approval was not required for the assumption of such options. Excluded are 53,717 shares of unvested Restricted Stock Awards.

Description of Equity Compensation Plans Adopted Without the Approval of Stockholders

The following equity compensation plans of Ditech were in effect as of April 30, 2007 and were adopted without the approval of our stockholders: the 1999 Non-Officer Equity Incentive Plan, the 2005 New Recruit Stock Plan, and the 2005 New Recruit Stock Option Plan.

1999 Non-officer Equity Incentive Plan

The material features of Ditech's 1999 Non-Officer Equity Incentive Plan (the "1999 Plan") are outlined below:

General

The 1999 Plan provides for the grant of nonstatutory stock options, stock bonuses and rights to purchase restricted stock (collectively "awards"). To date, we have granted only stock options under the 1999 Plan. An aggregate of 1,000,000 shares of Common Stock is reserved for issuance under the 1999 Plan.

Eligibility

Employees and consultants of both Ditech and our affiliates who are not officers or directors of Ditech or any of our affiliates are eligible to receive all types of awards under the 1999 Plan, except that officers who have not been previously employed by Ditech are eligible to receive awards if the award is granted as an inducement essential to such officers entering into an employment contract with Ditech.

Term of Awards

Exercise Price; Payment. The exercise price of nonstatutory options may not be less than 85% of the fair market value of the stock on the date of grant. The purchase price of restricted stock purchase awards may not be less than 85% of the fair market value of the stock on the date of grant. Stock bonuses may be awarded in consideration for past services actually rendered to Ditech or our affiliates.

The exercise price of options and restricted stock purchase awards granted under the 1999 Plan must be paid either in cash at the time the option is exercised (or at the time the restricted stock is purchased) or, at the discretion of the Board, (i) pursuant to a deferred payment arrangement or (ii) in any other form of legal consideration acceptable to the Board. The exercise price of options may also be paid, at the discretion of the Board, by delivery of other shares of our Common Stock.

Award Vesting. Awards granted under the 1999 Plan may become exercisable (in the case of options) or released from a repurchase option in favor of Ditech (in the case of stock bonuses and restricted stock purchase awards) in cumulative increments ("vest") as determined by the Board. The Board has the power to accelerate the time during which an option or a restricted stock purchase award may vest or be exercised. In addition, options granted under the 1999 Plan may permit exercise prior to vesting, but in such event the participant may be required to enter into an early exercise stock purchase agreement that allows Ditech to repurchase unvested shares, generally at their exercise price, should the participant's service terminate before vesting.

Term. The maximum term of options granted under the 1999 Plan is 10 years. Options under the 1999 Plan generally terminate three months after termination of the participant's service, subject to extension in certain circumstances. Ditech generally may repurchase shares that have been issued pursuant to stock bonuses or restricted stock purchase awards granted under the 1999 Plan but have not yet vested as of the date the participant terminates his or her service with Ditech.

Effect of Certain Corporate Transactions. In the event of (i) a dissolution or liquidation of Ditech or (ii) certain specified types of merger, consolidation or similar transactions (collectively, a "corporate transaction"), any surviving or acquiring corporation may assume options outstanding under the Option Plan or may substitute similar options. If any surviving or acquiring corporation does not assume such options or substitute similar options, then with respect to options held by optionholders whose service with Ditech or an affiliate has not terminated as of the effective date of the corporate transaction, the vesting of such options (and, if applicable, the time during which such options may be exercised) will be accelerated in full and the options will terminate if not exercised at or prior to such effective date.

2005 New Recruit Stock Plan

In connection with our acquisition of Jasomi Networks on June 30, 2005, the Board of Directors adopted the 2005 New Recruit Stock Plan. The 2005 New Recruit Stock Plan does not require approval by our stockholders due to its qualification under the "inducement grant exception" provided by Rule 4350(i)(1)(A)(iv) of the NASD Marketplace Rules. The 2005 New Recruit Stock Plan provides for the grant of restricted stock awards and restricted stock unit awards to newly-hired employees as an inducement for those individuals to enter into an employment relationship with Ditech or its affiliates. For purposes of the 2005 New Recruit Stock Option Plan, eligible employees includes only those individuals newly hired by Ditech or its affiliates, so long as those persons either (i) were not previously employed or serving as a director of Ditech or its affiliates, or (ii) entered into an employment relationship with us following a *bona fide* period of non-employment. The aggregate number of shares of common stock that may be issued pursuant to restricted stock awards and restricted stock unit awards under the 2005 New Recruit Stock Plan is 500,000 shares. Jasomi Networks employees hired by Ditech received grants of restricted stock or restricted stock units that vested with respect to 1/3 of the shares subject to their award on the first anniversary of the grant date, and with respect to the balance of the shares in a series of eight (8) successive equal quarterly installments over the two year period measured from the first

anniversary of the grant date. All grants under the 2005 New Recruit Stock Plan to eligible employees must be approved either by a majority of "independent directors" within the meaning of Rule 4200 of the NASD Marketplace Rules, or by our Compensation Committee.

2005 New Recruit Stock Option Plan

In November 2005, the Board adopted the 2005 New Recruit Stock Option Plan. The 2005 New Recruit Stock Option Plan does not require approval by our stockholders due to its qualification under the "inducement grant exception" provided by Rule 4350(i)(1)(A)(iv) of the NASD Marketplace Rules. The 2005 New Recruit Stock Option Plan provides for the grant of nonstatutory stock options to newly-hired employees as an inducement for those individuals to enter into an employment relationship with Ditech or its affiliates. For purposes of the 2005 New Recruit Stock Option Plan, eligible employees includes only those individuals newly hired by Ditech or its affiliates, so long as those persons either (i) were not previously employed or serving as a director of Ditech or its affiliates, or (ii) entered into an employment relationship with us following a *bona fide* period of non-employment. The aggregate number of shares of common stock that may be issued pursuant to nonstatutory stock options under the 2005 New Recruit Stock Option Plan is 500,000 shares. Such number includes the 300,000 shares added to the reserve in connection with the hiring of a new Vice President of Worldwide Sales in February 2006. All grants under the 2005 New Recruit Stock Plan to eligible employees must be approved either by a majority of "independent directors" within the meaning of Rule 4200 of the NASD Marketplace Rules, or by our Compensation Committee.

Item 13—Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

Ditech has entered into indemnity agreements with certain officers and directors which provide, among other things, that Ditech will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Ditech, and otherwise to the fullest extent permitted under Delaware law and Ditech's By-laws.

Policies and Procedures For Review of Related Party Transactions

Pursuant to the charter of our Audit Committee, unless previously approved by another independent committee of our Board of Directors, our Audit Committee reviews and, if determined appropriate, approves all related person transactions. It is management's responsibility to bring related person transactions to the attention of the members of the Audit Committee.

Our Code of Conduct and Ethics provides that our employees, including our officers and directors, should avoid conflicts of interest that occur when their personal interests may interfere in any way with the performance of their duties or the best interests of Ditech. Our Code of Conduct and Ethics also addresses specific types of related person transactions and how they should be addressed. All of our employees, including our officers and directors, are expected and required to adhere to the Code of Conduct and Ethics. If an officer or director has any questions regarding whether a potential transaction would be in violation of the Code of Conduct and Ethics, they are required to bring this to the attention of our Compliance Officer or General Counsel. If the potential transaction is a related person transaction, it would be recognized as such and brought to the Audit Committee for pre-approval.

Further, each of our officers and directors is knowledgeable regarding the requirements of obtaining approval of related person transactions and is responsible for identifying any related-person transaction involving such officer or director or his or her affiliates and immediate family members and seeking approval from our Audit Committee before he or she or, with respect to immediate family members, any of their affiliates, may engage in the transaction.

Our Audit Committee will take into account all relevant factors when determining whether to approve or disapprove of any related person transaction.

Independence of The Board of Directors

As required under the National Association of Securities Dealers, Inc. ("NASD") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with Ditech's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NASD, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and Ditech, its senior management and its independent registered public accounting firm, the Board affirmatively has determined that all of Ditech's directors are independent directors within the meaning of the applicable NASD listing standards, except for Mr. Montgomery, Ditech's former President and Chief Executive Officer. On August 15, 2007, Mr. Harper became Ditech's Interim Chief Executive Officer and ceased to be independent.

Item 14—Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following table represents aggregate fees billed to Ditech Networks for fiscal years ended April 30, 2007 and April 30, 2006 by PricewaterhouseCoopers LLP for professional services rendered.

	Fiscal Year Ended	
	2007	2006
	(in thousands)	
Audit Fees	$775	$616
Audit-related Fees	—	—
Tax Fees	—	10
All Other Fees (specifically describe all other fees incurred)	—	—
Total Fees	$775	$626

The audit-related fees consist of the review of Ditech's S-8 filings.

The tax fees consist of primarily tax compliance services.

All fees described above were approved by the Audit Committee.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, PricewaterhouseCoopers LLP. The policy generally pre-approves specified services in the defined categories of audit and audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. The Audit Committee has determined that the rendering of the services other than audit services by PricewaterhouseCoopers LLP is compatible with maintaining the principal accountant's independence, within these defined categories of audit related and tax services.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DITECH NETWORKS, INC.

August 28, 2007 By: /s/ EDWIN L. HARPER

Edwin L. Harper
Chairman of the Board and Interim Chief Executive Officer

Exhibit Index

To Amendment No. 1 to Annual Report on Form 10-K/A

Exhibit	Description of document
31.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

Certification

I, Edwin L. Harper, certify that:

1. I have reviewed this Amendment No. 1 to Annual Report on Form 10-K/A of Ditech Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: August 28, 2007.

/s/ EDWIN L. HARPER
Edwin L. Harper
Chairman of the Board and Interim Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

Certification

I, William J. Tamblyn, certify that:

1. I have reviewed this Amendment No. 1 to Annual Report on Form 10-K/A of Ditech Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: August 28, 2007

/s/ WILLIAM J. TAMBLYN

William J. Tamblyn

Chief Financial Officer (Principal Financial Officer)

DITECH NETWORKS, INC.

825 E. Middlefield Road
Mountain View, California 94043



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On October 10, 2007

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of DITECH NETWORKS, INC., a Delaware corporation. The meeting will be held on Wednesday, October 10, 2007 at 1:00 p.m. local time at Ditech's offices, 825 E. Middlefield Road, Mountain View, California 94043, for the following purposes:

1. To elect one director to hold office until the 2010 Annual Meeting of Stockholders.
2. To ratify the selection by Ditech's Audit Committee of PricewaterhouseCoopers LLP as Ditech's independent registered public accounting firm for Ditech's fiscal year ending April 30, 2008.
3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is September 5, 2007. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

William J. Tamblyn
Secretary

Mountain View, California
September 10, 2007

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

DITECH NETWORKS, INC.

825 E. Middlefield Road
Mountain View, California 94043

PROXY STATEMENT
FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS

October 10, 2007

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of Ditech Networks, Inc. is soliciting your proxy to vote at Ditech's 2007 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

Ditech intends to mail this proxy statement and accompanying proxy card on or about September 12, 2007 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on September 5, 2007 will be entitled to vote at the annual meeting. On this record date, there were 33,250,831 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on September 5, 2007 your shares were registered directly in your name with Ditech's transfer agent, Wells Fargo Bank, National Association, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on September 5, 2007 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are two matters scheduled for a vote:

- Election of one director;
- Ratification of PricewaterhouseCoopers LLP as Ditech's independent registered public accounting firm for Ditech's fiscal year ending April 30, 2008.

How do I vote?

You may either vote "For" the nominee to the Board of Directors or you may "Withhold" your vote for the nominee. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Ditech. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of September 5, 2007.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of the nominee for director, and "For" the ratification of the Audit Committee's appointment of our independent registered public accounting firm. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to Investor Relations Department, Ditech Networks, Inc., 825 E. Middlefield Road, Mountain View, CA 94043.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

If you want to make a proposal to be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by May 15, 2008, to Investor Relations Department, Ditech Networks, Inc., 825 E. Middlefield Road, Mountain View, CA 94043; however, if Ditech's 2008 Annual Meeting of Stockholders is not held between September 10, 2008 and November 9, 2008, then the deadline will be a reasonable time prior to the time we begin to print and mail our proxy materials. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so no earlier than June 12, 2008 and no later than July 12, 2008; provided, however, that in the event that the date of the annual meeting is held more than 30 days prior to or more than 30 days after October 10, 2008, notice by the stockholder to be timely must be delivered not earlier than the close of business on the 120th day prior to the 2008 annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made. Stockholders are also advised to review our bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items.

How many votes are needed to approve each proposal?

- For the election of the director, the nominee receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, Proposal No. 2, to approve the ratification of our Audit Committee's selection of our independent registered public accounting firm, must receive a "For" vote from the majority of

shares voting either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 33,250,831 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the meeting or a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in Ditech's quarterly report on Form 10-Q for the second quarter of fiscal 2008 which we expect to file on or before December 10, 2007.

PROPOSAL 1

ELECTION OF DIRECTORS

Ditech's Board of Directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors, unless the Board determines that the vacancy shall be filled by the stockholders. A director elected by the Board to fill a vacancy shall serve for the remainder of the full term of that class, and until the director's successor is elected and qualified. This includes vacancies created by an increase in the number of directors.

The Board of Directors presently has five members. There is one director in the class the term of office of which expires in 2007. Mr. Hasler, the sole nominee, is currently a director of Ditech who was previously elected by the stockholders. If elected at the annual meeting, the nominee would serve until the 2010 annual meeting and until his or her successor is elected and has qualified, or until the director's death, resignation or removal.

It is Ditech's policy that its directors are encouraged to attend the Annual Meeting, and may do so telephonically. All of Ditech's directors attended the 2006 Annual Meeting of Stockholders.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting. The nominee receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominee named below. In the event that the nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. The person nominated for election has agreed to serve if elected, and management has no reason to believe that the nominee will be unable to serve.

The following is a brief biography of the nominee and each director whose term will continue after the Annual Meeting.

NOMINEE FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2010 ANNUAL MEETING

William A. Hasler, age 65, has been a director of Ditech since May 1997. He was the Vice Chairman of Aphton Corporation, a bio-pharmaceutical company and he served as its Co-Chief Executive Officer until February 2004. From August 1991 to July 1998, Mr. Hasler was the Dean of the Haas School of Business at the University of California at Berkeley, and from January 1984 to August 1991, Mr. Hasler served as a Vice Chairman of KPMG Peat Marwick. Mr. Hasler is a director of numerous companies, including Schwab Funds, a financial service company, Solectron Corp., an electronics manufacturing services company (where he also serves as chairman), and Harris Stratex Networks. He received a B.A. from Pomona College and an M.B.A. from Harvard University.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF THE NAMED NOMINEE.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2008 ANNUAL MEETING

Gregory M. Avis, age 48, has been a director of Ditech since February 1997. Mr. Avis has served as a Managing Partner of Summit Partners, a venture capital and private equity firm, since 1990 and has been a General Partner since 1987. Mr. Avis also served as a director of IMPAC Medical Systems, a developer and marketer of oncology practice management systems, and several privately held companies. Mr. Avis received a B.A. from Williams College and an M.B.A. from Harvard University.

Edwin L. Harper, age 62, has been a director at Ditech since December 2002, has served as our Lead Independent Director since November 2003, has served as our Chairman of the Board since June 2007 and as our Interim Chief Executive Officer since August 15, 2007. He also serves on the Board of Directors of Avocent, Inc., a leading worldwide manufacturer of keyboard, video and mouse switching and connectivity systems for IT Managers in network client/server environments, Verari, Inc., a privately held manufacturer of high performance cluster computers, and MxLogic, Inc., a privately held software firm that provides e-mail security software and managed services. Mr. Harper has over 30 years experience in the high-tech field and has served as President and Chief Executive Officer of several companies, including Colorado Memory Systems, a computer storage company. From August 1999 to June 2001, Mr. Harper served as President and Chief Executive Officer at Manufacturing Technology, Inc., a manufacturer of slicing machine systems. Mr. Harper currently serves as the Chairman and Chief Executive Officer of White Cell Software, Inc., a start up providing end-point network security software. Mr. Harper also has extensive experience serving on several companies' Board of Directors. From 1993 to May 2002, Mr. Harper served on the Board of Directors of Network Associates, a $1 billion network security and management software company. During part of his tenure on the Network Associates' Board, Mr. Harper served as Chairman. He received a B.S. and an M.S. in electrical engineering from Colorado State University.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2009 ANNUAL MEETING

Dr. Andrei M. Manoliu, age 55, has been a director of Ditech since June 2000. He is currently an independent business and financial consultant to emerging growth companies. From September 2000 to October 2001, Dr. Manoliu served as the Chief Executive Officer of Nanomix, Inc., a leading nanoelectronic detection company. From 1982 through March 2000, Dr. Manoliu was an attorney with Cooley Godward LLP, where he was a senior partner prior to his departure. During his tenure at Cooley Godward LLP, he served as outside counsel to Ditech. Dr. Manoliu received a Ph.D. in Solid State Physics from the University of California, Berkeley, and a J.D. from Stanford Law School.

David M. Sugishita, age 59, has served as a director and Chairman of the Audit Committee of Ditech since February 2003. He also serves as director and non-executive Chairman of the Board, Chairman of the Audit Committee as well as Chairman of the Corporate Nominating & Governance Committee for Atmel Corporation. In addition, he serves as director for Micro Component Technology. Since 2000, Mr. Sugishita has taken various short-term assignments including Exective Vice President of Special Projects at Peregrine Systems, a global provider of enterprise software, from December 2003 to July 2004, and Exective Vice President and Chief Financial Officer at SONICblue, Inc., a provider of products for electronics markets, from January 2002 to April 2002. Prior to 2000, Mr. Sugishita held various senior financial management positions: Synopsys, Inc. (Senior Vice President and Chief Financial Officer) from 1997 to 2000; Actel (Senior Vice President and Chief Financial Officer) from 1995 to 1997; Micro Component Technology (Senior Vice President and Chief Financial Officer) from 1994 to 1995; Applied Materials (Vice President and Corporate Controller) from 1991 to 1994; and National Semiconductor (Vice President of Finance) from 1978 to 1991. Mr. Sugishita holds degrees in business administration from San Jose State University (B.S.) and University of Santa Clara (M.B.A.).

Independence of the Board of Directors

As required under the National Association of Securities Dealers, Inc. ("NASD") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with Ditech's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NASD, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and Ditech, its senior management and its independent registered public accounting firm, the Board affirmatively has determined that all of Ditech's current directors are independent directors within the meaning of the applicable NASD listing standards, except for Mr. Harper, who is currently serving as Ditech's Interim Chief Executive Officer.

Information Regarding the Board of Directors and its Committees

As required under new NASD listing standards, Ditech's independent directors meet in regularly scheduled executive sessions at which only independent directors are present.

The Board has three committees: an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. The following table provides membership and meeting information for fiscal 2007 for each of the Board committees:

Name	Audit	Compensation	Corporate Governance and Nominating
Gregory M. Avis		X	X
Edwin L. Harper		X*	X*
William A. Hasler	X	X	
Dr. Andrei M. Manoliu	X		X
David M. Sugishita	X*		
Total meetings in fiscal year 2007	11	7	1

* Committee Chairperson. Mr. Harper ceased to serve on the Compensation Committee and Corporate Governance and Nominating Committee on August 15, 2007, the date that he became Ditech's Interim Chief Executive Officer. On this date, Mr. Avis became Chairperson of the Compensation Committee and Dr. Manoliu became Chairperson of the Corporate Governance and Nominating Committee.

Below is a description of each committee of the Board of Directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards) and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to Ditech.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors oversees Ditech's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee: evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on Ditech's audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by Ditech regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in Ditech's Annual Report on Form 10-K; and discusses with management and the independent registered public accounting firm the results of the annual audit and the results of Ditech's quarterly financial statements. The Audit Committee has adopted a written Audit Committee Charter, a copy of which is attached here to as Appendix A.

The Board of Directors annually reviews the NASD listing standards definition of independence for Audit Committee members and has determined that all members of Ditech's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). The Board of Directors has determined that each of Messrs. Sugishita and Hasler qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Sugishita's level of knowledge and experience based on a number of factors, including his formal education and experience as a chief financial officer for public reporting companies. The Board made a qualitative assessment of Mr. Hasler's level of knowledge and experience based on a number of factors, including his formal education, his service as the Dean of the Haas School of Business at the University of California at Berkeley, and his experience as Vice Chairman of KPMG Peat Marwick, a large independent auditor.

COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors reviews and approves the overall compensation strategy and policies for Ditech. The Compensation Committee: reviews and approves corporate performance goals and objectives relevant to the compensation of Ditech's executive officers and other senior management; reviews and approves the compensation and other terms of employment of Ditech's Chief Executive Officer; reviews and approves the compensation and other terms of employment of the other executive officers; and administers Ditech's employee equity plans and other similar programs. The Compensation Committee has adopted a written Compensation Committee Charter, a copy of which is attached hereto as Appendix B.

The Compensation Committee does not delegate its authority to others. However, the Compensation Committee does receive recommendations as to executive officer compensation from management. Our Chief Executive Officer annually reviews the performance of each executive officer (other than the Chief Executive Officer himself, whose performance is reviewed solely by the Compensation Committee). Our Chief Executive Officer presents his compensation recommendations based on management reviews, including with respect to salary adjustments and annual bonus award amounts, and equity grants to the Compensation Committee. These recommendations are just one factor that the Compensation Committee takes into account in making its compensation decisions. Human Resources is involved in summarizing the applicable information and provides input based solely on survey information and trends.

In fiscal 2007 and 2008, the Compensation Committee engaged Compensia, Inc., an executive compensation consulting firm, to conduct an annual review of its total compensation program for our named executive officers. Compensia provides the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions for the named executive officers. Compensia made specific recommendations in 2007, but provided only update information for assessment in 2008.

Specifically, Compensia assisted the Compensation Committee with a marketplace assessment of our named executive officers' compensation in comparison to the compensation for comparable positions within our core and broader groups. The Compensation Committee engaged Compensia to complete a competitive review of our executive compensation program and to make forward-looking recommendations regarding our ongoing executive compensation philosophy and course of action.

A further discussion of the processes and procedures for executive officer compensation may be found in the section entitled "Compensation Discussion and Analysis" later in this proxy statement. Compensation for our outside directors is determined by the Corporate Governance and Nominating Committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee of the Board of Directors is responsible for identifying, reviewing and evaluating candidates to serve as directors of Ditech, reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board, developing a set of corporate governance principles for Ditech, and recommending to the Board the compensation to be paid to outside directors. In assessing and recommending to the Board the compensation for our outside directors, the Corporate Governance and Nominating Committee assesses outside director compensation generally in the same manner as the Compensation Committee assesses executive officer compensation, including reviewing surveys prepared by Radford Associates, recommendations from Compensia, an outside consultant engaged by the Compensation Committee, and recommendations of management based on this information. The Corporate Governance and Nominating Committee has adopted a written Corporate Governance and Nominating Committee Charter, a copy of which is attached hereto as Appendix C.

The Corporate Governance and Nominating Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, and having the highest personal integrity and ethics. The Corporate Governance and Nominating Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Ditech, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of Ditech's stockholders.

However, the Corporate Governance and Nominating Committee retains the right to modify these qualifications from time to time.

The Corporate Governance and Nominating Committee has established a process for identifying and evaluating nominees for director of Ditech. This process is that candidates for director nominees are to be reviewed in the context of the current composition of the Board, the operating requirements of Ditech and the long-term interests of stockholders. In conducting this assessment, the Corporate Governance and Nominating Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and Ditech, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Corporate Governance and Nominating Committee reviews such directors' overall service to Ditech during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Corporate Governance and Nominating Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Corporate Governance and Nominating Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Corporate Governance and Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Corporate Governance and Nominating Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Corporate Governance and Nominating Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates, nor has it received a director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

The Corporate Governance and Nominating Committee will consider director candidates recommended by stockholders. The Corporate Governance and Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Corporate Governance and Nominating Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Corporate Governance and Nominating Committee at the following address: Ditech Networks, Inc., 825 East Middlefield Road, Mountain View, California 94043, Attention: Director Nominations. This written recommendation must be delivered by at least May 13, 2008, the date 120 days prior to the anniversary date of the mailing of Ditech's proxy statement for the last Annual Meeting of Stockholders. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of Ditech's stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Meetings of the Board of Directors

The Board of Directors met seven (7) times during the last fiscal year. Each Board member attended or participated telephonically in 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Ditech's Board has adopted a formal process by which stockholders may communicate with the Board or any of its directors. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Secretary of Ditech Networks, Inc. at 825 E. Middlefield Road, Mountain View, CA 94043, Attention: Secretary. Communications also may be sent by e-mail to the following address stockholderinquiries@ditechnetworks.com. Any communication sent must state the number of shares owned by the security holder making the communication. The Secretary will review each communication. The Secretary will forward such communication to the Board or to any individual director to whom the communication is addressed unless the communication is unduly hostile, threatening or similarly inappropriate, in which case, the Secretary will discard the communication. All communications directed to the Audit Committee in accordance with Ditech's Escalation Process for Suspected Illegal Acts, Fraud or Departures from Ditech's Code of Conduct and Questioned Accounting/Reporting Matter that relate to questionable accounting or auditing matters involving Ditech will be promptly and directly forwarded to the Audit Committee.

CODE OF BUSINESS CONDUCT AND ETHICS

Ditech has adopted the Ditech Networks, Inc. Code of Conduct and Ethics that applies to all officers, directors and employees. A copy of the Code of Conduct and Ethics will be sent to any person requesting a copy without charge. To request a copy of our Code of Conduct and Ethics, please contact: Investor Relations, Ditech Networks, Inc., 825 East Middlefield Road, Mountain View, CA 94303, or call our Investor Relations Department at (650) 623-1308. If Ditech makes any substantive amendments to the Code of Conduct and Ethics or grants any waiver from a provision of the Code to any executive officer or director, Ditech will promptly disclose the nature of the amendment or waiver on a Form 8-K filing, or if permitted by Nasdaq, on its website.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS(1)

The Audit Committee of Ditech is composed of three non-employee directors: Messrs. Sugishita, Hasler and Dr. Manoliu.

Management is responsible for Ditech's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of Ditech's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and PricewaterhouseCoopers LLP. The discussions with PricewaterhouseCoopers LLP also included the matters required by Statement on Auditing Standards No. 61 (Communications with Audit Committees). The Audit Committee received from PricewaterhouseCoopers LLP written disclosures and the letter regarding its independence as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). This information was discussed with PricewaterhouseCoopers LLP.

Based on its discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Ditech's Annual Report on Form 10-K for the fiscal year ended April 30, 2007 filed with the Securities and Exchange Commission.

Audit Committee

David M. Sugishita
William A. Hasler
Dr. Andrei M. Manoliu

---

(1) Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of Ditech under the 1933 Act or 1934 Act regardless of any general incorporation language in such filings.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP as Ditech's independent registered public accounting firm for the fiscal year ending April 30, 2008 and the Board has further directed that management submit the selection of independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited Ditech's financial statements since April 1998. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither Ditech's bylaws nor other governing documents or law require stockholder ratification of the selection of PricewaterhouseCoopers LLP as Ditech's independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of Ditech and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of PricewaterhouseCoopers LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS' FEES

The following table represents aggregate fees billed to Ditech Networks for fiscal years ended April 30, 2007 and April 30, 2006 by PricewaterhouseCoopers LLP for professional services rendered.

	Fiscal Year Ended	
	2007	2006
	(in thousands)	
Audit Fees	$775	$616
Audit-related Fees	—	—
Tax Fees	—	10
All Other Fees (specifically describe all other fees incurred)	—	—
Total Fees	$775	$626

The audit-related fees consist of the review of Ditech's S-8 filings.

The tax fees consist of primarily tax compliance services.

All fees described above were approved by the Audit Committee.

PRE-APPROVAL POLICIES AND PROCEDURES.

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, PricewaterhouseCoopers LLP. The policy generally pre-approves specified services in the defined categories of audit and audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public

accounting firm or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. The Audit Committee has determined that the rendering of the services other than audit services by PricewaterhouseCoopers LLP is compatible with maintaining the principal accountant's independence, within these defined categories of audit related and tax services.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of July 31, 2007 by: (1) each director; (2) each of the executive officers named in the Summary Compensation Table; (3) all our executive officers and directors as a group; and (4) all those known by us to be beneficial owners of more than five percent of our common stock, if any. We do not have any class of equity securities outstanding other than our common stock.

	Beneficial Ownership(1)	
Name and Address of Beneficial Owner	Number of Shares	Percent of Total
FMR Corp., et al(2)	3,234,000	9.73
Dimensional Fund Advisors LP(3)	2,480,062	7.46
ICM Asset Management, Inc.(4)	2,399,437	7.22
Barclays Global Investors, NA.(5)	2,390,351	7.19
Riley Investment Management LLC(6)	2,246,182	6.76
Lloyd I. Miller, III(7)	1,672,669	5.03
CCM Master Qualified Fund, Ltd.(8)	1,669,542	5.02
Timothy K. Montgomery(9)	1,547,459	4.47
William J. Tamblyn(10)	843,728	2.48
Lowell B. Trangsrud(11)	587,480	1.74
Lee H. House(12)	318,639	*
Gary D. Testa(13)	179,167	*
Dr. Caglan M. Aras(14)	162,061	*
William A. Hasler(15)	99,640	*
Edwin L. Harper(16)	90,000	*
David M. Sugishita(17)	67,500	*
Dr. Andrei M. Manoliu(18)	56,000	*
Gregory M. Avis(19)	50,000	*
All current directors and executive officers as a group (11 persons)(20)	3,984,384	10.81

* Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1) This table is based upon information supplied by officers and directors and upon information gathered by Ditech about principal stockholders known to us based on a Schedule 13G or 13D filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 33,232,969 shares outstanding on July 31, 2007, adjusted as required by rules promulgated by the SEC. All shares of common stock subject to options currently exercisable or exercisable within 60 days after July 31, 2007

are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

(2) Based on a Schedule 13G/A reporting beneficial ownership as of December 31, 2006. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., is the beneficial owner of the shares as a result of acting as investment adviser to Fidelity Low Priced Stock Fund ("Fund"), which owned all of the shares. Edward C. Johnson 3d, Chairman of FMR Corp., and FMR Corp., through its control of Fidelity and the Fund each has sole power to dispose of the shares owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund's Boards of Trustees. The address of FMR Corp., Fidelity and the Fund is 82 Devonshire Street, Boston, Massachusetts 02109.

(3) Based on a Schedule 13G/A reporting beneficial ownership as of December 31, 2006. Dimensional Fund Advisors LP ("Dimensional") is a registered investment adviser who furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. Dimensional possesses investment and/or voting power over the Stock. The investment companies, trusts, and accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Dimensional disclaims beneficial ownership of the Stock. The principal business office of Dimensional Fund Advisors LP is located at 1299 Ocean Avenue, Santa Monica, CA 90401.

(4) Based on a Schedule 13G reporting beneficial ownership as of December 31, 2006. ICM Asset Management, Inc. ("ICM") is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. James M. Simmons is the President and controlling shareholder of ICM Asset Management, Inc. ICM and Mr. Simmons have shared dispositive power with respect to all of the shares, and shared voting power with respect to 1,027,312 of the shares. The principal business office of ICM and Mr. Simmons is located at 601 W. Main Avenue, Suite 600, Spokane, WA 99201.

(5) Based on a Schedule 13G reporting beneficial ownership as of December 31, 2006. Represents shares held by Barclays Global Investors, NA and affiliated entities, over which sole dispositive power is held and over 2,263,685 shares of which sole voting power is held. The principal business office of Barclays Global Investors, NA is located at 45 Fremont Street, San Francisco, CA 94105.

(6) Based on a Schedule 13D/A reporting beneficial ownership as of June 4, 2007. Riley Investment Management, LLC. ("RIM"), is the beneficial owner of the shares as a result of acting as investment manager to Riley Investment Partners Master Fund, L.P. ("Fund"), which owns all of the shares. Bryant Riley is the sole manager of RIM. With respect to 2,082,849 shares, RIM, the Fund and Mr. Riley each have sole power to dispose of the shares and sole voting power. Each of RIM and Mr. Riley has sole voting power and dispositive power over 163,333 shares held by Mr. Riley as an investment advisory client to RIM. RIM has shared voting power and dispositive power over 244,638 shares owned by its investment advisory clients. Although Mr. Riley controls RIM's voting and investment decisions for its investment advisory clients, RIM and Mr. Riley disclaim beneficial ownership of these shares. B. Riley and Co. Inc. ("BRC") has sole voting and dispositive power over 50,000 shares of Common Stock. Although Mr. Riley is the Chairman and controlling shareholder of BRC, Mr. Riley disclaims beneficial ownership of these shares. The address of RIM, the Fund, BRC and Bryant Riley is 11100 Santa Monica Blvd. Suite 810, Los Angeles, CA 90025.

(7) Based on a Schedule 13G reporting beneficial ownership as of July 10, 2007. Represents shares held by Lloyd I Miller, III and affiliated entities, over 788,524 shares of which sole voting or dispositive

power is held and over 884,145 shares of which shared voting or dispositive power is held. The principal business office of Lloyd I. Miller, III is located at 4550 Gordon Drive, Naples, FL 64102.

(8) Based on a Schedule 13G reporting beneficial ownership as of January 29, 2007. Coghill Capital Management, LLC. ("CCM"), is the beneficial owner of the shares as a result of acting as investment manager to CCM Master Qualified Fund, Ltd. ("Fund"), which owns all of the shares. Clint D. Coghill is the Managing Member of CCM. CCM, the Fund, and Mr. Coghill have shared power to dispose of the shares and shared voting power. CCM, the Fund, and Mr. Coghill disclaim beneficial ownership except to the extent of their pecuniary interest. The address of CCM, the Fund and Clint D. Coghill is One North Wacker Drive—Suite 4350, Chicago, IL 60606.

(9) Includes 1,371,888 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007. Also includes 23,180 shares held by Mr. Montgomery's spouse as custodian for his children.

(10) Includes 762,086 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(11) Includes 567,400 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(12) Includes 307,510 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(13) Includes 179,167 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(14) Includes 158,127 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(15) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(16) Includes 90,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(17) Includes 67,500 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(18) Includes 40,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007. Total number of shares includes: 10,000 shares held by the Manoliu/Neimat Living Trust; 3,000 shares held by Dr. Manoliu in an individual retirement account and 1,000 in a qualified retirement plan; and 2,000 shares held in a qualified retirement plan by Marie-Anne Neimat, Dr. Manoliu's wife.

(19) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2007.

(20) Includes 3,544,212 shares issuable upon the exercise of stock options and vesting of restricted stock units within 60 days after July 31, 2007. See footnotes 9 through 19 above.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of our equity compensation plans and grants made outside of any plans in effect as of April 30, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity Compensation Plans Approved by Security Holders(1)	5,864,711	$7.87	2,617,826
Equity Compensation Plans Not Approved by Security Holders(2)	1,264,728	$8.02	286,774
Total	7,129,439	$7.90	2,904,600

(1) Consists of Ditech's 2006 Equity Incentive Plan, 1999 Employee Stock Purchase Plan, 1999 Non-Employee Directors' Stock Option Plan, 1998 Stock Option Plan, and 1997 Stock Option Plan. With respect to the 1999 Employee Stock Purchase Plan, 468,357 shares available for issuance are included in column (c) in the reserve. Excluded are 172,975 shares of unvested Restricted Stock Awards. No amounts with respect to the 1999 Employee Stock Purchase Plan are included in columns (a) or (b).

(2) Consists of Ditech's 1999 Non-Officer Equity Incentive Plan, the 2005 New Recruit Stock Plan, and the 2005 New Recruit Stock Option Plan, and options assumed in connection with the Atmosphere Networks, Inc. acquisition in July 2000 (623 shares) and the Jasomi acquisition in June of 2005 (83,250). Stockholder approval was not required for the assumption of such options. Excluded are 53,717 shares of unvested Restricted Stock Awards.

DESCRIPTION OF EQUITY COMPENSATION PLANS ADOPTED WITHOUT THE APPROVAL OF STOCKHOLDERS

The following equity compensation plans of Ditech were in effect as of April 30, 2007 and were adopted without the approval of our stockholders: the 1999 Non-Officer Equity Incentive Plan, the 2005 New Recruit Stock Plan, and the 2005 New Recruit Stock Option Plan.

1999 NON-OFFICER EQUITY INCENTIVE PLAN

The material features of Ditech's 1999 Non-Officer Equity Incentive Plan (the "1999 Plan") are outlined below:

GENERAL

The 1999 Plan provides for the grant of nonstatutory stock options, stock bonuses and rights to purchase restricted stock (collectively "awards"). To date, we have granted only stock options under the 1999 Plan. An aggregate of 1,000,000 shares of Common Stock is reserved for issuance under the 1999 Plan.

ELIGIBILITY

Employees and consultants of both Ditech and our affiliates who are not officers or directors of Ditech or any of our affiliates are eligible to receive all types of awards under the 1999 Plan, except that officers who have not been previously employed by Ditech are eligible to receive awards if the award is granted as an inducement essential to such officers entering into an employment contract with Ditech.

TERM OF AWARDS

Exercise Price; Payment. The exercise price of nonstatutory options may not be less than 85% of the fair market value of the stock on the date of grant. The purchase price of restricted stock purchase awards may not be less than 85% of the fair market value of the stock on the date of grant. Stock bonuses may be awarded in consideration for past services actually rendered to Ditech or our affiliates.

The exercise price of options and restricted stock purchase awards granted under the 1999 Plan must be paid either in cash at the time the option is exercised (or at the time the restricted stock is purchased) or, at the discretion of the Board, (i) pursuant to a deferred payment arrangement or (ii) in any other form of legal consideration acceptable to the Board. The exercise price of options may also be paid, at the discretion of the Board, by delivery of other shares of our Common Stock.

Award Vesting. Awards granted under the 1999 Plan may become exercisable (in the case of options) or released from a repurchase option in favor of Ditech (in the case of stock bonuses and restricted stock purchase awards) in cumulative increments ("vest") as determined by the Board. The Board has the power to accelerate the time during which an option or a restricted stock purchase award may vest or be exercised. In addition, options granted under the 1999 Plan may permit exercise prior to vesting, but in such event the participant may be required to enter into an early exercise stock purchase agreement that allows Ditech to repurchase unvested shares, generally at their exercise price, should the participant's service terminate before vesting.

Term. The maximum term of options granted under the 1999 Plan is 10 years. Options under the 1999 Plan generally terminate three months after termination of the participant's service, subject to extension in certain circumstances. Ditech generally may repurchase shares that have been issued pursuant to stock bonuses or restricted stock purchase awards granted under the 1999 Plan but have not yet vested as of the date the participant terminates his or her service with Ditech.

Effect of Certain Corporate Transactions. In the event of (i) a dissolution or liquidation of Ditech or (ii) certain specified types of merger, consolidation or similar transactions (collectively, a "corporate transaction"), any surviving or acquiring corporation may assume options outstanding under the Option Plan or may substitute similar options. If any surviving or acquiring corporation does not assume such options or substitute similar options, then with respect to options held by optionholders whose service with Ditech or an affiliate has not terminated as of the effective date of the corporate transaction, the vesting of such options (and, if applicable, the time during which such options may be exercised) will be accelerated in full and the options will terminate if not exercised at or prior to such effective date.

2005 NEW RECRUIT STOCK PLAN

In connection with our acquisition of Jasomi Networks on June 30, 2005, the Board of Directors adopted the 2005 New Recruit Stock Plan. The 2005 New Recruit Stock Plan does not require approval by our stockholders due to its qualification under the "inducement grant exception" provided by Rule 4350(i)(1)(A)(iv) of the NASD Marketplace Rules. The 2005 New Recruit Stock Plan provides for the grant of restricted stock awards and restricted stock unit awards to newly-hired employees as an inducement for those individuals to enter into an employment relationship with Ditech or its affiliates. For purposes of the 2005 New Recruit Stock Option Plan, eligible employees includes only those individuals newly hired by Ditech or its affiliates, so long as those persons either (i) were not previously employed or serving as a director of Ditech or its affiliates, or (ii) entered into an employment relationship with us following a *bona fide* period of non-employment. The aggregate number of shares of common stock that may be issued pursuant to restricted stock awards and restricted stock unit awards under the 2005 New Recruit Stock Plan is 500,000 shares. Jasomi Networks employees hired by Ditech received grants of restricted stock or restricted stock units that vested with respect to 1/3 of the shares subject to their award on the first anniversary of the grant date, and with respect to the balance of the shares in a series of eight (8) successive equal quarterly installments over the two year period measured from the first

anniversary of the grant date. All grants under the 2005 New Recruit Stock Plan to eligible employees must be approved either by a majority of "independent directors" within the meaning of Rule 4200 of the NASD Marketplace Rules, or by our Compensation Committee.

2005 New Recruit Stock Option Plan

In November 2005, the Board adopted the 2005 New Recruit Stock Option Plan. The 2005 New Recruit Stock Option Plan does not require approval by our stockholders due to its qualification under the "inducement grant exception" provided by Rule 4350(i)(1)(A)(iv) of the NASD Marketplace Rules. The 2005 New Recruit Stock Option Plan provides for the grant of nonstatutory stock options to newly-hired employees as an inducement for those individuals to enter into an employment relationship with Ditech or its affiliates. For purposes of the 2005 New Recruit Stock Option Plan, eligible employees includes only those individuals newly hired by Ditech or its affiliates, so long as those persons either (i) were not previously employed or serving as a director of Ditech or its affiliates, or (ii) entered into an employment relationship with us following a *bona fide* period of non-employment. The aggregate number of shares of common stock that may be issued pursuant to nonstatutory stock options under the 2005 New Recruit Stock Option Plan is 500,000 shares. Such number includes the 300,000 shares added to the reserve in connection with the hiring of a new Vice President of Worldwide Sales in February 2006. All grants under the 2005 New Recruit Stock Plan to eligible employees must be approved either by a majority of "independent directors" within the meaning of Rule 4200 of the NASD Marketplace Rules, or by our Compensation Committee.

Executive Compensation and Related Information

Compensation Discussion and Analysis

Overview of Compensation Program

The Board of Directors has delegated the responsibility for executive compensation to the Compensation Committee. The Compensation Committee of the Board currently has responsibility for establishing, implementing and continually monitoring adherence with Ditech's compensation philosophy. The Compensation Committee ensures that the total compensation paid to the executive officers is fair, reasonable and competitive.The Committee also provides the guidelines for other non-executive company employees in both equity and cash compensations on increases and levels. Generally, the types of compensation and benefits provided to executive officers of Ditech are similar to those provided to executive officers of other similarly-situated companies. The discussion below focuses on the compensation relating to the individuals included in the Summary Compensation Table under the caption "Compensation of Executive Officers" below, who are referred to as our "named executive officers."

Compensation Philosophy and Objectives

The Compensation Committee's objective in establishing our executive compensation program is to provide executive compensation that is both successful in attracting and retaining individuals with the skills necessary for us to achieve our long-term business plan, as well motivate and reward those individuals who perform at or above the levels that we expect. In order to do so the Compensation Committee establishes (1) base cash compensation necessary as compensation for services rendered, (2) a significant cash incentive component which will only be paid upon the achievement of company-specific annual, long-term and strategic goals and which will increase with performance exceeding those goals, and (3) equity incentives to further align executive officers' interests with those of the stockholders. Because we face strong competition for individuals with the skills necessary to make the company successful, the Compensation Committee takes industry trends into account with respect to each of these components, and believes that it is necessary for our executive compensation to be at or above the 50th percentile of companies with which we compete for executive talent in order for us to meet our hiring and retention goals.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for the named executive officers. Our Chief Executive Officer annually reviews the performance of each executive officer (other than the Chief Executive Officer himself, whose performance is reviewed solely by the Compensation Committee). Our Chief Executive Officer presents his compensation recommendations based on management reviews, including with respect to salary adjustments and annual bonus award amounts, and equity grants to the Compensation Committee. These recommendations are just one factor that the Compensation Committee takes into account in making its compensation decisions. Human Resources is involved in summarizing the applicable information and provides input based solely on survey information and trends. Other factors are discussed below.

Setting Executive Compensation

In fiscal 2007 and 2008, the Compensation Committee engaged Compensia, Inc., an executive compensation consulting firm, to conduct an annual review of its total compensation program for our named executive officers. Compensia provides the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions for the named executive officers. Compensia made specific recommendations in 2007, but provided only update information for assessment in 2008.

Specifically, Compensia assisted the Compensation Committee with a marketplace assessment of our named executive officers' compensation in comparison to the compensation for comparable positions within our core and broader groups. The Compensation Committee engaged Compensia to complete a competitive review of our executive compensation program and to make forward-looking recommendations regarding our ongoing executive compensation philosophy and course of action.

In making compensation decisions, the Compensation Committee compares each element of total compensation against a group of publicly-traded and privately-held companies based in Northern California with a concentration in technology and with revenues in the $50 million to $200 million range. The Compensation Committee obtains this information from a survey prepared by Radford Associates, referred to in this discussion as the "Radford Executive Survey." The Compensation Committee uses the Radford Executive Survey because the Compensation Committee believes that it is primarily these companies that are the companies against which Ditech competes for talent. There are approximately 137 companies in the Radford Executive Survey.

For comparison purposes, Ditech's annual revenues are approximately 15% below the average revenues of the companies in the Radford Executive Survey. Because of the variance in size among the companies comprising the Radford Executive Survey, the Compensation Committee adjusted the compensation data for differences in company revenues. The Compensation Committee used this information as the basis of comparison of executive compensation between Ditech and the companies in the Radford Executive Survey.

Ditech competes with many larger companies for top executive-level talent. Accordingly, the Compensation Committee generally sets base compensation for executive officers between the 50th and 60th percentiles of salaries paid to similarly situated executive officers of the companies comprising the Radford Executive Survey. The Compensation Committee targets 50th to 75th percentile of the Radford Executive Survey for targeted total cash compensation for our executive officers, which includes salaries and bonuses. The decisions of the Compensation Committee may vary within these ranges, and may occasionally be outside of these ranges as the Compensation Committee deems appropriate based upon the experience level of the individual, individual performance and relative contributions of the executive officer, and market factors. The Compensation Committee typically considers salary levels annually as part of Ditech's performance review process as well as upon a promotion or other change in job responsibility.

The Compensation Committee grants stock options and other equity awards in order to assist Ditech in:

- enhancing the link between the creation of stockholder value and long-term executive incentive compensation;
- providing an opportunity for increased equity ownership by executive officers; and
- maintaining competitive levels of total compensation.

In addressing equity compensation, the Compensation Committee evaluates several groups of survey information from both Compensia and Radford. The review is based on four different Radford surveys that address option grants as: 1) options as a percentage of outstanding shares for companies from $30 million to $99 million; 2) options as a percentage of outstanding grants for executive officers; 3) grants based on outstanding shares, ongoing grant levels; and 4) blended ongoing grant information. Additionally, the Compensation Committee evaluated the blending of four surveys from Compensia related to companies with: 1) revenues from $50 million to $200 million; 2) San Francisco Bay Area survey on compensation; 3) executive compensation; and 4) a global long-term incentive survey, and considers differences and similarities to the Radford information as it makes decisions.

The Compensation Committee allocates a significant percentage of total compensation to incentives as a result of the philosophy mentioned above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Our executive officers realize income from incentive compensation as a result of the performance of Ditech, depending on the type of award, compared to established goals.

2007 Executive Compensation Components

For the fiscal year ended April 30, 2007, the principal components of compensation for named executive officers were base salary and performance-based incentive compensation.

Base Salary

Ditech provides its named executive officers with a base salary to provide them compensation for services rendered during the fiscal year. The Compensation Committee determines base salary ranges for the named executive officers based on the factors cited above. In determining the base salaries for fiscal 2007, the Compensation Committee analyzed the base salary and performance-based compensation of each executive officer subject to the October 2006 Radford Executive Compensation Survey for companies with annual revenues in the $50 million to $200 million range based on companies throughout the country.

Performance-Based Incentive Compensation

Annual target performance-based compensation for fiscal 2007 for each named executive officer, as set forth in the *Summary Compensation Table* below in the next section, was a percentage of the named executive officer's base salary. The Compensation Committee established the target performance-based compensation levels using the principles described above. The Compensation Committee also established the 2007 Executive Bonus Plan, which determined the percentage of target performance-based compensation payable based on our revenue, operating profit and individual objectives, with a small component of discretionary bonus to take into account non-quantifiable contributions. The target performance-based compensation level ranged from 40% to 100% of each named executive officer's base salary, and were as follows: Mr. Montgomery, CEO—100%; Messrs Tamblyn and Trangsrud, EVPs—60%; and Mr. Aras, VP—40%. The Compensation Committee arrived at these percentages based upon the principles described above and information considered from the Radford Executive Survey.

In May 2006, the Compensation Committee approved the 2007 Executive Bonus Plan. The Compensation Committee established financial targets for our 2007 Executive Bonus Plan in conjunction with our fiscal 2007 annual budget process. The Compensation Committee has chosen full year non-GAAP income from operations as one of the evaluation metrics for determining payment under the 2007 Executive Bonus Plan. Non-GAAP income from operations is operating profit before stock-based compensation expense. The Compensation Committee uses non-GAAP income from operations, rather than GAAP income from operations, as it believes that this measure is more reflective of Ditech's core operating performance, which is what the Compensation Committee has designed the compensation structure to reward.

Bonuses were earned based on (a) company performance against Ditech's 2007 Operating Plan, (b) individual performance against established individual goals, and (c) a discretionary portion. Weighting of these components is as follows:

Revenue	*40%*
Operating Profit(1)	*30%*
Individual Goals	*20%*
Discretionary Bonus	*10%*

(1) Operating profit is on a non-GAAP basis. It is our GAAP performance less the FAS 123R non-cash expense charge for the period(s).

The Compensation Committee determined to use these metrics, and to establish these respective weightings, to ensure that overall company performance is a key and top priority for the Executive Team. Increased revenues mean growth, and the operating profit metric is to ensure profitability. Lastly, each executive officer also has goals that are pertinent to his specific area or a group goal he can support. An example would be in the implementation of Sarbanes-Oxley for the Chief Financial Officer in the past years, which is a critical function but not reflected in operating results. The individual and discretionary portions are to incentivize the executive to add value in multiple areas, even outside the revenue and profit areas, as may be needed.

Revenue Component of Executive's Bonus: There is no pay out if actual revenue does not meet or exceed at least 80% of target revenue as set forth in Ditech's 2007 Operating Plan. For every percentage point actual revenue exceeds 80% of target revenue as set forth in Ditech's 2007 Operating Plan, the executive will earn 3% of the portion of target bonus allocated to the revenue component.

Operating Profit Component of Executive's Bonus: There is no pay out if actual operating profit does not equal or exceed at least 80% of target operating profit as set forth in Ditech's 2007 Operating Plan. If actual operating profit equals 80% of target operating profit as set forth in Ditech's 2007 Operating Plan, the executive will earn 40% of the portion of target bonus allocated to the operating profit component. Then for every percentage point actual operating profit exceeds 80% of target operating profit as set forth in Ditech's 2007 Operating Plan, the executive will earn (a) an additional 3% of the portion of target bonus allocated to the operating profit component, until actual operating profit equals target operating profit as set forth in Ditech's 2007 Operating Plan, and (b) an additional 3% of the portion of target bonus allocated to the operating profit component for actual operating profit exceeding target operating profit as set forth in Ditech's 2007 Operating Plan.

The Compensation Committee's philosophy emphasizes pay for performance through a scaled structure that recognizes the risks associated with goal setting in a volatile business environment. Target revenues and operating targets require execution, and are demanding and stretch oriented. The minimum performance at 80% of target is to ensure a minimum level of performance before any bonus is paid, with a strong incentive to reach that 80% amount. This 80% minimum performance recognizes that the 100%

target amount is a stretch goal and attainment involves a high degree of difficulty. Therefore, at a minimum level there is a partial bonus, and the better the overall company performance, the greater the bonus attainment.

Individual Goals: Individual goals were as recommended by our Chief Executive Officer (other than with respect to himself) and approved by the Compensation Committee.

Caps on Bonus: For the revenue component of the payment to pay out greater than 100% of target for the revenue component, actual operating profit must equal or exceed 80% of target operating profit as set forth in Ditech's 2007 Operating Plan. The total payout for each Executive was capped at 200% of target bonus.

2008 Executive Compensation Components

Base Salary

The Compensation Committee determines base salary ranges for the named executive officers based on the factors cited above. As an additional factor used in determining the compensation for fiscal 2008, the Compensation Committee analyzed the base salary and performance-based compensation of each executive officer in comparison to the October 2006 Radford Executive Compensation Survey for companies with annual revenues in the $50 million to $200 million range based on companies throughout the country.

Performance-Based Incentive Compensation

In May 2007, the Compensation Committee approved the 2008 Executive Bonus Plan. The 2008 Executive Bonus Plan provides for the payment of an annual cash bonus based on an individual targeted bonus amount for each executive officer, ranging from 40% to 60% of the named executive officer's base salary, the exact amount established based on the principles discussed above. Mr. Montgomery was not assigned a percentage, as he had determined to retire. The Compensation Committee established financial targets for our 2008 Executive Bonus Plan in conjunction with our annual budget process. Bonuses will be earned based on (a) company performance as against Ditech's 2008 Operating Plan, again based on revenues and non-GAAP income from operations, (b) individual performance as against established individual goals, and (c) a discretionary portion. Weighting of these components is the same as for our 2007 Executive Bonus Plan.

Revenue Component of Executive's Bonus: There will be no pay out if actual revenue does not meet or exceed at least 80% of target revenue as set forth in Ditech's 2008 Operating Plan. For every percentage point actual revenue exceeds 80% of target revenue as set forth in Ditech's 2008 Operating Plan, the executive will earn 5% of the portion of target bonus allocated to the revenue component.

Operating Profit Component of Executive's Bonus: There will be no pay out made if actual operating profit does not equal or exceed at least 70% of target operating profit as set forth in Ditech's 2008 Operating Plan. If actual operating profit equals 70% of target operating profit as set forth in Ditech's 2008 Operating Plan, the executive will earn 40% of the portion of target bonus allocated to the operating profit component. For every percentage point actual operating profit exceeds 70% of target operating profit as set forth in Ditech's 2008 Operating Plan, the executive will earn (a) an additional 2% of the portion of target bonus allocated to the operating profit component, until actual operating profit equals target operating profit as set forth in Ditech's 2008 Operating Plan, and (b) an additional 3% of the portion of target bonus allocated to the operating profit component for actual operating profit exceeding target operating profit as set forth in Ditech's 2008 Operating Plan.

Individual Goals: Individual goals were recommended by our Chief Executive Officer (other than with respect to himself) and approved by the Compensation Committee.

Caps on Bonus: For the revenue component of the payment to pay out greater than 100% of target for the revenue component, actual operating profit must equal or exceed 70% of target operating profit as set forth in Ditech's 2008 Operating Plan. The total payout for each Executive will be capped at 200% of target bonus.

We expect that bonus amounts, if earned, will be paid during the fiscal quarter following the release of our earnings for the applicable year.

The Compensation Committee adjusted the bonus payout metrics for the 2008 year to reinforce the maximization of the attainment of the revenue targets. The Compensation Committee still maintained the usage of a minimum attainment required before any payout and the concept that exceeding it provides greater payout as the target amount is exceeded. However, based on the stretch nature and the manner of leveraging Ditech's profitability, shortfalls in revenue can greatly skew the operating profitability. Thus, the Compensation Committee determined to lower the attainment level on the operating profit from target to 70% from the prior year at 80%. The Compensation Committee believed this to be appropriate as part of eliminating the cliff that was in place in 2007. The Compensation Committee believed that lowering the minimum percentage at the same time it removed the cliff promoted a more even and sustained effort from executive officers.

Ownership Guidelines

Ditech currently does not require our directors or executive officers to own a particular amount of our common stock. The Compensation Committee is satisfied that restricted stock and option holdings among our directors and officers are sufficient at this time to provide motivation and to align this group's interests with those of our stockholders.

Stock Option and Stock Award Programs

Historically, Ditech only granted stock options to employees. Commencing in May 2006, the Compensation Committee and Board reassessed our equity compensation practices. The Compensation Committee determined to grant both stock options and restricted stock, referred to as stock awards. This practice commenced in conjunction with our adoption of FAS 123R. In practice, the Compensation Committee determined that the number of shares subject to stock options that would ordinarily be granted would be reduced by 50% and that the number of shares subject to stock awards would be ⅓rd of the number of shares not granted as options. The Compensation Committee determined this change in grant practices would enable Ditech to be more competitive with market dynamics, would be responsive to stockholders sentiments and would reduce the impact of non-cash equity compensation to the operations of Ditech under FAS 123R.

Generally, the Compensation Committee makes a significant stock option grant and stock award when an executive officer commences employment. The grant and award are made within our written guidelines for new-hire grants, consistent with the executive officer's position, and as is negotiated with the executive officer. The Compensation Committee established the guidelines based on our historical practices. The size of each grant is generally set at a level that the Compensation Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the grant guidelines, the individual's position with the company and the individual's potential for future responsibility and promotion. The relative weight given to each of these factors will vary from individual to individual at the Compensation Committee's discretion. The Compensation Committee makes adjustments as it deems reasonable to attract candidates in the competitive environment in which we operate.

The Compensation Committee makes subsequent option grants and stock awards at varying times and in varying amounts at the discretion of the Compensation Committee. Historically, these grants have been made at various times and occasionally at our annual review cycles. As of December 2006, the

Compensation Committee and our Board established a practice to provide replenishment grants at the first regularly scheduled Board meeting after November 1st of each year. The Compensation Committee makes promotion and new hires grants generally on the 10th day of the month subsequent to the month the person commences employment or receives a promotion. The Compensation Committee considers replenishment grants for existing employees, including our executive officers, who have completed approximately one year of service since their last review. The Compensation Committee assesses each executive officer's performance during the prior year during the performance review process, and also considers corporate performance when it grants replenishment options and stock awards. The Compensation Committee determines the vesting schedule and the number of shares granted to ensure a meaningful incentive to remain in Ditech's employ. The Compensation Committee takes into account unvested existing options and awards in determining the size of subsequent grants. The stock option and stock awards will provide a return to the executive officer only if he or she remains in our employ. With respect to stock options, they will only provide a benefit if the market price of our common stock increases over the option term. The Compensation Committee addresses grant practices by reviewing surveys from both Radford and Compensia for comparative purposes. The Compensation Committee looks at averages of similar sized companies by employee position/skill level to assess appropriate levels. Based on these inputs and the number of available grants and awards available, it approves grants based on these conclusions.

The exercise prices of stock options are the Nasdaq closing price of our common stock on the effective date of the grant. Most of the options granted by the Compensation Committee vest at a rate of 25% at the first year cliff, and then monthly thereafter over a total of four years of the ten-year option term, vesting ceases on termination of employment and exercise rights cease 90 days after termination of employment, except in the case of death (subject to an 18 month limitation) or disability (subject to a 12 month limitation). Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. Stock awards granted have rights including voting rights, but are subject to vesting similar to the option grants. Vesting is usually semi-annually, after the first year, to address any tax-related issues on the awards. Awards vest usually over a four year period.

Because we have experienced volatility in our business, the Compensation Committee believes that stock option and award grants currently provide a significant incentive to our employees and executive officers.

Retirement and Other Benefits

401(k) Plan

We maintain a deferred savings retirement plan for our U.S. employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. The deferred savings retirement plan permits Ditech to make discretionary contributions, subject to established limits and a vesting schedule. To date, we have provided discretionary contributions only to match the first $500 per year of contributions on a dollar for dollar basis. However, if Ditech exceeds its internal operating plan by 15%, an additional $500 is added in that year on a similar basis.

Perquisites and Other Personal Benefits

Our executive officers participate in the same group insurance and employee benefit plans as our other salaried employees. At this time we do not provide any material special benefits or other perquisites to our executive officers.

Accounting Implications

Accounting for Stock-Based Compensation

As discussed above, the Compensation Committee determined to revise its equity granting practices to include a portion of equity grants as stock awards, in part to reduce the accounting impact of these equity awards.

COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY OF COMPENSATION

The following table shows the compensation awarded or paid to, or earned by, our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers serving in such capacity at April 30, 2007. We refer to these employees collectively as our "Named Executive Officers."

SUMMARY OF COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total Compensation ($)
Timothy K. Montgomery ...... Chief Executive Officer And President	2007	375,000		—	648,108	169,688	5,179.	1,197,975
William J. Tamblyn........... Executive Vice President And Chief Financial Officer	2007	250,000		4,774	390,568	100,000	1,807	747,149
Dr. Caglan M. Aras(4) .... Former Vice President, Marketing	2007	210,000		—	305,522	35,438	1,915	552,875
Gary D. Testa............... Vice President Worldwide Sales	2007	220,000	145,372(5)	—	738,631	—	2,480	1,106,483
Lowell B. Trangsrud.......... Executive Vice President And Chief Operating Officer	2007	250,000		4,774	390,568	100,000	3,518	748,860

(1) The dollar amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended April 30, 2007, in accordance with FAS 123(R), disregarding estimates of forfeiture related to service-based vesting conditions, associated with non-option awards and including amounts from awards granted in and prior to fiscal 2007. Assumptions used in the calculation of these amounts are included in Note 10 to our audited financial statements for the fiscal year ended April 30, 2007 included in our Annual Report on Form 10-K.

(2) The dollar amount in this column represent the compensation cost for the year ended April 30, 2007 of stock option awards granted in and prior to fiscal 2007. These amounts have been calculated in accordance with SFAS No. 123R, disregarding estimates of forfeiture related to service-base vesting conditions, and using the Black-Scholes option-pricing model. Assumptions used in the calculation of these amounts are included in Note 10 to our audited financial statements for the fiscal year ended April 30, 2007 included in our Annual Report on Form 10-K.

(3) Includes 401(K) match, group term life insurance premiums paid by company, memberships and miscellaneous taxable compensation.

(4) Dr. Aras ceased to be an employee of Ditech on June 8, 2007.

(5) Consists of sales commissions.

GRANTS OF PLAN-BASED AWARDS

The following table shows for the fiscal year ended April 30, 2007, certain information regarding grants of plan-based awards to the named executive officers:

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2007

Name	Grant Date	Date of Committee Action(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Mr. Montgomery	—	—	0	375,000	750,000	—	—	—	—
Mr. Tamblyn	—	—	0	150,000	300,000	—	—	—	—
	2/15/07	2/5/07	—	—	—	—	37,500	7.22	113,517
	2/15/07	2/5/07	—	—	—	12,500	—	—	61,024
Dr. Aras	—	—	0	94,000	189,000	—	—	—	—
Mr. Testa	2/15/07	2/5/07	—	—	—	—	100,000(5)	7.22	287,375
Mr. Trangsrud	—	—	0	150,000	300,000	—	—	—	—
	2/15/07	2/5/07	—	—	—	—	37,500	7.22	113,517
	2/15/07	2/5/07	—	—	—	12,500	—	—	61,024

(1) The Compensation Committee took action on this date, with the grants to be effective on the grant date and, with respect to stock options, with an exercise price equal to the closing price of the common stock on the Nasdaq Global Market on the date of grant.

(2) Stock Awards and Option Awards were granted under the 2006 Equity Incentive Plan. Stock Awards will vest over four years, 25% of the shares vest on 12/15/07, and 12.5% semi-annually over the following three years. Options will vest over four years, 25% of the shares vest on 12/1/07, and 1/48th of the shares vest each month thereafter.

(3) Under the terms of the 2006 Equity Incentive Plan, the exercise price of option awards was determined based on the closing price of Ditech's common stock as reported on the Nasdaq Global Market on the date of grant.

(4) The amounts shown in this column were determined as of the stock and option's grant date using a Black-Scholes stock option valuation model, and represent the dollar amounts that serves as the basis for stock-based compensation expenses recognized for financial statement reporting purposes in accordance with FAS 123(R). Assumptions used in the calculation of these amounts are described in Note 10 to Ditech's audited financial statements for the fiscal year ended April 30, 2007, included in Ditech's Annual Report on Form 10-K that was filed with the SEC on July 16, 2007. All grants were made subject to individual award agreements, the form of which was previously filed with the SEC.

(5) Shares will vest in full on 12/1/11, and will vest earlier upon Mr. Testa achieving certain milestones

The Compensation Committee determined the cash compensation and equity grants as described in the section entitled "Compensation Discussion and Analysis" above. In particular, readers are encouraged to read the description of the 2007 Executive Bonus Plan in that section to understand the non-equity incentive plan compensation targets, maximums and payouts.

Outstanding Equity Awards at Fiscal Year—End

The following table shows for the fiscal year ended April 30, 2007, certain information regarding outstanding equity awards at fiscal year end for the named executive officers.

Outstanding Equity Awards at April 30, 2007

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(6)
Mr. Montgomery	253,888	—	—	9.00	08/10/2009(2)	—	—
	125,625	—	—	7.19	01/10/2011(2)	—	—
	159,375	—	—	2.92	06/21/2012(1)	—	—
	58,000	—	—	10.35	09/23/2013(1)	—	—
	440,000	—	—	8.76	09/30/2013(1)	—	—
	335,000	—	—	6.49	06/30/2015(1)	—	—
Mr. Tamblyn	124,586	—	—	9.00	08/10/2009(2)	12,500	108,750
	125,000	—	—	7.19	01/10/2011(2)	—	—
	90,000	—	—	2.92	06/21/2012(1)	—	—
	10,000	—	—	10.35	09/23/2013(1)	—	—
	150,000	—	—	8.76	09/30/2013(1)	—	—
	125,000	—	—	13.37	5/18/2014(1)	—	—
	100,000	—	—	6.49	6/30/2015(1)	—	—
	37,500	—	—	7.22	02/15/2017(1)	—	—
Dr. Aras	50,000	—	—	8.82	10/27/2013(1)	—	—
	100,000	—	—	13.37	05/18/2014(1)	—	—
	100,000	—	—	6.49	06/30/2015(1)	—	—
Mr. Testa	58,333	141,667	—	8.90	02/07/2016(3)	—	—
	—	100,000	100,000	8.90	02/07/2016(4)	—	—
	100,000	—	—	7.22	02/15/2017(5)	—	—
Mr. Trangsrud	126,000	—	—	7.12	07/12/2011(1)	12,500	108,750
	28,900	—	—	2.92	06/21/2012(1)	—	—
	150,000	—	—	8.76	09/30/2013(1)	—	—
	125,000	—	—	13.37	05/18/2014(1)	—	—
	100,000	—	—	6.49	06/30/2015(1)	—	—
	37,500	—	—	7.22	02/15/2017(1)	—	—

(1) Option is immediately exercisable and vest over four years, 25% of the shares vest nine years prior to the expiration date, and 1/48th of the shares vest each month after the first 25% vest.

(2) Option was immediately exercisable and vested in variable increments. The option is now fully vested.

(3) Option is exercisable as it vest. Option vested 25% on 2/7/06 and the balance will vest monthly for the next 36 months of continuous service.

(4) Option is exercisable as it vest. Option vested 25% on 2/7/07 and the balance will vest monthly for the next 36 months of continuous service.

(5) Shares will vest in full on 12/1/11, and will vest earlier upon Mr. Testa achieving certain milestones. Option is immediately exercisable.

(6) Value based on April 30, 2007 closing price of $8.70.

Option Exercises and Stock Vested

During the fiscal year ended April 30, 2007, there were no option exercises and stock which vested with respect to the named executive officers.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Employment Agreements and Termination of Employment and Change of Control Arrangements

Employment Agreement with Mr. Montgomery. In September 1998, Ditech entered into an employment agreement with Timothy K. Montgomery, our former President and Chief Executive Officer, to serve as Ditech's President and Chief Executive Officer. The employment agreement provides that if Mr. Montgomery is terminated without cause, he will be paid a lump sum equal to twelve months base salary. However, if Mr. Montgomery resigns, his employment is terminated for cause, or following a change in control of Ditech, he will receive no severance benefits.

For purposes of the agreement:

"Cause" means misconduct, including: (i) commission of any felony or any crime involving moral turpitude or dishonesty; (ii) participation in a fraud or act of dishonesty against Ditech; (iii) material breach of Ditech's policies; (iv) intentional damage to Ditech's property; (v) material breach of the agreement; or (vi) conduct that in the good faith and reasonable determination of the Board demonstrates unacceptable job performance or gross unfitness to serve.

A "change of control" means: (a) any reorganization, consolidation or merger of Ditech in which Ditech is not the surviving corporation or pursuant to which shares of Ditech's voting stock would be converted into cash, securities or other property, in either case other than a merger of Ditech in which the holders of Ditech's voting stock immediately prior to the merger have the same proportionate ownership of voting stock of the surviving corporation immediately after the merger; (b) a reverse merger in which Ditech is the surviving corporation but the shares of Ditech's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; (c) the sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of Ditech; (d) approval by the shareholders of Ditech of a plan or proposal for the liquidation or dissolution of Ditech; or (e) any "person" (as defined in Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becoming the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of Ditech's outstanding voting stock.

Retirement Agreement with Mr. Montgomery. On May 8, 2007, we entered into a Transition and Retirement Agreement with Mr. Montgomery pursuant to which Mr. Montgomery would retire and cease to be Ditech' Chief Executive Officer and President effective as of the date that Ditech Networks' Board of Directors appoints a new Chief Executive Officer and President. The retirement date will be his last day of employment with Ditech. In this agreement Mr. Montgomery has agreed to resign as a director of Ditech Networks if requested by a majority of the Board on or after his retirement date. Mr. Montgomery retired from Ditech Networks and resigned from the Board on August 15, 2007.

In connection with his retirement, Ditech Networks will provide to Mr. Montgomery the following benefits as severance following his retirement date:

(a) 12 months of continued salary (Mr. Montgomery's annual salary was $375,000);

(b) continued health benefits for 12 months;

(c) (i) the term during which any vested shares subject to the option grants may be exercised shall be extended up to (but no later than) the earlier to occur of (x) the later to occur of December 31, 2008 and the date Mr. Montgomery ceases to be a member of the Board, and (y) the applicable term of such Option Grants; and (ii) that Mr. Montgomery's option grants will continue to vest on the same monthly vesting schedules in effect as of the date of his retirement, until the earlier to occur of the date the option grants cease to be exercisable and seventeen (17) months after the date of Mr. Montgomery's retirement date (to the extent not fully vested) and vesting will cease

on such date, *provided that,* all such vesting will cease earlier in the event that Mr. Montgomery materially breaches the agreement entered into in connection with his retirement or the proprietary information agreement he entered into in connection with his employment by Ditech at any time.

(d) the exercise period for his stock options is extended to be the later to occur of December 31, 2008 and the date that he ceases to provide services to Ditech unless term of the options expire before that date.

Employment Agreement with Mr. Testa. In February 2006, Ditech entered into an employment agreement with Gary Testa to serve as Ditech's Vice President of Worldwide Sales. His employment agreement provides that if Mr. Testa is terminated without cause or resigns with good reason in his first year of employment, he will receive severance benefits equal to his base salary and guaranteed bonus for the greater of six months or the period until the first anniversary of employment, plus acceleration of a portion of the options granted to him based on a formula as set forth in the agreement, and if he is terminated without cause or resigns for good reason after the first year of employment, severance benefits equal to six months' base salary. As Mr. Testa completed his first year of service prior to April 30, 2007, no amounts will be paid to him upon termination of his employment or a change in control.

Change in Control Severance Benefit Plan. On August 18, 2006, the Compensation Committee adopted a Change in Control Severance Benefit Plan (the "Plan") for Messrs. Montgomery, Tamblyn and Trangsrud (each, a "Participant").

A Participant in the Plan will receive, if the Participant's employment with Ditech is terminated due to an "involuntary termination without cause" or a "constructive termination" (as those terms are defined in the Plan), in either case within one (1) month prior to or twelve (12) months following a "change in control" (defined in the Plan), the following benefits:

(a) cash severance, paid over 12 months, equal to (i) 18 months base salary in the case of the Mr. Montgomery, and 12 months base salary in the case of each of Messrs. Tamblyn and Trangsrud, and (ii) the pro rata portion (based upon of the amount of the fiscal year lapsed) of the expected executive bonus for the Participant for the fiscal year;

(b) full accelerated stock option exercisability and vesting for all outstanding options to purchase Ditech common stock that were granted to the Participant on or after September 1, 2003; and

(c) COBRA premiums for the Participant for 12 months, or until such earlier date as the Participant shall secure subsequent employment that shall provide the Participant with health benefits.

For purposes of the Plan:

"Change in Control" means one of the following events or a series of more than one of the following events that are related, wherein the stockholders of Ditech immediately before the transaction do not retain immediately after the transaction, in substantially the same proportions as their ownership of shares of Ditech's voting stock immediately before the transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting stock of Ditech, the resulting entity in a merger or, in the case of an asset sale, the corporation or corporations to which the assets of Ditech were transferred:

(1) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of Ditech of more than fifty percent (50%) of the voting stock of Ditech;

(2) a merger or consolidation in which Ditech is a party; or

(3) the sale, exchange, or transfer of all or substantially all of the assets of Ditech.

"Constructive Termination" means a resignation by a Participant of employment with the Company after one of the following is undertaken without the Participant's express written consent:

(1) a substantial reduction in the Participant's duties or responsibilities (and not simply a change in title or, with respect to Participants other than Mr. Montgomery, reporting relationships) in effect immediately prior to the effective date of the Change in Control; *provided, however,* that it shall not be a "Constructive Termination" if, following the effective date of the Change in Control, either (a) Ditech is retained as a separate legal entity or business unit and the Participant holds the same position in such legal entity or business unit as the Participant held before such effective date, or (b) the Participant holds a position with duties and responsibilities comparable (though not necessarily identical, in view of the relative sizes of Ditech and the entity involved in the Change in Control) to the duties and responsibilities of the Participant prior to the effective date of the Change in Control; *provided further, however,* that, in the case of Mr. Montgomery, if the reporting relationship of Mr. Montgomery following a Change in Control is not directly to the board of directors of the corporation or corporations to which the assets of Ditech were transferred or its ultimate parent, then the termination by Mr. Montgomery of employment with Ditech after such change in reporting relationship following such Change in Control without Mr. Montgomery's express written consent shall be a "Constructive Termination";

(2) a reduction in the Participant's base salary (except for salary decreases generally applicable to Ditech's other similarly situated employees);

(3) a change in the Participant's business location of more than 40 miles from the business location prior to such change, except for required travel for Ditech's business to an extent substantially consistent with Participant's prior business travel obligations;

(4) a material breach by Ditech of any provisions of the Plan or any enforceable written agreement between Ditech and the Participant, and Ditech fails to rescind or cure the conduct giving rise to the event constituting such material breach within thirty (30) days of receipt by Ditech of written notice from the Participant informing Ditech of such material breach; or

(5) any failure by Ditech to obtain assumption of the Plan by any successor or assign of Ditech.

Notwithstanding the foregoing, a resignation shall not be deemed a Constructive Termination unless (x) the Participant provides Ditech with written notice (the ***"Constructive Termination Notice"***) that the Participant believes that an event described above has occurred, (y) the Constructive Termination Notice is given within three (3) months of the date the event occurred, and (z) Ditech does not rescind or cure the conduct giving rise to the event described in this Section 2(f) within fifteen (15) days of receipt by Ditech of the Constructive Termination Notice.

"Involuntary Termination Without Cause" means an involuntary termination of employment by Ditech other than for one of the following reasons:

(1) the Participant's violation of any material provision of Ditech's standard agreement relating to proprietary rights;

(2) the Participant participates in any act of theft or dishonesty; or

(3) the Participant participates in any immoral or illegal act which has had or could reasonably be expected to have or had a detrimental effect on the business or reputation of Ditech; or

(4) any material failure by the Participant to use reasonable efforts to perform reasonably requested tasks after written notice and a reasonable opportunity to comply with such notice.

In order to be eligible for benefits under the Plan, the Participant must execute a general release of claims against Ditech. The Plan provides that Ditech may reduce the amount of severance payable under the Plan by the amount, if any, payable to an individually negotiated

Stock Option Plans. Under the terms of our stock option plans, if stock options are not assumed in connection with a change in control of Ditech, then the stock options will vest in full and then terminate at the closing of the change in control.

Summary of Benefits. The following tables describe the potential payments and benefits upon employment termination or change in control for our named executive officers, as if their employment had terminated as of April 30, 2007 and as if a change in control had occurred on April 30, 2007, as applicable, based on the assumptions described above with respect to each individual and each compensation component. The table assumes full payment of the COBRA premiums.

TIMOTHY K. MONTGOMERY

Compensation and Benefits	No Change in Control Termination without Cause ($)	Change in Control Termination without Cause ($)
Base Salary	375,000	562,500
COBRA Premium		8,903
Vesting Acceleration(1)		323,902

(1) Equals the difference between the exercise price and the fair market value of the shares subject to the option.

WILLIAM J. TAMBLYN

Compensation and Benefits	Change in Control Termination without Cause ($)
Base Salary	250,000
COBRA Premium	8,903
Vesting Acceleration(1)	260,938

(1) Equals the difference between the exercise price and the fair market value of the shares subject to the option.

LOWELL B. TRANGSRUD

Compensation and Benefits	Change in Control and Termination without Cause ($)
Base Salary	250,000
COBRA Premium	8,903
Vesting Acceleration(1)	260,938

(1) Equals the difference between the exercise price and the fair market value of the shares subject to the option.

Gary D. Testa

Compensation and Benefits	Change in Control and Termination without Cause ($)
Vesting Acceleration(1)	148,000

(1) Equals the difference between the exercise price and the fair market value of the shares subject to the option.

All other rights that the Named Executive Officers previously had with respect to a termination or change in control had expired or were no longer in effect at the beginning of fiscal 2007.

Compensation of Directors

The following table shows for the fiscal year ended April 30, 2007, certain information with respect to the compensation of all non-employee directors of Ditech:

Director Compensation in Fiscal 2007

Name	Fees earned or paid in cash ($)	Options Awards ($)(1)	Total ($)
Gregory M. Avis	24,750	50,985	75,735
Edwin L. Harper	30,500	54,576	85,076
William A. Hasler	30,750	50,985	81,735
Andrei M. Manoliu, Ph.D.	26,250	50,985	77,235
David M. Sugishita	31,875	55,999	87,874

(1) The amounts shown in this column represent the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended April 30, 2007, in accordance with FAS 123(R), disregarding the estimate of forfeiture related to service-based vesting conditions, and thus include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are described in Note 10 to our audited financial statements for the fiscal year ended April 30, 2007, included in our Annual Report on Form 10-K that was filed with the SEC on July 16, 2007. All grants were made subject to individual award agreements, the form of which was previously filed with the SEC.

The following options were outstanding as of April 30, 2007: Mr. Avis: 50,000; Mr. Harper: 90,000; Mr. Hasler: 50,000; Dr. Manoliu: 40,000; and Mr. Sugishita: 67,500.

The following table sets forth each grant of options to Ditech's non-employee directors during fiscal 2007 under the 1999 Non-Employee Directors' Stock Option Plan, as amended ("Directors' Plan"), together with the exercise price per share and grant fair value of each award computed in accordance with FAS 123(R) using the Black-Scholes model.

Name	Options Granted in Fiscal 2007	Grant Date	Exercise Price Per Share ($)	Grant Date Fair Value of Option Award ($)
Gregory M. Avis	10,000	9/15/06	8.30	50,985
Edwin L. Harper	10,000	9/15/06	8.30	50,985
William A. Hasler	10,000	9/15/06	8.30	50,985
Andrei M. Manoliu, Ph.D.	10,000	9/15/06	8.30	50,985
David M. Sugishita	10,000	9/15/06	8.30	50,985

Standard Cash Compensation Arrangements With Outside Directors. During fiscal 2007, the standard amounts of cash compensation for our non-employee was as set forth in the table below. In June 2007, the Board, upon the recommendation of the Corporate Governance and Nominating Committee, increased the cash compensation paid to outside directors, effective as of the first day of fiscal 2008, as set forth in the table below. Additionally, directors are entitled to be reimbursed for certain expenses in connection with attendance at board and committee meetings.

	During Fiscal 2007	Effective May 1, 2008
Annual Retainer:		
Board Members	$16,000	$25,000
Lead Independent Director (additional)	—	$15,000
Audit Committee Chairperson	$ 5,000	$ 7,500
Compensation Committee Chairperson	$ 2,500	$ 5,000
Corporate Governance and Nominating Committee Chairperson	$ 2,500	$ 5,000
Meeting Fees:		
Board of Directors		
Annual offsite regular meeting	$ 2,500	$ 2,500
Regular meeting	$ 1,000	$ 1,000
Special (telephonic)	$ 250	$ 500
Audit Committee		
Regular meeting	$ 2,500	$ 2,500
Special (in person)	$ 1,000	$ 1,000
Special (telephonic)	$ 500	$ 750
Compensation Committee		
Regular meeting	$ 2,000	$ 2,000
Special	$ 500	$ 750
Corporate Governance and Nominating Committee		
Regular meeting	$ 2,000	$ 2,000
Special	$ 500	$ 750

Equity Compensation for Outside Directors. Pursuant to the Directors' Plan, upon initial appointment, each non-employee director is automatically granted an option to purchase 35,000 shares of Ditech's Common Stock, which is subject to annual vesting over a four-year period from the date of grant. In addition, each non-employee director will automatically be granted a fully-vested option to purchase 10,000 shares of Ditech's Common Stock immediately following each annual meeting of stockholders; provided, that such person has served as a non-employee director of Ditech for at least six months as of the date of the applicable annual meeting of stockholders. These options are granted at 100% of the fair market value of the Common Stock on the date of grant and have a five-year term. Pursuant to the Directors' Plan, the initial grants and the annual grants are non-discretionary and are granted automatically, without any further action by Ditech, the Board or the stockholders.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2007, the Compensation Committee was composed of three members: Messrs. Avis, Hasler and Harper. No member of the Compensation Committee was or has ever been an officer or employee of Ditech or its subsidiaries. No member of the Compensation Committee serves as an executive officer of another entity that has as a member of the board of directors or compensation committee of the other entity one or more executive officers of Ditech. On August 15, 2007, the Board appointed Mr. Harper Interim Chief Executive Officer of Ditech and simultaneously removed him as a member and chairman of the Compensation Committee.

COMPENSATION COMMITTEE REPORT(1)

The Compensation Committee of the Board of Ditech has reviewed and discussed with management the information contained in the Compensation Discussion and Analysis and, based upon the review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee:

Edwin L. Harper (Chairman)*
Gregory M. Avis
William A. Hasler

---

* On August 15, 2007, the Board appointed Mr. Harper Interim Chief Executive Officer of Ditech and simultaneously removed him as a member and chairman of the Compensation Committee.

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of Ditech under the Securities Act of 1933 or the Securities Exchange Act of 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ditech has entered into indemnity agreements with certain officers and directors which provide, among other things, that Ditech will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Ditech, and otherwise to the fullest extent permitted under Delaware law and Ditech's By-laws.

POLICIES AND PROCEDURES FOR REVIEW OF RELATED PARTY TRANSACTIONS

Pursuant to the charter of our Audit Committee, unless previously approved by another independent committee of our Board of Directors, our Audit Committee reviews and, if determined appropriate, approves all related person transactions. It is management's responsibility to bring related person transactions to the attention of the members of the Audit Committee.

Our Code of Conduct and Ethics provides that our employees, including our officers and directors, should avoid conflicts of interest that occur when their personal interests may interfere in any way with the performance of their duties or the best interests of Ditech. Our Code of Conduct and Ethics also addresses specific types of related person transactions and how they should be addressed. All of our employees, including our officers and directors, are expected and required to adhere to the Code of Conduct and Ethics. If an officer or director has any questions regarding whether a potential transaction would be in violation of the Code of Conduct and Ethics, they are required to bring this to the attention of our Compliance Officer or General Counsel. If the potential transaction is a related person transaction, it would be recognized as such and brought to the Audit Committee for pre-approval.

Further, each of our officers and directors is knowledgeable regarding the requirements of obtaining approval of related person transactions and is responsible for identifying any related-person transaction involving such officer or director or his or her affiliates and immediate family members and seeking approval from our Audit Committee before he or she or, with respect to immediate family members, any of their affiliates, may engage in the transaction.

Our Audit Committee will take into account all relevant factors when determining whether to approve or disapprove of any related person transaction.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Ditech stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Investor Relations Department, Ditech Networks, Inc., 825 E. Middlefield Road, Mountain View, CA 94043 or contact Kimberly Canigiula by telephone at (650) 623-1357 or by email at kimberly@ditechnetworks.com. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



William J. Tamblyn
Secretary

September 10, 2007

A copy of our Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended April 30, 2007 is available without charge upon written request to Investor Relations Department, Ditech Networks, Inc., 825 E. Middlefield Road, Mountain View, CA 94043 or by contacting Kimberly Canigiula by telephone at (650) 623-1357 or by email at kimberly@ditechnetworks.com.

APPENDIX A

DITECH NETWORKS, INC.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

ORGANIZATION

The Audit Committee of the Board of Directors of Ditech Networks, Inc. (the "Company") shall consist of at least three members of the Company's Board of Directors (the "Board"). No Audit Committee member shall be an employee of the Company and each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board of Directors, and is otherwise independent in accordance with the independence requirements of The Nasdaq Stock Market and the rules and regulations of the Securities and Exchange Commission ("SEC"); *provided, however*, that if permitted by the Nasdaq rules and the rules and regulations of the SEC, one member need not meet the independence requirements under the conditions specified by such requirements and rules and regulations. The members of the Audit Committee shall also be able to read and understand the financial statements of the Company and otherwise comply with the financial sophistication and experience requirements of The Nasdaq Stock Market and SEC rules and regulations.

STATEMENT OF PURPOSE AND POLICY

The primary purpose of the Audit Committee shall be to provide assistance to, and act on behalf of, the Board in fulfilling its responsibility to the stockholders, potential stockholders, and investment community relating to corporate accounting and financial reporting processes of the Company, the audits of the Company's financial statements, the Company's systems of internal control over financial reporting, and the quality and integrity of the financial reports of the Company. In so doing, it is the responsibility of the Audit Committee to maintain free and open means of communication between the Company's directors, independent registered public accounting firm ("independent auditors"), and management team. Moreover, the Company's independent auditors shall report directly to the Audit Committee. The Audit Committee shall also establish procedures, and maintain easy access to the Audit Committee, for all employees and consultants to the Company to voice concerns and report potential misconduct to the Audit Committee. The Audit Committee shall also have a clear understanding with the Company's independent auditors that the independent auditors are accountable to the Board and Audit Committee, as representatives of the Company's stockholders.

AUTHORITY

The Audit Committee shall have authority to appoint, determine compensation for, at the expense of the Company, retain and oversee the independent auditors as set forth in Section 10A(m)(2) of the Securities Exchange Act of 1934, as amended, and the rules thereunder, and otherwise to fulfill its responsibilities under this charter. The Audit Committee shall have authority to retain and determine compensation for, at the expense of the Company, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Audit Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Audit Committee, are necessary or appropriate in carrying out its duties. The Audit Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Audit Committee to discharge his or her responsibilities hereunder. The Audit Committee shall have authority to require that any of the Company's personnel, counsel, independent auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Audit Committee or meet with any member of the Audit Committee or any of its special legal, accounting or other advisors and consultants. To the extent permitted by law and the

Company's bylaws, the Audit Committee may delegate its authority to a subcommittee of one or more members of the Audit Committee.

RESPONSIBILITIES

In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible in order to best react to changing conditions and to best enable it to fulfill its obligation to oversee, for the benefit of the directors and stockholders, the corporate accounting and reporting practices of the Company for the purpose of determining that they are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the Audit Committee shall:

1. Have sole authority to hire and terminate the Company's independent auditors.

2. Negotiate, execute and deliver the engagement letter to be entered into between the Company and its independent auditors, and establish the compensation to be received by the independent auditors.

3. Evaluate on a periodic basis the independent auditors engaged to audit the financial statements of the Company and its divisions and subsidiaries.

4. Have the sole authority to approve all audit, review and attest services, as well as non-audit services to be performed by the independent auditors (but only as permitted by the Nasdaq rules and the rules and regulations of the SEC), which authority with respect to non-audit services the Audit Committee may delegate to one or more members of the Audit Committee from time to time.

5. Receive written statements from the independent auditors delineating all relationships between the independent auditors and the Company consistent with Independence Standards Board Standard No. 1, and consider and discuss with the auditors any disclosed relationships or services that could impact the auditors' objectivity and independence, and if so determined by the Audit Committee, take, or recommend that the Board take, appropriate action to oversee the independence of the auditors.

6. Meet with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

7. Resolve any disagreements between the independent auditors and management regarding financial reporting.

8. Review with the independent auditors and the Company's financial and accounting personnel the adequacy and effectiveness of the accounting and control over financial reporting of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

9. Review the financial statements contained in the annual report to stockholders with management and the independent auditors, as well as any significant correcting adjustments identified by the independent auditors or disagreements between management and the independent auditors, to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the stockholders.

10. Review the financial statements and Management's Discussion and Analysis section of the corporation's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for purpose of determining if Company's periodic reports adequately disclose the information required to be presented therein.

11. Review and approve (to the extent required by the Nasdaq rules) related person transactions required to be disclosed in the Company's proxy statement filed with the SEC.

12. Review, prior to announcement, Company press releases and other disclosures containing financial information for the purpose of ensuring that such press releases and other disclosures properly disclose the financial information presented therein.

13. Meet with the independent auditors and senior management in separate executive sessions to discuss any matters that the Audit Committee, the independent auditors or senior management believe should be discussed privately with the Audit Committee. Discuss and evaluate, among other things, the cooperation received by the independent auditors during their audit examination, including their access to all requested records, data and information, the sufficiency of the Company's financial, accounting and auditing personnel, and the responsiveness of the independent auditors to the Company's needs.

14. Review accounting and financial human resources planning within the Company.

15. Investigate any matter brought to its attention within the scope of its duties.

16. Review and assess the adequacy of this charter annually (or such other times as appropriate or desirable) and recommend any proposed changes to the Board for approval.

17. Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each Audit Committee meeting with, the Board.

18. Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

19. Establish and maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and a policy of open access to the members of the Audit Committee by the employees and consultants to the Company, to enable the employees and consultants to bring to the attention of the Audit Committee concerns held by such employees and consultants regarding the financial reporting of the Company, and to report potential misconduct to the Audit Committee.

20. Perform such other functions and to have such power as it may deem necessary or advisable in the efficient and lawful discharge of the foregoing.

The operation of the Audit Committee shall be subject to the By-laws as in effect from time to time and Section 141 of the Delaware General Corporation Law.

APPENDIX B

DITECH NETWORKS, INC.

CHARTER OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS

ORGANIZATION

The Corporate Governance and Nominating Committee (the "Committee") of the Board of Directors (the "Board") of Ditech Communications Corporation, a Delaware corporation (the "Company"), shall consist of at least two (2) members of the Board. No Committee member shall be an employee of the Company and each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board, in accordance with the applicable independence requirements of The Nasdaq Stock Market and the rules and regulations of the Securities and Exchange Commission ("SEC"). The members of the Committee and the Committee chairperson shall be appointed by the Board.

STATEMENT OF POLICY

The purpose of the Committee shall be to (i) oversee all aspects of the Company's corporate governance functions on behalf of the Board; (ii) make recommendations to the Board regarding corporate governance issues; (iii) identify, review and evaluate candidates to serve as directors of the Company; (iv) serve as a focal point for communication between such candidates, non-committee directors and the Company's management; (v) recommend such candidates to the Board; and (vi) make such other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation.

OPERATING PRINCIPLES AND PROCESSES

In fulfilling its function and responsibilities, the Committee should give due consideration to the following operating principles and processes:

- *Communication*—Regular and meaningful contact throughout the year with the Board, committee chairpersons, members of senior management and independent professional advisors to the Board and its various committees, as applicable, is viewed as important for strengthening the Committee's knowledge of relevant current and prospective corporate governance issues.
- *Committee Education/Orientation*—Developing with management and participating in a process for systematic review of important corporate governance issues and trends in corporate governance practices that could potentially impact the Company will enhance the effectiveness of the Committee.
- *Resources*—The Committee shall be authorized to access such internal and, in consultation with other members of the Board, external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities, including engagement of independent counsel, consultants and other professional advisors, as well as executive search firms to help identify director candidates. The Committee shall have sole authority to approve fees, costs and other terms of engagement of such outside resources. The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.
- *Reporting to the Board*—The Committee, through the Committee chairperson, shall report all material activities of the Committee to the Board from time to time, or whenever so requested by the Board.

RESPONSIBILITIES

The operation of the Committee will be subject to the provisions of the Bylaws of the Company and the Delaware General Corporation Law, each as in effect from time to time. The Committee will have the full power and authority to carry out the following primary responsibilities or to delegate such power and authority to one (1) or more subcommittees of the Committee:

- *Director Nominations*—The Committee, in consultation with other members of the Board, has the primary responsibility for establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements.

  The Committee shall also have the primary responsibility for evaluating, reviewing and considering the recommendation for nomination of current directors for reelection to the Board as well as monitoring the size of the Board. The selection of nominees for director to be presented to the stockholders for election or reelection, and the selection of new Directors to fill vacancies and newly created directorships on the Board, shall be made by the full Board based on the recommendations of the Committee.

  The Committee shall have the power and authority to consider board nominees and proposals submitted by the Company's stockholders and to establish any procedures, including procedures to facilitate stockholder communication with the Board of Directors, and to make any such disclosures required by applicable law in the course of exercising such authority.

- *Board Assessment*—The Committee shall periodically review, discuss and assess the performance of the Board, including Board committees, seeking input from senior management, the full Board and others. The assessment includes evaluation of the Board's contribution as a whole, specific areas in which the Board and/or management believe better contributions could be made, and overall Board composition and makeup, including the reelection of current Board members. The factors to be considered shall include whether the Directors, both individually and collectively, can and do provide the skills and expertise appropriate for the Company. The Committee shall also consider and assess the independence of Directors, including whether a majority of the Board is independent from management in both fact and appearance, as well as within the meaning prescribed by The Nasdaq Stock Market. The results of such reviews shall be provided to the Board for further discussion as appropriate.

- *Board Committee Nominations*—The Committee, in consultation with other members of the Board, and after due consideration of the wishes, independence and experience of the individual directors and independence and experience requirements in accordance with The Nasdaq Stock Market, the rules and regulations of the Securities and Exchange Commission and applicable law, shall recommend to the entire Board annually the chairmanship and membership of each committee.

- *Continuing Education*—The Committee shall also consider, after review of the qualifications and experience of the members of the Board, whether to recommend to any of the members of the Board that they participate in a program for the continuing education of directors.

- *Corporate Governance Principles*—The Committee shall develop a set of corporate governance principles to be applicable to the Company, shall periodically review and assess these principles and their application, and shall recommend any changes deemed appropriate to the Board for its consideration. Further, the Committee shall periodically review Company policy statements to determine their adherence to the Company's Code of Conduct.

- *Procedures for Information Dissemination*—The Committee shall oversee and review the processes and procedures used by the Company to provide information to the Board and its committees. The

Committee should consider, among other factors, the reporting channels through which the Board and its committees receive information and the level of access to outside advisors where necessary or appropriate, as well as the procedures for providing accurate, relevant and appropriately detailed information to the Board and its committees on a timely basis.

- *Director Compensation*—The Committee shall periodically review the compensation paid to non-employee Directors for their service on the Board and its committees and recommend any changes considered appropriate to the full Board for its approval.

MEETINGS

The Committee will hold at least one (1) regular meeting per year and additional meetings as the Committee deems appropriate. At the discretion of the Committee, the President, Chief Executive Officer, Chairman of the Board (if so designated) and Chief Financial Officer may attend any meeting of the Committee, except for portions of the meetings where his, her or their presence would be inappropriate, as determined by the Committee.

MINUTES AND REPORTS

Minutes of each meeting will be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Chairman of the Committee will report to the Board from time to time, or whenever so requested by the Board.

APPENDIX C

DITECH NETWORKS, INC.
CHARTER OF THE COMPENSATION COMMITTEE

PURPOSE

The purpose of the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Ditech Networks, Inc. (the "Company") shall be to act on behalf of the Board in fulfilling the Board's responsibilities to oversee the Company's compensation policies, plans and programs, and to review and determine the compensation to be paid to the Company's executive officers, as well as to prepare and review the Committee report included in the Company's annual proxy statement in accordance with applicable rules and regulations of the Securities and Exchange Commission (the "SEC") in effect from time to time. The term "compensation" shall include salary, long-term incentives, bonuses, perquisites, equity incentives, severance arrangements, retirement benefits and other related benefits and benefit plans.

COMPOSITION

The Committee shall consist of at least two members of the Board of Directors. All members of the Committee shall satisfy the independence requirements of the Nasdaq National Stock Market ("Nasdaq") applicable to compensation committee members, as in effect from time to time, when and as required by Nasdaq, provided that one member need not be "independent" if permitted by any Nasdaq exceptions to these requirements. At least two members of the Committee shall satisfy the "non-employee director" standard within the meaning of Section 16b-3 of the Securities Exchange Act of 1934, as amended from time to time (the "Exchange Act") and the "outside director" standard within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time (the "Code"). The members of the Committee shall be appointed by and serve at the discretion of the Board. Vacancies occurring on the Committee shall be filled by the Board. The Committee's chairperson shall be designated by the Board.

MEETINGS AND MINUTES

The Committee shall hold such regular or special meetings as its members deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared by or at the direction of the Secretary of the Company and included in the books and records of the Company, and shall be distributed to each director of the Company upon request. The Committee shall report to the Board from time and time and whenever requested to do so by the Board.

AUTHORITY

The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have the authority to obtain, at the expense of the Company, advice and assistance from internal or external legal, accounting or other advisors and consultants. Other reasonable expenditures for external resources that the Committee deems necessary or appropriate in the performance of its duties are permitted. The Committee may form and delegate authority to subcommittees as appropriate, including, but not limited to, a subcommittee composed of one or more members of the Committee to grant stock awards under the Company's equity incentive plans to persons who are not (a) "Covered Employees" under Section 162(m) of the Code; (b) individuals with respect to whom the Company wishes to comply with Section 162(m) of the Code or (c) then subject to Section 16 of the Exchange Act. The operation of the Committee shall be subject to the Bylaws of the Company as in effect from time to time and Section 141 of the Delaware General Corporation Law. The approval of this

Compensation Committee Charter shall be construed as a delegation of authority to the Committee with respect to the responsibilities set forth herein.

RESPONSIBILITIES

To implement the Committee's purpose and policies, the Committee shall be charged with the following duties and responsibilities. The Committee may supplement and, except as otherwise required by applicable law or the requirements of Nasdaq, deviate from these activities as appropriate under the circumstances:

1. *Overall Compensation Strategy.* The Committee shall review, modify (as needed) and approve the overall compensation strategy and policies for the Company, including:

- reviewing and approving corporate performance goals and objectives relevant to the compensation of the Company's officers (as that term is defined in Section 16 of the Exchange Act and Rule 16a-1 thereunder, referred to herein as "executive officers");
- evaluating and recommending to the Board the compensation plans and programs advisable for the Company, as well as modification or termination of existing plans and programs;
- establishing policies with respect to equity compensation arrangements; and
- reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for the Company's executive officers.

2. *Compensation of Chief Executive Officer.*

The Committee shall determine and approve the compensation and other terms of employment of the Company's Chief Executive Officer and shall evaluate the Chief Executive Officer's performance in light of relevant corporate performance goals and objectives.

In determining the long-term incentive component of the Chief Executive Officer's compensation, the Committee should consider the Company's performance and relative stockholder return, the value of similar incentive awards given to chief executive officers of comparable companies, the awards given to the Company's Chief Executive Officer in past years, and such other criteria as the Committee deems advisable.

The Chief Executive Officer may not be present during the voting or deliberations regarding his or her compensation.

3. *Compensation of Other Executive Officers.* The Committee shall review and approve the individual and corporate performance goals and objectives of the Company's other executive officers that are periodically established. The Committee shall determine and approve the compensation and other terms of employment of these executive officers, taking into consideration the success in achieving his or her individual performance goals and objectives and the corporate performance goals and objectives deemed relevant to the officer as established by the Committee.

4. *Administration of Benefit Plans.* The Committee shall recommend to the Board the adoption, amendment and termination of the Company's stock option plans, stock appreciation rights plans, pension and profit sharing plans, incentive plans, stock bonus plans, stock purchase plans, bonus plans, deferred compensation plans and similar programs. The Committee shall have full power and authority to administer these plans, establish guidelines, interpret plan documents, select participants, approve grants and awards, and exercise such other power and authority as may be permitted or required under such plans.

5. *Insurance Coverage.* The Committee shall review and establish appropriate insurance coverage for the Company's directors and executive officers.

6. *Committee Self-Assessment.* The Committee shall review, discuss and assess its own performance at least annually. The Committee shall also periodically review and assess the adequacy of this charter, including the Committee's role and responsibilities as outlined in this Charter, and shall recommend any proposed changes to the Board for its consideration.

7. *Proxy Statement Report.* The Committee shall prepare a report to be filed with the Company's proxy or information statement which shall disclose the compensation policies applicable to the Company's executive officers.

8. *Other Functions.* The Committee shall perform such other functions and have such other powers as may be necessary or convenient in the efficient discharge of the foregoing.

Corporate Information

DIRECTORS

Edwin L. Harper
Chairman and Interim Chief Executive Officer
Ditech Networks, Inc.

Gregory M. Avis
Managing Partner, Summit Partners

William A. Hasler
Director

Dr. Andrei M. Manoliu
Independent Business and Financial Consultant

David M. Sugishita
Director

EXECUTIVE OFFICERS

Edwin L. Harper
Chairman of the Board
Interim Chief Executive Officer

William J. Tamblyn
Executive Vice President, Chief Financial Officer and Secretary

Lowell B. Trangsrud
Executive Vice President
Chief Operating Officer

Lee H. House
Vice President, Platform Engineering

Dr. Todd G. Simpson
Vice President, Marketing

Gary D. Testa
Vice President, Worldwide Sales

GENERAL COUNSEL

Cooley Godward Kronish LLP
Palo Alto, California

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
San Jose, California

TRANSFER & REGISTRAR

Wells Fargo Bank n.a.
Shareowner Services
161 North Concord Exchange Street
South St. Paul, Minnesota 55075-1139
Phone: 800.468.9716
Fax: 651.554.3870

INVESTOR RELATIONS

If you need copies of the Company's publications, please write or call:

Ditech Networks, Inc.
Attn: Kimberly Canigiula
825 East Middlefield Road
Mountain View, CA 94043
650.623.1300
www.ditechnetworks.com

STOCKHOLDERS INFORMATION

The common shares of Ditech Networks, Inc. trade on the Nasdaq Global Market under the symbol DITC.



825 East Middlefield Road
Mountain View, California, USA 94043
www.ditechnetworks.com

END